Seven of our favorite

and why



The 2002 Knight Ridder Annual Report

1 FINANCIAL HIGHLIGHTS
2 LETTER
6 QUESTIONS & ANSWERS
10 FAVORITE STORIES
22 KNIGHT RIDDER DIGITAL
24 NEWSPAPERS
45 FINANCIAL CONTENTS
76 CORPORATE INFORMATION

ABOUT OUR JOURNALISM

We are pleased to bring you, in this report, special examples of Knight Ridder's commitment to quality journalism.

Our "Favorite Stories" represent some of the best that our journalists produce. Their stories demonstrate masterful storytelling, community outreach, watchdog journalism, detailed analysis and explanatory, solutions-focused reporting.

In addition, nine of our top editors have written "Letter From the Editor" columns sharing their journalistic philosophy and experiences. They write about investigative reporting, freedom of information, utility, understanding and exploring vital community issues, and connecting with readers. Those columns begin on page 27.

We hope you'll enjoy their work – and understand even better why we are dedicated to journalism that makes a difference.

ON THE COVER

Representing Knight Ridder's newspaper readers and online visitors: Front – San Jose Mercury News editorial assistant LaKisha Brewer; Back – Shannon Brown, software engineer, Knight Ridder Digital



Other 3.3%
General 10.8%
Circulation 17.5%
Retail 39.4%

Newspaper Revenue Categories

Advertising accounts for nearly 78% of total newspaper revenue.

Return on Average Shareholders' Equity

Over the past three years, the return on Knight Ridder stock has consistently surpassed its peers in the S&P 500 Publishing Index.



12.0%
12.2%
13.9%
14.3%
23.9%
30.8%
22.8%
19.7%
18.9%
11.9%
18.6%

Financial Highlights

(In thousands, except per share data)	2002	% Change from 2001	2001	% Change from 2000*
Operating Revenue				
Advertising	$2,206,942	(2.1)	$2,254,422	(10.1)
Circulation	487,732	(4.8)	512,309	(2.2)
Other	146,920	10.1	133,478	(25.9)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	124,695	(32.4)	184,573	(1.6)
Operating income as a % of revenue (profit margin)	21.3%		15.9%	
Earnings				
(before cumulative effect of change in accounting principle)				
Net income	$ 281,727	52.4	$ 184,324	(41.2)
As a % of revenue	9.9%		6.4%	
Per share: Basic	$ 3.39	45.5	$ 2.33	(42.0)
Per share: Diluted	3.33	53.9	2.16	(38.8)
Other Financial Data				
Cash and short-term cash investments	$ 39,330	5.5	$ 37,287	(10.5)
Total assets	4,164,658	(1.2)	4,213,376	(0.7)
Total debt	1,560,857	(3.9)	1,623,387	(2.9)
Shareholders' equity	1,461,479	(5.3)	1,580,288	1.2
Return on average shareholders' equity	18.6%		11.9%	
Dividends declared per common share	$ 1.02	2.0	$ 1.00	8.7
Common shares outstanding	81,817	(2.6)	84,013	13.5
Statistics				
Average daily circulation	3,821	0.5	3,802	(2.7)
Average Sunday circulation	5,162	0.2	5,154	(2.6)
Full-run ROP advertising linage	36,583	0.9	33,261	(14.8)
Total preprints inserted	7,253,720	2.5	7,073,470	(0.2)
Tons of newsprint consumed (metric)	645	(2.5)	661	(13.2)

** The fiscal year ended Dec. 31, 2000, included a 53rd week, which occurs once every six years.*

The consolidated financial statements and related notes and discussion for the year ended Dec. 29, 2002 (pages 46 through 72), also should be read to obtain a better understanding of this information.



No recession can diminish our purpose, our drive or our momentum ...

Dear Shareholders

Moving into 2003, let me share with you first how we see the company's strengths and priorities. They reflect a sense of purpose, direction and momentum that I think define Knight Ridder today – and that no recession can diminish. This framework will be helpful in reviewing a year in which business was ever-improving, but rarely as good as we wished.

STRENGTHS AND PRIORITIES

1. Knight Ridder has great franchises and assets in major markets, and we're working hard to leverage our competitive strengths in these markets. Among those strengths are an unparalleled collection of big-city mastheads, a host of smaller businesses that support and augment them, a premier print/online presence and a tradition of quality journalism that gives us unusual distinction within the industry and the potential for substantial organic growth in a recovering economy.
2. We are targeting top-tier financial returns and top-tier journalism at our operations. Since 1995, when I became CEO, our operating profit margin has risen from 11.3% to 21.3% in 2002. Our newspapers do outstanding work on all fronts, but particularly with regard to the public service, investigations and utilitarian features that we have identified as hallmarks of what we deliver to readers.
3. We are focused on achieving growth. We have a top-flight team of operators, all pursuing growth initiatives in advertising revenue, circulation and online audience share. They create new approaches, they share best practices and they generate a constant stream of productivity improvements.

YEAR IN REVIEW

While 2002 did not turn out to be quite as strong as we (or the newspaper industry) hoped, much that was positive did occur. We generated more than $300 million in free after-tax cash. Importantly, after years of industrywide decline, our circulation grew both daily and Sunday. Our performance in retail and general advertising was in the industry's front ranks – and only the sustained downturn in recruitment advertising prevented us from growing share overall. Marketing initiatives of unprecedented variety – everything from creative new rate structures to enhanced micro-zoning to total market coverage packages – undergirded these successes. By every important measure – breaking news, investigations, public service, utility to readers – Knight Ridder journalism and journalists once again did us proud.

At Knight Ridder Digital, our audiences grew steadily and our classified vertical products blossomed. Real Cities, our network of local/regional hubs, added two new affiliates. CareerBuilder, the online recruitment service that we own in a joint venture with Gannett Co., Inc., and Tribune Co., absorbed Headhunter.net, which was acquired in November 2001. The result is a greatly augmented challenge to Monster.com. CareerBuilder offers the only print/online combination in the recruitment space, and with its subsequent introduction of FleXads (print ads with a code for online access to expanded information) and its hourly-jobs database and screening tools, we are rapidly exploiting its potential. Classified Ventures, LLC, our auto and real estate consortium with six other publishers, continued to grow revenue, trim costs and move close to break-even on an operating profit basis.

Throughout the company, cost discipline remained exemplary, with total full-time-equivalent employees down about 7% from 2001 and non-newsprint costs up 1.4%. In November, nearly two dozen Knight Ridder people launched an effort to identify and implement tens of millions of dollars in cost savings and productivity improvements over the next several years.


1,749
1,803
1,933
2,012
2,183
2,685
2,896
3,034
3,212
2,900
2,842

Operating Revenue
From continuing operations, in millions of dollars

Operating revenue slipped 2.0% in 2002 due to a generally weak economy.

Diluted Earnings Per Share
From continuing operations, before cumulative effect of change in accounting principles

2002 earnings per share rose to near 2000 levels following a drop in 2001; that drop was caused by a decline in ad revenue and by work force reduction costs.


$1.22
$1.24
$1.47
$1.10
$1.90
$3.91
$3.11
$3.49
$3.53
$2.16
$3.33

For 2002, Knight Ridder earned $3.04 per diluted share, up 40.7% from the $2.16 per diluted share earned in 2001, on a GAAP basis (all results, unless otherwise noted, are GAAP – Generally Accepted Accounting Principles). The $3.04 includes a second-quarter charge of $0.29 for Knight Ridder's share of a write-down in goodwill taken by Career Holdings, Inc., and a third-quarter charge of $0.13 for its share of the conversion of CareerBuilder to a limited liability company.

Net income for the year was $257.5 million, up 39.3% from 2001. Operating income was $605.4 million, up 31.1% from the $461.8 million reported in 2001. Operating cash flow was $730.1 million, up 13.0% from $646.3 million last year. Total operating revenue of $2.8 billion was down 2.0%. Advertising revenue was $2.2 billion, down 2.1%. Circulation revenue was $487.7 million, down 4.8%. Other revenue was $146.9 million, up 10.1%. Total operating costs were down 8.3%.

The net income number for 2001 includes:
(a) $47.1 million, or $.55 per share, for buyouts and severance as a result of a work force reduction program, (b) $55.3 million, or $.65 per share, in goodwill amortization that was eliminated in 2002 as a result of the implementation of Financial Accounting Standards Board Statement No. 142, and (c) $7.1 million, or $.08 per share, in losses on sales of investments.

For the year, the average price per ton for newsprint was down 20.8% from 2001. Consumption was down 2.5% from 2001. Other operating costs were held approximately flat. Labor and employee benefits, down in the first half as a result of the cycling of the previous year's staffing reductions, rose in the second half. This reflected salary increases for those earning less than $200,000 a year (salaries above were frozen) and the accrual of bonuses in 2002 vs. no accrual in 2001.

The year would have been considerably better were it not for two items:

(1) a sustained slowdown in help-wanted advertising, felt in all of our large markets, but most acutely in San Jose and Philadelphia. In total, help wanted was down $98.5 million, or 29.1%, reflecting a steadily deteriorating employment picture as the year wore on. By the year's end, unemployment was 6% nationally, the highest in eight years, and 8% in Silicon Valley – the highest in 19 years.

(2) a much greater loss in 2002 than in 2001 in earnings from equity investees. There are two explanations for this. First, two one-time expenses totaling $25.5 million for CareerBuilder. These included $7.5 million in the first quarter for the consolidation of Headhunter.net and $18 million in the third quarter for the conversion of CareerBuilder from a corporation to a limited liability company, which will provide significant tax savings going forward. Second is a "negative swing" of $37 million in earnings from our newsprint mill investments, reflecting a substantial decline in the price of newsprint vs. 2001. Whereas in 2001 we earned approximately $23 million from our ownership share in two mills, in 2002 we lost about $14 million.

More broadly speaking, we were encouraged that advertising revenue improved sequentially as 2002 progressed. For the year, retail was up 2.3%, general was up 1.2% and classified was down 8.6%. Auto was up 5.6%; real estate was up 1.9%. While the first quarter was down 9.3% overall, reflecting the cycling of 2001's steady decline, the fourth quarter was up 4.6%, with both retail and general performing at above-industry levels. Total ad revenue turned positive in September and grew steadily more positive in each of the remaining three months. Retail drew strength from department stores, home improvement and pharmaceuticals; general was particularly strong in telecommunications, national auto and financial.

FINANCIAL OUTLOOK

Looking ahead, I am guardedly optimistic. Clearly the economy is improving – but slowly. Our performance is heading in the right direction, although recent comparisons have been easy. Geopolitical uncertainties abound. All that stipulated, our forecast is for ad revenue growth to be up about 4% in the coming year, with gains spread evenly across the categories.

We also expect circulation to grow for the second year in a row despite chronic industry trends to the contrary. Our focus on circulation reflects our conviction that advertising share growth correlates



Net Income

From continuing operations, in millions of dollars, before cumulative effect of change in accounting principle

Included in net income in 2001 is a $47.1 million work force reduction charge. As a result of a change in the accounting rules, 2002 excludes $55.3 million in goodwill amortization.

Share Repurchases

In millions of shares

Over the past five years the company has repurchased 24.5 million shares of its common stock.



directly to circulation penetration – and that any improvement we achieve will find an immediate payback in preprint revenue and a long-term payback in both credibility with advertisers and support for future ad rate increases.

In 2003, Knight Ridder Digital expects to be profitable for the full year. Equally important, its continual refinement of the Real Cities sites and its ongoing introduction of new classified products

generate significant free cash, to make reinforcing acquisitions, to invest in the Internet, to repurchase shares and, finally, to pay down debt.

Because the first plank of our financial platform is to grow our free cash, I have reiterated our intention to continue moving our operating profit margin to the mid-20s, and I am confident that future years will see ongoing improvement. Likewise, I feel very good about the way our capital is allocated. Last year, we



a wide range of print and online products to position every ad for maximum impact on its target audience.

Second, we stress the primacy of new revenue initiatives in every meeting we hold, every goal we set. Among the many recently implemented: revised rate structures, frequency programs, pursuit of co-op dollars, TMC (total market coverage) expansion, database marketing, preprint ZIP code zoning, micro-zoning of the main newspaper and the launch of niche publications for employment, nursing, auto and real estate. Altogether, Knight Ridder marketing initiatives yielded between 25 million and 30 million incremental dollars in 2002; we expect considerably more in 2003.

Third, we look for "other local print" acquisition opportunities in the markets where we now do business – primarily the largest eight of those markets. These could be shoppers or weeklies, like Trend and ProMedia in Philadelphia, or the Olathe News in Kansas City. Among many others, we own a direct-marketing firm in Fort Worth and airline magazines in Miami. Each such acquisition reflects a strategy of building the local franchise, in print and online, to be as strong as possible.

Our long-stated goal is to grow advertising revenue faster than the markets themselves are growing. In that spirit, we will continue to pursue all of the above in 2003.

In 2002, you put a lot of focus on growing circulation. Was it worth it? Will you do it again?

Yes and yes. But before elaborating, let's back up a moment.

In 2002, bucking industry trends, we were up daily by 19,153 copies and Sunday by 7,994 copies, the first time in many, many years that we could make such a claim. We achieved these gains through a combination of content improvements, selective discounting and price rollbacks on Sunday single copy (only) in several of our large markets.

Although the cost of these efforts was a year-to-year drop in circulation revenue of 4.8%, the payoff for circulation growth is significant. Preprints, which amount to approximately 28% of total retail revenue, are priced according to units-per-thousand-circulation; as circulation rises, so does revenue from preprints. Equally important, rising circulation creates a positive story for advertisers, one that goes a long way to support rate increases. Over the years, we have been able to demonstrate that the greater our circulation penetration, the greater the market share of advertising dollars that we command.

Because it is so important to show that circulation can grow, and that the industry's pernicious pattern of loss can be broken, we are committed to additional growth in 2003. As it was last year, our focus will be on our eight largest markets, where overall growth in 2002 was actually 20,177 daily and 25,166 Sunday. To achieve it, we will cycle what was done last year (which will result in a 2% to 3% drop in circulation revenue for 2003), and we will continue to evaluate the propriety of those incentives to achieve the goal. While circulation growth is vital, we are focused on achieving it as efficiently and effectively as possible.



Questions & Answers

Chairman and CEO Tony Ridder and Newspaper Division President Steve Rossi share reflections on the business.

Ad revenue in 2002 was down 2.1% on a linage increase of 0.9%. Retail was up 2.3%, general up 1.2% and classified down 8.6%. What was going on?

Most significantly, the second half of the year greatly outperformed the first, with the result that full-year numbers do not tell the whole story. Through June, total ad revenue was down 6.4%; from July through December, it was up 2.3%. In the second half, retail and general surged, up 4.7% and 10.0%, respectively. Retail's advertising strength during this period was in department and drug stores, office supply and home improvement; general's strength was telecom, computers and national auto. Both categories ended the year with a particularly robust December – retail up 8.3% and general up 17.8%.

Auto was strong all year – up 5.6% on a fairly even performance throughout – and real estate was positive in all but the third quarter. After a superb performance in 2001, it was still up 1.9% overall, with low interest rates helping to bring the fourth quarter up 5.2%.

All of our large markets reflected these patterns, although, predictably, there was some variation by category and month. With the exception of Miami, which was up 3.2% in total ad revenue for the year, and San Jose, which was down 13.3% in total ad revenue for the year, the eight other large markets (including Detroit) were all down between 1% and 4% for the year. It is also noteworthy that, in comparison with peer group performance, Knight Ridder's retail and general results were in the front ranks during the latter half of the year.

For 2003, we think that overall ad revenue will rise approximately 4% – and that the increases will be pretty evenly spread across the categories. We base this on conversations with (and projections from) most of our large advertisers in most of our markets during the fall of 2002 and our evaluation of current advertising trends, industry forecasting services and general trends in the economy.

Yet help wanted was down 29.1% for the year. What happened there?

In a nutshell, it's still a soft market – but it did show steady improvement during the year. For the first quarter, total help wanted was down 43.4%. For the fourth, it was down 13.8%.

As was true in 2001, the biggest problem was San Jose, down 54.7% for the year. With a December unemployment rate of 8%, Silicon Valley led the nation in job loss; nationally, unemployment was 6%. And while we were encouraged that semiconductor sales were up substantially toward the end of the year, signs of a genuine turnaround in the employment sector were not yet visible.

For the year, recruitment in other large markets was generally down in the 20% to 30% range. Philadelphia, a major driver for our newspaper group, was down 18.2% for the year. By the fourth quarter, however, comparisons were considerably better in four of the large markets, and Miami was actually positive, with a 1.1% increase.

For 2003, we have built into our assumptions only modest increases in this critical category. The national economy, coupled with unresolved geopolitical issues, leaves us reluctant to factor into our models anything more encouraging. The good news, of course, is that should the employment situation change at all for the better, our ability to reap maximum benefits is well staked out.

What are you doing to strengthen market share of local advertising dollars?

Three things. (We define "share" as the portion of locally available/locally spent dollars captured by Knight Ridder newspapers.)

First, our corporate marketing team, comprising four highly experienced and successful sales executives, works closely with the advertising divisions of the newspapers to share new ideas and best practices in a regular and disciplined format. Among the priorities are ensuring the strongest possible advertising leadership in the field, cultivating mutually productive relationships with all categories of advertisers and utilizing

What are you doing to ensure first-rate editorial content throughout Knight Ridder's newspapers?

First, we hire – and train – the best people we can find. Young writers and new editors benefit especially from our own Knight Ridder training programs; many more attend seminars at the API (American Press Institute), the Poynter Institute and Northwestern University. In 2002, we had two Knight-Wallace Fellows at the University of Michigan, four Knight Fellows at Stanford and three Nieman Fellows at Harvard. When we feel the need to "go outside" to hire a more senior editor or writer, we tend to hire individuals who are already recognized as among the best in the business.

Second, we make appropriate resources available. When the 9/11 terrorist attacks occurred, our charge to the newspapers was to cover the news, whatever was required. The result was unusually distinguished work by anybody's measure. As we look to the imminence of more conflict in the Middle East, we anticipate a similar commitment. We are able to respond to such events because, throughout our newspapers, we have 4,600 working journalists, many of them experts in their fields.

Third, we staff our newspapers with the imperatives of public service and investigative journalism a priority. Our larger newspapers and our Washington Bureau have investigative teams. We pursue, at considerable expense, multiple stories requiring legal action under the Freedom of Information Act.

Fourth, we systematically identify – and track our success in providing – content that readers tell us is valuable. Most recently, this process was institutionalized by a task force of editors, corporate officers and the managing director of Northwestern University's Media Management Institute. Together, they established a number of "tenets of good journalism," ranging from the newspaper's "watchdog" role to its most essential service functions. They will be quantifying progress in each of our papers for each of the tenets over the coming year.

Fifth, we set the same high standards for all of our newspapers, no matter their size.

What do you think is going to happen with newsprint pricing this year?

By the end of January, two of the largest producers had announced a price increase of $50 per ton for March 1. So far, most customers are paying only $35 of the announced $50 per ton August 2002 increase – so we think that this announced increase could also slip with respect to amount and/or timing. We think it likely that the producers will work to secure another increase later this year. It is too soon to say whether that one would stick. For budgeting purposes, we anticipate spending about 10% more on newsprint in 2003 than we did in 2002. The offset for Knight Ridder, of course, is that returns from our own newsprint mill investments will improve dramatically. With our one-third interest in SP Newsprint Co. and 13.5% of Ponderay Newsprint Company, we are hedged for about half of our consumption.

Can you share some of the vital financial statistics for the coming year?

We'd be glad to.

We anticipate labor and employee benefits being up in the low to mid single digits. Although the total FTE count should be down slightly, the increased health care costs experienced by all companies, in combination with normal salary increases, will account for the overall rise. Also included in that number are anticipated pension expense increases of about $10 million. While our pension return assumption of 9% remains unchanged, our discount rate for 2003 will be 6.75% vs. the 7.5% it was in 2002. We expect other operating costs to be about flat.

Depreciation and Amortization will be down in the mid to high single digits. Capital spending will be around $95 million, not including Detroit, which we account for on an equity basis. The largest projects now under way are new production facilities in Kansas City and Detroit.

Interest will be up only very slightly. The effective tax rate again will be just over 37%.

FAVORITE STORY #1

Broken Hearts

Great storytelling engages the reader, touches the heart – and can have tremendous impact.

Two-year-old Kaden Cook had a rare heart disease. Without a transplant, he would die. His parents, Kevin and Trishann, allowed Detroit Free Press reporter Jeff Seidel and photographer Eric Seals to share their experiences.

Here are excerpts from the series.

Kaden Cook hides behind a chair, watching through the wood slats.

Whenever somebody comes into his room at the University of Michigan Hospitals emergency room, he looks at their hands to make sure they don't have a needle. He's been poked so many times in the past four months that he doesn't trust anybody in scrubs.

Kaden has restrictive cardiomyopathy, a rare and fatal heart disease. His parents hope he can get onto the organ transplant list, but it's a small window of fate.

In the country, there are 264 children under the age of 17 who are waiting for hearts, including 108 between the ages of 1 and 5.

WORRIED HEARTS

[This is] how Trishann deals with things.

She has so much stress – logistical nightmares and the unthinkable possibility of losing a child – and she refuses to think about things until they happen. She puts them into different rooms in her emotional psyche. Locked up until the moment arrives.

In one room: the insurance. Even though Kaden is already on the transplant list, it is unclear if the transplant will be approved for payment by Blue Cross. The case is still pending.

In another room: the muscle biopsy. Doctors still don't know what caused the disease in Kaden's heart. They took a muscle biopsy in July and sent it to a lab in Buffalo to see if Kaden has a degenerative muscle disease that could have caused the cardiomyopathy, but they don't expect results for months. If he has the muscle disease, Kaden could still get a

Seidel, Jeff

From: Ohye, Richard
Sent: Friday, June 25, 2002 1:43 PM
To: Jeff Seidel and Eric Seals
Subject: Response to Broken Hearts article

Importance: High

Jeff and Eric –
Just thought you'd like to know that a woman donated a few days ago as a direct result of the articles. ...

It's not a Pulitzer Prize, but you should know that you have helped save probably seven lives (heart, two lungs, liver, pancreas and two kidneys, not to mention bone and other tissue).

Keep up the good work.

Rick

Richard G. Ohye, MD
Assistant Professor of Surgery
...ital Heart Center
...igan

ON GUA...
Detroi...

heart but the disease could attack the new heart or a different part of his body.

In another room: the fate of Kaden's brothers and sisters. Kaden's heart disease could be genetic. A few weeks from now, Kaden's four brothers and sisters will be tested to see if they have cardiomyopathy. "I will die if my other kids have it," Trishann says. "I will lose it right there. I can't handle any more."

In another room: the list. Trishann has no idea how long Kaden will have to wait for a heart. Right now, he appears healthy and does not have to stay at the hospital, but doctors expect his condition to deteriorate. Trishann is afraid he will wither away and he'll get too sick to get a heart.

In the final room, a place she never goes: the transplant. It seems so far off. Trishann can't begin to think about what will happen on the day of the transplant, the absolute terror of watching Kaden go to the operating room, or what will happen afterward.

A HEART FOR KADEN

Dr. Richard Ohye is in his office, reviewing his notes on Kaden.

"I never get too high or too low," he said. "If you save a child after a very difficult operation, I don't go home and turn cartwheels in my front yard. But I'm happy for the family. By the same token, I don't get too low. Unfortunately, a certain percentage of kids aren't going



to make it; it's horrible, a horrible tragedy and I feel horrible for the families, but it's not something that destroys me or I wouldn't be able to come to work the next day."

There is an aspect to organ transplants that he hates. Most of the donor deaths are avoidable. "It's terrible," he said. "A lot of them come from accidents, kids riding bikes without helmets, in cars without seat belts. Home accidents. Drownings. Kids fall in pools. Or abuse. Shaking their babies.

"I wish every parent would make their kids wear their seat belt or wear their bike helmet. I wish nobody had to die, but if they do, I wish they all donated."

* * *

A social worker tells them about the donor: "It was a little girl from Kentucky."

Whose life is it?

Is this Kaden or someone else? Is the heart just a pump? Or is it something more, a home to the soul?

This much is certain: Kaden is a different child since receiving his new heart. He has so much energy, so much strength. That's easy to explain medically: For the first time in months, his heart functions as it should. He's happy, fun and filled with personality.

But there's one more thing, something mysterious: Suddenly, he loves to dance.

He lifts his leg in the air and twirls it around, pointing his foot.

"It's like ballet," Trishann says to Kevin.

She has never seen the moves before. Measured and precise. The same every time.

And he concentrates to do them right.

Like he learned from someone else.

Read the entire series at www.knightridder.com/greatstories (click on "Detroit Free Press").

Kevin and Trishann wait while Kaden gets his new heart.


OLD NAVY


IN LOVING MEMO
DAVID DAAHOUD W
JAN. 27.
1935
the jazz
"WHATEVER YOU THINK CAN'T BE DONE, SOMEONE WILL COME ALONG AND DO IT."
—THELONIOUS MONK
KANSAS CITY STA
N EDITION
www.kansascity.com
way? No power
vides tips and


ILLIAMS
NOV. 21.
1998


the jazz

FAVORITE STORY #2

The Last Gig

Newspapers, if they're thoughtful and involved, make their communities better places in which to live.

A coda sign in music tells a musician to go to the end of the song.

For the greats of the golden years of Kansas City jazz, in the first half of the last century, the end is near. Many are impoverished, without money for funeral expenses. Some lie in unmarked graves, their families unable to afford a headstone.

Kansas City Star columnist Steve Penn was struck by that truth. "We must remember that while they're alive, jazz artists delight us with their creativity," Penn wrote in a column. "In return, we applaud, shake their hands and give them part of the cover charge. Maybe we buy their compact discs.

"That's not enough.... Of course, we can't stop our jazz musicians from dying. But we can make sure that when they do, their loved ones and friends have the money to give them a proper farewell."

At Penn's urging, The Kansas City Star helped organize the Coda Jazz Fund, to be professionally managed by the Greater Kansas City Community Foundation. By early March 2003, it had raised $44,000 and helped provide a fitting final tribute for several jazz artists.

ABOUT THE SERIES

Kansas City Star columnist Steve Penn, above left, and Assistant Managing Editor/Metro Randy Smith helped organize efforts to raise money for grave markers for bassist David Daahoud Williams and other jazz musicians. The benefit concert poster art was created by Assistant Managing Editor/Graphics Tom Dolphens.

Donations may be sent to Coda Jazz Fund, P.O. Box 412116, Kansas City, MO, 64141-2116, or made online at www.codajazzfund.org.

FAVORITE STORY #3

Cheating the Classroom

Keeping an eye on how taxpayers' money is spent goes to the heart of journalism's role as public watchdog. Newspapers serve as the public's eyes, probing the out-of-view workings of massive bureaucracy.

With a $4.1 billion annual budget, Miami-Dade County Public Schools is the fourth-largest school system in the country – and its student test scores rank among the lowest in Florida. Yet it often neglects the needs of children while benefiting the rich and powerful.

The Miami Herald exposed outrageous waste and borderline corruption, and documented how special interests – lobbyists and favored contractors – have profited handsomely from school system contracts, while teachers and others struggle mightily to obtain even the most basic resources.

Soon after, the state assigned an auditor to root out fraud and waste – the first such action in Florida. Schools Superintendent Merrett Stierheim, appointed in late 2001 to reform the system,


The Miami Hera
www.miami.com
SUNDAY, APRIL 7, 2002 ▸ FINAL EDITION
th YEAR, No. 205
opyright © 2002 The Miami Herald
BRYOG
CHEATING THE CLASSROOM
A SEVEN-PART SERIES ON MONEY AND POWER IN MIAMI-DADE'S SCHOOL SYSTEM
STUDENTS LOSE, OTHERS GAIN
THE SERIES
▸ TODAY:
Miami-Dade
school district

"The School Board is the best-kept secret in town."

– Lobbyist Sergio Pereira, former Miami-Dade County manager who has represented school clients

pushed to halt the flow of no-bid contracts and other dealings detailed in the series.

From 1991 to 2000, the district churned out millions for controversial new construction and costly land buys, take-home cars for top brass and prized contracts for private contractors and education firms. All were approved by either the elected School Board or by administrators with wide, but often loosely monitored, discretion to hand out money.

Much of the spending had little to do with helping children in the classroom. Instead, the money benefited others: Lobbyists. Contractors. Landlords. Former school officials.

Then-School Board member Demetrio Pérez Jr. made $1 million through a private agency that provided dropout-prevention programs for at-risk children. As the agency's founder and landlord, he raked in hundreds of thousands from dramatically increased rent.

Lobbyist Eric "Rick" Sisser is a political fundraiser for most of the elected board members. In addition, he appears before them on behalf of his clients, who have won nearly $300 million in school business. He made $4 million by selling the School Board on just one deal, a contract with an HMO troubled by a history of financial instability. That's nearly enough to operate a Miami elementary school for an entire year.

People with connections reaped no-bid business: an advisor to the first President Bush, the wife of a gubernatorial candidate, a former School Board member.

Several top school officials won business after leaving their positions. Many went straight from school headquarters to the private charter school industry – and to lucrative contracts from their former colleagues.

Edison Schools, Inc., the nation's largest school-management company, was hired to run low-performing Reeves Elementary. It received $5 million and a contract renewal – even though, after five years, Miami-Dade school analysts say it "failed to comparatively improve the students' academic achievements."


One Dollar
For home delivery, call 305 350-2000
withdrawal
Israelis give no indication

ABOUT THE SERIES

Miami Herald reporters examined a decade's worth of spending by Miami-Dade County Public Schools. In addition to analyzing district and state records, they created two databases from paper records. One logged every lobbyist who registered for a company seeking school business. Another tracked campaign contributions to the politicians who decide how to spend school money. The newspaper filed dozens of public records requests to gain access to information detailing business dealings and other transactions.

Reporters interviewed people involved with the system at every level – school principals, teachers, parents, school administrators, vendors and appointed monitors – to gain those perspectives.

The series was directed by Investigations Editor Jacquee Petchel with reporters Jason Grotto, Ronnie Greene and Charles Savage.

Read the entire series at www.knightridder.com/greatstories (click on "The Miami Herald").



FORGE RD.
MONTGOMERY COUNTY
BUCKS COUNTY
WASHINGTON AVE.
JACKSONVILLE RD.
WINCHESTER AVE
BELLEVUE AVE.
611
MONTGOMERY AVE.
COUNTY LINE RD.
STREET RD.
ROCKHILL DR.
EDGE HILL RD.
PENLYN-BLUE BELL PK.
STENTON AVE.
MAIN ST.
Norristown
DANNENHOWER BRIDGE
SANDY HILL RD.
CEDAR GROVE RD.
Jenkintown
309
BUSTLETON AVE.
DUNKS FERRY RD.
STREET RD.
WELSH RD.
King of Prussia
202
Conshohocken
BARREN HILL RD.
76
CHESTER COUNTY
GODFREY AVE.
LEVICK ST.
PHILA.
BROAD ST.
ROBBINS ST.
FRANKFORD AVE.
95
CONESTOGA RD.
Route 3, Upper Darby
Highest rate in region (22.2 accidents per mile)
SCHUYLKILL EXP.
ROBERTS AVE.
WHITAKER AVE.
1
ERIE AVE.
TORRESDALE AVE.
RICHMOND ST.
ALLEGHENY AVE.
LEHIGH AVE.
CITY AVE.
PARKSIDE AVE.
LANCASTER AVE.
33D ST.
ARAMINGO AVE.
DARBY RD.
3
63D ST.
52D ST.
GIRARD AVE.
SPRING GARDEN ST.
TOWNSHIP LINE RD.
DELAWARE COUNTY
STATE RD.
MARKET ST.
VINE ST.
MARSHALL RD.
BALTIMORE AVE.
WALNUT ST.
CHESTNUT ST.
COLUMBUS BLVD.
WOODLAND AVE.
SPRINGFIELD RD.
CHURCH LN.
COBBS CREEK PKWY.
Concentrations of liquor licenses
BALTIMORE PK.
LANSDOWNE AVE.
ISLAND AVE.
OREGON AVE.
2 to 3.9 licenses per square mile
KEDRON AVE.
84TH ST.
BROAD ST.
4 to 5.9 licenses per square mile
452
DUTTONS MILL RD.
WATERVILLE RD.
MACDADE BLVD.
SOUTH AVE.
13
AMOSLAND RD.
6 or more licenses per square mile
322
95
GOV. PRINTZ BLVD.
BRIDGEWATER RD.
NINTH ST.
KERLIN ST.
SECOND ST.
Chester
95



The Philadelphia Inquirer
50¢
75 cents in some locations outside the metropolitan area
WWW PHIL
urbs Edition D
Elizab
Senate w
R
hairman
signs
Pitt offered
gnation
The Philadelphia Inquirer
Loaded


LAKE RD.
Morrisville
WOODBOURNE RD.
OXFORD VALLEY RD.
1 BUS
1
TRENTON RD.
Middletown
NEW FALLS RD.
DURHAM RD.
EDGELY RD.
13
BRISTOL PK.
413
BENSALEM BLVD.
GREEN LN.
Bristol Borough
NEWPORTVILLE RD.
CEDAR AVE.

FAVORITE STORY #4

This Map Could Save Your Life

Great reporting involves getting the story, then finding a way to tell it that helps readers act.

You're planning a night on the town in Philadelphia. Maybe it's a weekend. Perhaps a holiday weekend.

You might want to steer clear of Rte. 3 in Upper Darby – the place with the region's highest rate of drunk driving accidents.

From 1996 through 2000, Rte. 3 from the city's edge to Keystone Avenue in Upper Darby had 22.2 accidents per mile. Another bad spot: a five-mile stretch of New Falls Road in Bucks County, where Bristol Township and Middletown meet. It had 20 alcohol-related accidents per mile. Seven people died.

The most dangerous roads cluster around the I-95 corridor.

The Philadelphia Inquirer created a map showing the most dangerous roadways. Online, an interactive version allows you to zoom in on a specific spot. Another click provides detailed accident statistics.

Drunken driving, for the first time in nearly a decade, has become a deadlier crime than murder. After years of decline, DUI fatalities across the country are on the rise. In Philadelphia, many of those crashes involve repeat offenders, most of them well known to authorities, or roads with high rates of alcohol-related crashes, or both.

An in-depth look found loopholes, inconsistencies and attitudes that frustrate efforts to combat the problem. Enforcement is erratic. DUI cases clog the courts. Repeat offenders slip through cracks in the system again and again. And on the roadways, people keep dying.



ABOUT THE SERIES

Reporters Rose Ciotta and Karl Stark fought for access to years of accident data collected but closely guarded by the state. Their analysis for the first time revealed which roads have the highest rates of alcohol-related crashes – and their proximity to concentrations of taverns and other alcohol outlets.

Read the entire series at www.knightridder.com/greatstories (click on "The Philadelphia Inquirer").

FAVORITE STORY #5

House Hunting Hell

Reducing complex issues into parts that can be understood, then framing the problems and possible solutions, provides real help to readers.

For $198,000, you can get a new three-bedroom, 2,200-square-foot house from Standard Pacific Homes, complete with two-car garage, marble sinks and extensive landscaping.

But you'll have to move to Dallas or Phoenix.

To buy a similar Standard Pacific house in San Jose, you pay $665,000 – more than three times as much.

The main reason isn't the cost of labor, materials or the difference in profit margins, although they do contribute to the disparity. It's the dirt.

The biggest cost difference is land: $232,000 for a tiny


San Jose Mercury N

WWW.BAYAREA.COM

$1.00 | FINAL EDITION | FFC ....
SERVING NORTHERN CALIFORNIA SINCE 1851

COST OF LAND DRIVES PRICES

WHAT IS BEHIND THE

HOUSING CRUN

2,400-square-foot lot in San Jose vs. $29,000 for a lot almost three times larger in Dallas.

Does it mean we have to accept the fact that our children just out of college won't be able to afford to live here?

Does it mean that our economic potential must be limited because housing costs offset the productivity of our tremendous human capital?

Does it mean our schoolteachers and firefighters and artists and hospital technicians and waiters must live someplace far away, and not only clog our freeways as they drive to work but also find themselves entering the workplace exhausted from the journey?

Nearly three of every four California families could not afford a median-priced home in May 2002, compared with a national average of 44%.


AUGUST 4, 2002 | SUNDAY
THE NEWSPAPER OF SILICON VALLEY
REAS CLOSED
DEVELOPMENT
CH?

California dreamin'

Only 27 percent of California households could afford the state's median-priced home in May, less than half the nation's 56 percent affordability rate. The measure assumes a household brings in that area's median household income, makes a 20 percent down payment and takes out a 30-year mortage.


70%
60
50
40
30
20
10
0
U.S.
California
Santa Clara County
92 93 94 95 96 97 98 99 00 01

Source: California Association of Realtors
WES KILLINGBECK, MERCURY NEWS

The answer is no. Things can be done, if only we have the will.

It is virtually impossible for a developer to build housing that a schoolteacher or a police officer could afford without government subsidies, says Steven G. Delva, president of the South Bay division of Pacific Standard Homes.

Assume that teachers earn $50,000 a year. By most measures, they could afford a home costing up to $175,000.

Now look at a townhouse or condo project designed for 40 units an acre. Land zoned for that density would cost at least $2 million an acre, Delva said. That's about $50,000 in land costs per unit. Labor and materials would cost $100,000 a unit, bringing the base price of each unit to $150,000.

Add developer's fees, the cost of road and sewer improvements, general expenses, marketing, sales commission, insurance and a 10 percent profit, and the total comes to $350,000, double the $175,000 a teacher could afford.

ABOUT THE SERIES

Reporter Tracey Kaplan and real estate writer Sue McAllister explained the basic economics of creating housing in a fresh approach to understanding the soaring prices – and short supply – of homes in the Bay Area.

Read the entire series at www.knightridder.com/greatstories (click on "San Jose Mercury News").

FAVORITE STORY #6

Who's Protecting the Children?

Solid reporting can uncover hidden problems and warn readers of the likely consequences.



Social workers and members of the community hold a candlelight vigil in Biloxi to draw attention to the shortage of caseworkers.

The state agency charged with investigating child abuse cases and with protecting young victims in Harrison County, Miss., is critically short of people. Instead of the 22 social workers and investigators it should have, there are just six. Yes, six.

Of 576 reports of child abuse in the first three months of 2002, only 261 were investigated. Caseworkers struggle under loads of more than 100 cases each.

When you wonder what budget cuts mean, this is one answer.

"I hope a child doesn't have to die before this is resolved," said Shelley Foreman, director of family and children services at Gulf Coast Medical Center.

ABOUT THIS STORY

Staff writer Beth Musgrave noticed signs of critical Department of Human Services staffing shortages while covering her Harrison County government beat. Her stories prompted action. The governor found $1 million to add positions – but said the Legislature would have to fund the salaries in 2003. He refused to grant a special session. By year end, just three positions had been added; most of the $1 million was allocated to other counties. In mid-January 2003, the state Senate passed an emergency spending bill to hire more workers in the two most overburdened counties.

Read the stories at www.knightridder.com/greatstories (click on "The (Biloxi) Sun Herald").

FRIDAY

THE SUN HERALD

www.sunherald.com

NOVEMBER 22, 2002 □ 50¢

FAVORITE STORY #7

Justice for All?

A determined newspaper of any size can make a difference by bringing a potential crisis to light and pressing for answers.

Justice is getting slower in Leon County, seat of Florida's capital. Hundreds of felony cases languish in local courts, more than a quarter of them for longer than the state-recommended 180 days. Some defendants have waited years for their cases to be tried, a few in jail for 400 to 600 days, despite the constitutional guarantee of a speedy trial.

Who cares, you ask? You should. Swiftness and fairness must strike a balance on the scales of justice. Many involved in the system believe justice delayed is justice denied.

The lives of victims and defendants are put on hold. Prosecutors and public defenders burn out from the overload. Taxpayers pick up the growing tab – more than twice what it was 10 years ago, even though the crime rate has been dropping.

Read the entire series at www.knightridder.com/greatstories (click on "Tallahassee Democrat").


SHERIFF'S OFFICE

"It's like air traffic control – you've got planes coming in, taking off, crossing runways ... and we have to keep them all from crashing into each other."

– Circuit Judge Janet Ferris, talking about felony caseloads

ABOUT THIS SERIES

Tallahassee Democrat reporter James Rosica spent a year examining the felony courts, interviewing people involved in all aspects of the system, filing repeated open-records requests and analyzing those records. In order to reduce delays, the chief judge has changed the way hearings are scheduled. More improvements are under discussion.

TALLAHASSEE DEMOCRAT

www.TALLAHASSEE.com

Knight Ridder Digital

In 2002, following almost a decade of growth and change, Knight Ridder Digital (KRD) remains one of the newspaper industry's most ambitious entries in the online arena. As the company's Internet subsidiary, it is broadly responsible for: (a) the vitality of our 28 Web sites in our newspaper markets, (b) the Real Cities Network of regional sites, (c) our one-third interest in the CareerBuilder LLC partnership with Gannett and Tribune, and (d) our interest in Classified Ventures, LLC, a partnership with six other publishers that focuses on online auto and real estate services.

On full-year revenue of $55.3 million – up 32% over 2001 – KRD became profitable in the fourth quarter of 2002. Recruitment revenue, comprising nearly half of the total, was up 61% versus 2001, reflecting strong sales efforts, consistent marketing and branding and, in the second half of the year, the introduction of FleXads, print ads linked to online through a unique Web ID number.

The year was further distinguished by the rollout of a new single digital platform for KRD Web sites, offering uniform content targeting and advertising opportunities for marketers across all sites. The platform makes possible efficiencies in content publishing and hosting, which help provide a richer Web experience at lower cost. Unique visitors to KRD sites averaged 6.7 million a month in 2002, up 14% over the 2001 average.

KRD's Web sites are regional information resources, offering local news, sports, shopping, travel, interactive entertainment guides, directories of local businesses and civic institutions and live Webcasts for interviews and commentary. Their Careers, Automotive and Real Estate channels combine print and online classified ads in unique and powerful ways, surrounding them with content, which greatly enhances their value to users and advertisers. The depth of local content in these sites is unrivaled on the Web.

The Real Cities Network combines the KRD sites with 40 additional local market sites belonging to 13 affiliate companies to create a national network for advertising buys. In 2002, Real Cities added The San Diego Union-Tribune's


17.9
31.4
43.5
42.0
55.3

KRD Revenue

In millions of dollars

Knight Ridder Digital, which had a record level of revenue in 2002, reached breakeven in the fourth quarter.

SignOnSanDiego.com and North Jersey Media Group, Inc.'s NorthJersey.com. In January 2003, 12 sites belonging to The McClatchy Company's newspapers joined the network. Real Cities now covers 21 of the nation's top 30 markets. In 2002, monthly unique visitors to the Real Cities Network averaged 12.2 million, up 35% over the 2001 average, while year-over-year average monthly Web users grew 8%.

In the online recruitment arena, CareerBuilder's depth in local listings is unmatched by any other service. Backed by the newspapers of its three controlling partners, CareerBuilder offers a range of unique print/online products that comprise the CareerBuilder Network. In 2002, the network gained an estimated two points of revenue share versus Monster and was profitable on a cash flow basis. Two new products added greatly to its appeal and potential. FleXads extend print ads to online, providing ID codes in print that let users access additional information and application forms on the Web. A new hourly-jobs database allows employers to screen résumés and lets jobseekers create profiles online or over the phone.

Automotive and real estate categories, both supported by Classified Ventures, also contributed in 2002. Cars.com, our auto sales site, was listed No. 1 in dealer satisfaction by J.D. Power and Associates; its revenue for the year was up 8%. Apartments.com grew to become the leading U.S. national rental site in average monthly visitors for the second half of 2002, and Classified Ventures launched a new, integrated homes for sale product in the fourth quarter. Revenue in this category was up 14%.

For 2003, KRD will continue to grow audience share and drive ad revenue; it will build on the profitability established in the fourth quarter of 2002. CareerBuilder will increase its marketing/branding efforts and expand and promote both FlеXads and its hourly/skilled jobs product. Recruitment, vital to both KRD's and Knight Ridder's future, is a revenue stream that newspapers now own, but that, increasingly, will be shared with online services. With CareerBuilder, we are well-positioned to take maximum advantage of that evolution.



2.156
3.083
4.109
5.923
6.738

KRD Unique Visitors

In millions

Knight Ridder Digital Web sites are building audience faster than the Internet as a whole.

Newspapers

Knight Ridder had 31 daily and 22 nondaily newspapers at the end of 2002.

Newspaper operating revenue is derived primarily from the sale of newspaper advertising. Due to seasonal factors such as heavier retail selling around Christmas and Easter, advertising revenue fluctuates significantly throughout the year. Consecutive quarterly results are not uniform or comparable and are not indicative of the results over an entire year.

Each of Knight Ridder's newspapers is operated by local management appointed by corporate headquarters in San Jose, Calif. Each newspaper is free to manage its own news coverage, set its own editorial policies and establish most business practices. Basic business, accounting, financial and reporting policies, however, are set by the corporate staff in San Jose. Editorial services and quality control also are provided by the corporate staff.

Each newspaper is served by the company-owned news bureau in Washington, D.C. Supplemental news, graphic and photographic services provided by Knight Ridder/Tribune Information Services, Inc. (KRT), a partnership between Knight Ridder and Tribune Co., include editorial material produced by all Knight Ridder newspapers, by Knight Ridder's 14 foreign correspondents and by a number of other newspapers. The services are distributed through another Knight Ridder and Tribune Co. partnership.

All of the company's newspapers compete for advertising and readers' time and attention with broadcast, satellite and cable television, the Internet and other computer services, radio, magazines, nondaily suburban newspapers, free shoppers, billboards and direct mail. In some cases, the newspapers also compete with other newspapers published in nearby cities and towns – particularly in Miami, St. Paul and Fort Worth. In Detroit and Fort Wayne, Knight Ridder has a joint operating agreement with a second newspaper. The other Knight Ridder newspapers are the only daily and Sunday papers of general circulation published in their communities.

The newspapers rely on local sales operations for local retail and classified advertising. The larger papers are assisted by Newspapers First and by the Newspaper National Network in obtaining national or general advertising.

Newsprint

Knight Ridder, excluding Detroit, consumed approximately 645,000 metric tons of newsprint in 2002. Approximately 13% of the company's total operating expenses during the year were for newsprint. Purchases are made under long-term agreements with 14 newsprint producers. Knight Ridder purchased 66.1% of its annual consumption from 10 mills in the United States, 32.1% from 17 mills in Canada and 1.8% from other offshore sources. Management believes that current sources are more than adequate to meet current demands.

Approximately 87% of the newsprint consumed by the company contained some recycled content; the average content of these rolls was 57% recycled fiber. This translates into an overall recycled newsprint average of 49.7%.

Knight Ridder is a one-third partner with Cox Enterprises and Media General, Inc., in SP Newsprint Co., formerly Southeast Paper Manufacturing Co. It is the fifth-largest newsprint manufacturing company in North America.

SP's mill in Dublin, Ga., produces more than 550,000 metric tons per year of 100% recycled-content newsprint. Its plant in Newberg, Ore., produces more than 385,000 metric tons per year of newsprint with at least 40% recycled content.

SP provides recycled-content newsprint to its owners and more than 200 publishers and commercial printers. Its SP Recycling Corp. subsidiary recycles more than 1.2 million short tons of recovered material each year.

Knight Ridder also owns a 13.5% equity interest in Ponderay Newsprint Company in Usk, Wash., which produced more than 242,000 metric tons of newsprint in 2002.

Knight Ridder's ownership in these two newsprint companies provides a hedge against price volatility for approximately 50% of its annual consumption and provides a secure source of supply.

General Advertising Sales

Knight Ridder newspapers depend most heavily on two agents for the sale of general advertising.

Newspapers First, a national advertising sales cooperative, is the primary sales representative for many of Knight Ridder's newspapers, many of the leading newspaper groups and several leading independents. It acts as an interface to national advertisers across the country.

Newspaper National Network, the second general sales agent, was established in 1994 to focus on national selling on behalf of the newspaper industry. It represents all Knight Ridder newspapers and more than 500 others. Like Newspapers First, it offers "one-stop shopping" and "one order, one bill."

Knight Ridder/Tribune

Knight Ridder/Tribune Information Services, Inc. (KRT), a joint venture of Knight Ridder and Tribune Co., offers stories, graphics, illustrations, photos and paginated pages for print publishers; news animations, graphics and news specials for TV broadcasters; and Web-ready content for online publishers.

KRT introduced the KRT Campus Web site for college and high school publications, opening up a profitable new revenue stream for the partnership and exposing young journalists to Knight Ridder's news reporting, photography and graphics.

A new financial arrangement with Knight Ridder newspapers and with Knight Ridder Digital made it possible for all of the company's newspapers and Web sites to access much more content – and receive royalty payments for resale of Knight Ridder material.



618
639
650
649
623
752
738
745
762
661
645

Newsprint Consumption
In thousands of metric tons

About 87% of all newsprint consumed in 2002 contained recycled fiber.

The following table presents for each newspaper the average daily and Sunday circulation and City Zone household coverage for the 2002 audit year and the advertising volume for the year ended Dec. 29, 2002.

	Circulation*		Advertising Volume (in 000s of Six-Column Inches) Run-of-Press Full-Run				City Zone Household Penetration %*	
Publication	**Daily**	**Sunday**	**Retail**	**General**	**Classified**	**Factored Part-Run**	**Daily**	**Sunday ABC**
Aberdeen American News	16,046	17,844	366.6	9.7	225.8	22.3	67.6%	76.8%
Akron Beacon Journal	142,256	188,926	510.3	110.9	828.7	15.8	50.1%	65.1%
Belleville News-Democrat	53,958	64,170	549.0	27.2	404.1	42.6	48.1%	58.8%
The (Biloxi) Sun Herald†	47,346	55,931	484.6	24.1	575.2	2.9	41.3%	49.2%
Bradenton Herald†	41,237	48,197	573.6	54.1	539.6	44.9	35.9%	42.0%
The Charlotte Observer†	235,759	290,772	735.0	159.5	884.1	257.4	43.2%	52.7%
The (Columbia) State†	115,959	151,816	522.9	46.8	632.3	19.0	38.4%	53.2%
Columbus Ledger-Enquirer	48,741	60,172	488.6	41.5	742.2	20.1	42.0%	52.5%
Contra Costa Times†	182,196	193,190	640.9	165.0	690.4		42.7%	45.3%
Detroit Free Press(a)(b)	368,020	745,018	383.0	174.8	618.6		15.0%	33.1%
Duluth News Tribune	46,056	69,507	344.5	26.5	357.5	10.5	46.4%	65.9%
The (Fort Wayne) News-Sentinel – PM†(c)	45,733	130,344	603.1	67.7	779.7	63.6	27.4%	59.8%
Fort Worth Star-Telegram	228,573	323,373	831.7	145.8	1,332.0	201.5	31.3%	44.3%
Grand Forks Herald	32,509	33,729	270.6	27.5	201.1	9.5	57.2%	63.4%
The Kansas City Star	268,342	378,668	697.6	186.0	1,112.7	71.7	36.8%	50.8%
Lexington Herald-Leader	117,503	148,084	559.4	44.1	587.5	82.4	44.2%	55.8%
The Macon Telegraph	65,919	87,878	424.5	26.9	532.8	50.0	36.5%	48.0%
(Miami) el Nuevo Herald	88,291	95,575	192.0	52.8	143.5		9.8%	10.5%
The Miami Herald	314,899	429,426	792.3	390.2	805.3	352.1	24.9%	34.9%
The Monterey County Herald	34,813	38,330	431.6	16.9	442.1		53.8%	59.7%
The (Myrtle Beach) Sun News	48,897	58,636	560.1	34.0	698.6	24.9	59.7%	73.7%
Philadelphia Daily News(d)	152,144	N/A	285.5	84.4	497.6		16.0%	N/A
The Philadelphia Inquirer	372,931	746,849	766.7	269.8	585.2	365.7	17.2%	36.7%
St. Paul Pioneer Press	186,844	247,377	465.3	135.9	588.3	24.6	19.7%	26.5%
San Jose Mercury News†	272,682	305,080	1,070.7	275.4	1,211.6	14.9	36.8%	41.9%
The (San Luis Obispo) Tribune†	38,460	44,425	486.0	18.1	586.7	38.2	42.7%	46.4%
(State College) Centre Daily Times†	25,237	33,119	413.6	10.1	384.3	5.0	46.7%	57.4%
Tallahassee Democrat	48,718	65,005	469.0	19.2	524.7	4.3	35.7%	45.2%
The (Warner Robins) Daily Sun – PM†(e)	6,981	7,946	263.2	24.8	107.4		18.4%	20.7%
The Wichita Eagle†	89,733	148,624	375.9	32.0	492.6	118.9	39.1%	59.0%
(Wilkes-Barre) Times Leader†	43,758	63,188	513.6	34.2	631.0	24.9	40.2%	50.1%
Totals/Averages	3,780,541	5,271,199					37.6%	49.3%

* *Circulation numbers are based on the most recent ABC audit. Daily penetration is computed based on the weighted average of daily circulation, as reported to the ABC. On average, 72.4% of daily circulation and 68% of Sunday circulation were home-delivered in 2002.*

† *2002 ABC audit not yet finalized; September 2002 Publisher's Statement is used.*

(a) Knight Ridder reports 100% of the total circulation for the daily Free Press and 100% of the combined Sunday edition. The average daily circulation figure in this table includes only Monday through Friday, because the Saturday paper is a combined edition. The JOA partner (The Detroit News – PM) had circulation of 241,170 daily. Linage statistics include 50% of both papers.

(b) This table provides linage totals for Knight Ridder's share of the Detroit Newspapers JOA. However, Knight Ridder's share of advertising linage for Detroit Newspapers is excluded from the consolidated advertising linage statistics in other parts of this report to be consistent with revenue totals. Under Financial Accounting Standards Board (FASB) guidelines, Knight Ridder's share of Detroit Newspapers' revenue and expenses is shown as a net amount in the "other revenue" line.

(c) The News-Sentinel does not publish a Sunday edition. The JOA partner (The Journal Gazette – AM) had daily circulation of 59,322 and Sunday circulation of 130,216. Linage statistics include both papers.

(d) The Philadelphia Daily News does not publish a Sunday edition. Philadelphia Newspapers reports factored part-run volume on a combined basis.

(e) The (Warner Robins) Daily Sun ceased publishing as a separate entity in February 2003; it has been absorbed by The Macon Telegraph.



Publisher Bob Hall, Senior Vice President/Operations John Walsh

The Philadelphia Inquirer and Philadelphia Daily News

Population (MSA): 5.1 million
Metro Market: 4th largest in U.S.
Penetration (City Zone): 17.2% (Inquirer)
16.0% (Daily News)
36.7% (Sunday)

Philadelphia Newspapers, Inc. (PNI), publishes two of the most respected and nationally acclaimed newspapers in the country: The Philadelphia Inquirer and the Philadelphia Daily News. The Inquirer, Philadelphia's largest newspaper, long renowned for its excellence in reporting, has won 18 Pulitzer Prizes. The Daily News, the city's second-largest newspaper, is embraced by readers for its in-depth sports coverage, local investigative reporting and editorial flair.

The primary market area for these two papers spans nine counties throughout southeastern Pennsylvania and southwestern New Jersey. The region contains more than 1.9 million households, making it the nation's fourth-largest metropolitan area.

2002 highlights:

- Inquirer suburban expansion – The Inquirer launched an aggressive suburban expansion in October 2002, with five daily news and advertising zones, a shift of 25 additional reporters to new suburban beats and the creation of suburban columnist positions. The news effort has been supported by circulation initiatives to grow circulation in key areas and an advertising focus on smaller, local businesses.
- Daily News journalism – The Daily News lent its unique voice to improving life in the city of Philadelphia. During the last year, its reporting resulted in resumption of city wage tax cuts, a crackdown on unregistered cars and the installation of new lights on a dark, dangerous bridge. A Daily News series about the neglect of city parks led to the removal of the city park system's director and was a Pulitzer Prize finalist.
- Circulation growth – In its September Publisher's Statement, The Inquirer showed year-over-year growth of 8,737 daily and 15,556 Sunday. Strong home delivery gains drove the increase. More than 700 Daily News locations and 225 Inquirer locations were added to support single-copy sales.
- Community newspaper expansion – Trend, a weekly newspaper published and mailed by PNI subsidiary Broad Street Community Newspapers, expanded to more than 825,000 households. Trend is also the backbone of streetsmart, PNI's innovative Total Market Coverage program. Both Trend and streetsmart enjoyed strong revenue growth in 2002.

Advertising revenue finished 2002 down from the prior year due to weak employment revenue. The worst of the employment losses occurred early in the year. By year end, total advertising revenue resumed year-over-year growth.

- Retail revenue finished virtually even with 2001. Strong preprint growth offset some local out-of-business accounts.
- General revenue was down slightly due to softness in travel and government advertising. Telecommunications and auto remained strong overall, particularly toward year end.
- The classified segments were mixed. Employment losses slowed as the year progressed, and showed signs of having bottomed out. Automotive was very strong; a new Thursday Automotive section was an enormous success. Real Estate also recorded a positive year, with increased competition among the resale companies and an expanded Friday new construction section driving the gains.

The population of the Philadelphia Metropolitan Statistical Area is expected to grow by 0.6% between 2002 and 2007, compared with 4.8% for the United States. In 2002, Philadelphia had per capita income 12.9% above the U.S. average; in 2007, it is projected to be 12.6% above.

This table presents the average audited circulation for The Philadelphia Inquirer and the Philadelphia Daily News for the years ended March 2002, 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002		2001		2000	
	Inquirer	**Daily News**	Inquirer	Daily News	Inquirer	Daily News
Average Circulation						
Daily	**372,931**	**152,144**	388,671	140,229	395,152	147,641
Sunday	**746,849**		778,657		811,909	
Advertising Linage*						
ROP Full-Run						
Retail	**766.7**	**285.5**	801.8	292.8	1,004.6	371.7
General	**269.8**	**84.4**	274.7	85.9	329.2	116.6
Classified	**585.2**	**497.6**	594.3	451.6	694.7	438.5
Total	**1,621.7**	**867.5**	1,670.8	830.3	2,028.5	926.8

**In 000s of six-column inches.*

Letter from the Editor

INTENSELY LOCAL COVERAGE ENRICHES NEWS REPORTS FOR SUBURBS



As the new editor of The Philadelphia Inquirer, I found myself with the best job in the company – and the biggest challenge.

The Inquirer is rich in tradition and Pulitzer Prizes. But when I arrived in November 2001, it also was struggling to stop a decadelong circulation decline and to redefine its role in the nation's fourth-largest metropolitan area.

The key questions were:

- How could The Inquirer – surrounded by 15 daily suburban papers – best leverage its qualities as a great metropolitan newspaper?
- How could it attract more of the 3.5 million suburbanites who may not see the city of Philadelphia as the center of their world?

The answer to the second question had eluded The Inquirer for decades. Because people were leaving the city and the paper couldn't replace them fast enough with suburban readers, circulation declined steadily.

Fortunately, the answers lay within The Inquirer staff. Not only is this wonderfully talented group capable of some of the best journalism in the nation, we are also blessed with strategic thinkers.

I challenged a dozen of them: Develop a strategy to make The Inquirer more appealing to readers and potential readers in the entire eight-county region.

After four months of work, they did. We increased the number of weekday geographically zoned editions from three to five so that more readers get a combination local-regional news report tailored specifically for them.

But we knew we couldn't out-local the local papers. Designing smarter coverage was critical.

Metropolitan Editor Matt Golas, Pennsylvania Suburban Editor Virginia Smith and New Jersey Editor Julie Busby created a coverage plan that better serves both suburban and city readers by emphasizing two kinds of news. One is close-in news of interest to readers in a specific area, such as coverage of local government and schools. The other is broader coverage of interest to everyone in the region, on topics such as the environment and the issue of suburban sprawl.

The reporters aim for news and information that readers find useful in their daily lives.

The master narrative in the suburbs is the impact of sprawl. As competition for land intensifies and the metro area expands, community debates become more important. So, we created a four-reporter sprawl team. Now The Inquirer is uniquely positioned to help readers understand the short- and long-term implications of sprawl.

We made a number of other important changes, including separate zoned community Commentary pages, on which readers can air issues of local and regional importance.

To get the right people in the right jobs for our new strategy, we launched a dramatic restructuring. We examined every position in the newsroom. We reduced the number of managers and editorial assistants and ended an internship program that had led to constant turnover and inconsistent suburban coverage. We also reallocated expense money.

The result: Without increasing our total staff count, we were able to hire about 40 new people. Another 40 current staffers landed in new assignments. In all, we were able to put almost 30 more reporters on the street than we had a year ago, almost all of them in the suburbs.

With our newsroom structure now aligned with our new strategy, we're aiming in 2003 to continue to grow circulation with journalism that is memorable, useful and surprising.

It promises to be an exciting year.

Postscript: Among the 75 largest U.S. newspapers, The Inquirer was the fifth-fastest-growing daily and the third-fastest-growing on Sunday in the six months ended Sept. 30, 2002. Compared with the same six months in 2001, circulation grew by 8,737 copies daily and 15,556 Sunday.



Walker Lundy
Executive Editor
The Philadelphia Inquirer


WEDNESDAY
NOV. 6, 2002
The Philadelphia Inquirer
City & Suburbs Edition
50¢
75 cents in some locations outside the metropolitan area
THE NATION
174th Year
SECTION B
South Jersey
Chester County & the Region
Philadelphia & Its Suburbs
Montgomery County

Letter from the Editor

YO! YOU'VE GOT TO KNOW YOUR READERS



One day last February, the mayor of Philadelphia decided to halt a series of reductions in the city's payroll tax. This violated the First Law of Journalism: Never screw up on a slow news day.

What the mayor overlooked was that there is nothing – not Al-Qaida, not cheesesteaks without Cheez Whiz, not even the Los Angeles Lakers – that Philadelphians hate more than the costly wage tax.

And so it happened that the Daily News began a relentless campaign against a tax that has driven 400,000 residents and 200,000 jobs out of the city in the last three decades.

In the end, community activists marched on City Hall arm in arm with CEOs, and the mayor decided he could cut the wage tax after all.

Our coverage rested on solid reporting, compact editing and eloquent editorials. The victory itself I'd attribute to other things: Wicked humor. Over-the-top front pages. A display of nerve that few American newspapers would even contemplate. And one more thing.

We know our readers. Because we must.

Ninety percent of our customers buy the paper on the street – more than any daily in the country. At 60 cents a pop, the News is more expensive than just about any other paper, too. Having to prove your relevance every day can do mighty things for the soul.

The paper's serious journalism has won two Pulitzer Prizes and made us a Pulitzer finalist in 2002. But 600,000 readers also pick up the News each weekday for its unstoppable spirit, its emotion and its appetite for pure fun:

- A Philadelphia 76ers team beloved by the city clawed its way to the NBA Finals. Those Sixers dominated our front page for 30 days in a row.
- A passenger on a Philly-to-Seattle flight convinced the airline to let her 300-pound pet pig fly first class – claiming it was a Seeing Eye pig. Our Page One head was: *WHEN PIGS FLY.*
- Other papers commemorated the Sept. 11 attacks with rivers of words. We inserted a glossy version of Steve Falk's photograph of two beams of light penetrating the New York night.
- A bunch of firefighters took a fire truck to a rock concert and were treated to a special, uh, performance by a lovely young fan who climbed up on the engine. This headline ran across the incriminating cover photo: *PANTS ON FIRE.*

I choose to believe that the News' unique blend of journalism dates to the night of Dec. 4, 1999, when a sorry little punk plunged a kitchen knife into the heart of Daily News Senior Editor and columnist W. Russell G. Byers in a random robbery.

More than anybody, Russell always argued that we could marry the tabloid sensibilities of the old Daily News with a new, advocacy-oriented journalism that had the power to make Philadelphia better.

After he was murdered, people gathered in the newsroom. There was talk of scholarships and memorial gardens and other stuff we couldn't possibly pull off. Then reporter Will Bunch spoke up.

"Why don't we just do the kind of journalism Russell wanted us to do," Bunch said.

And that is just what happened.

Zack Stalberg
Editor
Philadelphia Daily News


WEDNESDAY, SEPTEMBER 25, 2002
LATE SPORTS
PHILADELPHIA
DAILY NEWS
THE PEOPLE PAPER
FIREFIGHTERS' BEHAVIOR AT STONES CONCERT HAS UPPER DARBY OFFICIALS BURNING


THURSDAY, FEBRUARY 14, 2002
ROMANTIC SPOTS WE REALLY LOVE
VALENTINE'S DAY REPORT, PAGE 35
PHILADELPHIA
DAILY NEWS
THE PEOPLE PAPER
THE TAX WE
REALLY



Publisher Alberto Ibargüen

The Miami Herald/el Nuevo Herald

Population
(Miami/Fort Lauderdale combined market): 4.0 million
Combined Metro Market: 8th largest in U.S.
Penetration
(Miami City Zone): 24.9% (Daily) Herald
34.9% (Sunday) Herald
9.8% (Daily) el Nuevo Herald
10.5% (Sunday) el Nuevo Herald

The Miami Herald Publishing Co. is Florida's largest newspaper company. It publishes The Miami Herald, el Nuevo Herald, in-flight magazines, hotel tourist books, an apartment real estate magazine, a free-distribution weekly called StreetMiami, and both the Keynoter and The (Tavernier) Reporter in the Florida Keys.

The Miami Herald is sold in South Florida and throughout Latin America and the Caribbean. El Nuevo Herald, serving the growing number of Spanish readers in South Florida, is the premier Spanish-language newspaper in the United States. Both newspapers are available worldwide through PEPC Worldwide, Newspapers Direct, and on the Internet at www.herald.com.

South Florida, which includes the Miami and Fort Lauderdale metropolitan areas, is one of the top retail markets in the United States. Total retail sales surpassed $54 billion in 2002 and on a per household basis exceeded those of many major markets, including Chicago, Washington, D.C., and New York. Tourism is a major driver of the economy in South Florida, attracting more than 20 million visitors a year from all over the world.

Year-over-year advertising revenue grew slightly in 2002. Retail and national advertising revenue posted mid single-digit growth, while continued softness in employment, coupled with a tight housing market, led to a mild decline in classified revenue. El Nuevo Herald experienced double-digit advertising revenue growth.

During 2002:

- A review of Miami-Dade Public Schools contracts revealed that *millions of dollars in school district business went to lobbyists* or former school officials at a time when the district is struggling financially and many classrooms are badly overcrowded. Earlier investigations into district spending practices led to the replacement of the superintendent. The Florida Legislature, prompted by Herald investigations, directed that major spending be reviewed by a state auditing team to help root out fraud and waste.
- A Herald investigation of home building codes and practices a decade after Hurricane Andrew flattened South Miami-Dade County uncovered construction flaws in brand-new suburban homes in Broward County. The flaws may have made those homes vulnerable to even minimal hurricane-force winds. As a result of The Herald's reports, several municipalities tightened their codes and the developers involved voluntarily reviewed and reformed their construction practices.
- Both The Miami Herald and el Nuevo Herald separately continued the nation's most comprehensive coverage of events and trends in Latin America, including civil war in Colombia, turmoil in Venezuela and the presidential elections in Brazil.
- El Nuevo Herald was awarded the 2001 Ortega y Gasset prize for excellence in journalism. The Ortega y Gasset, based in Madrid, is the highest honor in Spanish-language journalism.
- Herald Direct Marketing has doubled its annual revenue in the past four years. Herald Integrated, an in-house ad production and placement service, significantly expanded its client base.
- Herald.com averaged 16 million page views per month from March through December, offering a number of advertising options, including online classifieds, banner ads and ROP ads online.

Over the next five years, the Miami-Fort Lauderdale combined population is expected to grow by 6.7%, compared with 4.8% for the United States as a whole. In 2002, the area had per capita income 11.8% below the U.S. average; by 2007, it is projected to be 17.8% below.

This table presents the average audited circulation for The Miami Herald and el Nuevo Herald for the years ended June 2002, 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002		2001		2000	
	Miami Herald	**el Nuevo Herald**	Miami Herald	el Nuevo Herald	Miami Herald	el Nuevo Herald
Average Circulation						
Daily	**314,899**	**88,291**	314,445	88,317	326,411	87,071
Sunday	**429,426**	**95,575**	430,080	95,941	441,561	95,075
Advertising Linage						
ROP Full-Run						
Retail	**792.3**	**192.0**	822.2	148.9	870.7	121.1
General	**390.2**	**52.8**	397.1	60.6	396.1	57.7
Classified	**805.3**	**143.5**	828.5	113.2	858.1	104.4
Total	**1,987.8**	**388.3**	2,047.8	322.7	2,124.9	283.2



Letter from the Editor

FREEDOM OF INFORMATION PROTECTS YOUR RIGHT TO KNOW

When the Florida Senate decided that it was necessary to go into a secret session to deal with "sensitive" issues, Miami Herald political writer John McDermott, watching from the press booth, felt his temper boil. Despite the order to clear the galleries, John refused to budge.

An equally stubborn Senate president sent police to carry out his order. That would prove to be a costly mistake for the lawmaker – and a turning point in Florida history.

Newspapers across the state published detailed accounts of burly bailiffs carrying McDermott and three other reporters out of the chamber. The ensuing outcry provided the impetus for Florida's famous Government in the Sunshine Law. Now, in all but the rarest circumstances (confined mostly to law enforcement), public meetings and public papers are open for everyone to see.

McDermott's famous sit-down strike occurred nearly four decades ago. But it remains an enduring example of the spirit with which The Miami Herald and other Knight Ridder newspapers advocate the unfettered flow of information about government, a flow that nourishes our democracy every day.

This year alone, Herald investigative reporters using public records produced a hard-hitting series detailing how public dollars were being squandered by the local school district. The series revealed that insider dealing and shoddy business practices meant that millions that should have gone into educating our children went to favored contractors instead.

Another series found that the Miami Police Department's internal affairs division routinely ignored evidence that a handful of cops were responsible for an inordinate number of shootings, some killing innocent bystanders. The series was built upon an analysis of the records kept by the department of every bullet fired by its officers.

Support for such projects flows from the top. Knight Ridder Chairman and CEO Tony Ridder has told editors that he expects us to be freedom-of-information leaders in our respective states. In the aftermath of the 2000 presidential election, decided by George W. Bush's 537-vote victory in Florida, Ridder encouraged The Herald to analyze every disputed ballot with the help of a prominent accounting firm – and he underwrote the effort, which included many court fights. The resulting stories made international news, not to mention history.

Recently, after spending $300,000 over two years, The Herald won a landmark case involving a $5 billion project to renovate Miami International Airport. Contractors tried to keep reporters from learning how much they'd spent lobbying county commissioners to win the job. The Herald sued for the records and won, further strengthening the Sunshine Law. (The appellate court ordered the contractors to pay The Herald's legal fees.)

Preserving the public's right to know remains a constant challenge. That's why The Miami Herald and other Knight Ridder newspapers in Florida – the Tallahassee Democrat and Bradenton Herald – have long been leaders in the Florida First Amendment Foundation and the Florida Society of Newspaper Editors, which advocate the free flow of information in this state.

When John McDermott was asked what motivated him to act, he replied: "We simply got fed up with the Florida Senate conducting public business behind closed doors."

Let that be a warning to any politician who favors secrecy over sunshine. We're still "fed up."

Tom Fiedler

Tom Fiedler
Executive Editor
The Miami Herald



CELEBRATING A CENTURY TOGETHER

The Miami Herald

100 YEARS

35 Cents

For home delivery, call 305 350-2000

www.herald.com

SATURDAY, DECEMBER 21, 2002 ▸ FINAL EDITION

100th YEAR, No. 98
Copyright © 2002 The Miami Herald

HEADLINES

WEATHER
COOLER, DRIER
Mostly sunny
HIGH 73 / LOW 59

BUSINESS

END COMES FOR LOTT AS GOP SENATE LEADER

BILL FRIST EMERGES AS SUCCESSOR

Airport expansion chief admits to taking huge bribes

Letter from the Editor

LATIN AMERICA NEWS IS LOCAL, TOO, FOR EL NUEVO'S AUDIENCE



El Nuevo Herald is not a conventional newspaper. For starters, it's a U.S. Spanish-language daily, published in a majority-Hispanic county in Florida where the dominant language is English. It publishes the largest Spanish-language Sunday edition in the country.

It's the only U.S. newspaper ever to have won the Ortega y Gasset Journalism Award, the most prestigious award for journalism in the Spanish language.

And it's a paper that serves a diverse international community – a nexus of Caribbeans and Central and South Americans – in which the definition of "local" news includes not only the latest controversy at County Hall, but also the devaluation of the Argentine currency, the Brazilian presidential elections, the latest demonstrations in Cuba and U.S. immigration policy. Presidents Uribe of Colombia and Chávez of Venezuela are as likely to appear on the front page of el Nuevo Herald as President Bush... or Gov. Bush of Florida or Castro of Cuba.

El Nuevo Herald is a prime example of a newspaper that has known how to grow and evolve with its community. Originally an insert in The Miami Herald, it became a separately sold, ABC-audited and separately edited independent voice of a changing community. The paper grew as South Florida grew into one of the great centers of Hispanic population and culture in the United States. And as the Hispanic population has evolved from overwhelmingly Cuban to predominantly Pan-American, the newspaper has changed with it.

In today's el Nuevo Herald, Cubans, Colombians, Venezuelans, Puerto Ricans, Argentines, Peruvians, Nicaraguans, Mexicans and other Latin Americans find a comprehensive daily news package on their countries of origin, reported and written with authority and perspective.

Every day, the efforts of an accomplished, diverse international staff produce a crisply edited, visually striking compendium that includes the latest headlines on major news events across the hemisphere, feature articles about Latin culture and lifestyles both here and abroad, sports coverage that unites fans around the world, and opinion pages that feature world leaders and renowned thinkers from across Latin America and Spain. Reflecting its market, it is a newspaper whose pacing and tone are Latin American, but whose grounding is very much in the United States.

Miami has become a unique crossroads of culture and commerce – where the diversity, complexity and spirit of all Latin America is visible in a single community and where the interaction with U.S. culture and commerce is the order of the day. In that community, el Nuevo Herald has become the publication that speaks in Spanish to both those in transit and those who make their homes here, people with strong social and economic ties to their native countries, with worldly interests and dynamic lifestyles.

They look to a newspaper of prestige and credibility. They're reading el Nuevo Herald.

Humberto Castelló
Executive Editor
el Nuevo Herald



el Nuevo Herald
miami.com
OVACION
Los Marlins ganan en 14 innings
DOMINGO 14 DE ABRIL DEL 2002
75¢
Renuncia Carmona y esperan a Chávez



Publisher Art Brisbane

The Kansas City Star

Population (MSA): 1.8 million
Metro Market: 28th largest in U.S.
Penetration (a newspaper-designated market,
a five-county area comparable to a City Zone): 36.8% (Daily)
50.8% (Sunday)

The Kansas City Star serves the Kansas City metropolitan area, encompassing 11 counties in Missouri and Kansas.

In 2002, The Star's advertising revenue was down slightly, reflecting difficult economic conditions experienced nationally and in the local economy. Continued softness in the area's labor market depressed classified recruitment advertising for the second consecutive year. Retail advertising also lagged the prior year, while general enjoyed its third consecutive year of strong growth.

The newspaper achieved circulation gains both daily and Sunday. Helping to fuel the increases were a 25-cent price rollback on Sunday and a redesign of the Monday newspaper that included improved "look ahead" features.

For the ninth year in a row, The Star was honored as the best newspaper in Missouri. The newspaper also won a four-year court battle to open up internal audits at the University of Missouri, resulting in the largest fine for a state agency in the history of the Sunshine Law. And The Star led a community-wide effort to pay the burial expenses of impoverished jazz musicians. The newly formed Coda Jazz Fund kicked off with a sold-out benefit concert.

The newspaper introduced new products during the year:

- All-Speed Racing, a monthly publication designed to capitalize on the region's new NASCAR track, the Kansas Speedway.
- Seventeen new titles from Kansas City Star Books, marketed via the newly branded Kansas City Store catalog and store.
- Sunday Automotive section, capturing additional revenue in the hot auto market, and "Deals," a twice-weekly special used-auto advertising feature.
- Saturday Home Guide, a new section aimed at the new homes and resale market.

The Kansas City economy experienced the broad effects of the national downturn but demonstrated the resilience that has been characteristic of its diverse business base.

Several major employers announced layoffs during the year. Sprint eliminated more than 4,600 local workers, and Aquila, a utility and energy merchant, cut nearly 2,000 jobs. Vanguard Airlines' Chapter 11 bankruptcy filing in July left 915 local employees without jobs. While some large employers cut back, some small and midsize organizations continued to hire in 2002, enabling Kansas City to sustain an unemployment rate of 5.0%, somewhat better than the 5.6% national figure.

Despite the difficult employment picture, the region saw some signs of economic growth, particularly in Wyandotte County. Cabela's, a 188,000-square-foot outdoor sports store, opened near the Kansas Speedway there, part of more than $140 million of approved new development around the track.

Kansas City's Metropolitan Statistical Area population of 1.8 million is expected to grow by 2.9% between 2002 and 2007, compared with 4.8% for the United States. In 2002, Kansas City had per capita income 8.1% above the U.S. average; in 2007, it is projected to be 9.2% above.

This table presents the average audited circulation for The Star for the years ended March 2002, 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002	2001	2000
Average Circulation			
Daily	**268,342**	274,152	281,270
Sunday	**378,668**	386,805	395,214
Advertising Linage*			
ROP Full-Run			
Retail	**697.6**	757.2	880.0
General	**186.0**	164.4	153.1
Classified	**1,112.7**	1,102.1	1,082.3
Total	**1,996.3**	2,023.7	2,115.4

**In 000s of six-column inches.*

Letter from the Editor

INVESTIGATIVE REPORTING PROTECTS COMMUNITIES, DEMOCRACY



In the 1880s, Col. Kersey Coates, a leading Kansas City citizen, owned the opera house – actually a large hall in a flimsy building with poor exits. Newspaper editor William Rockhill Nelson called it a public menace. His Kansas City Star blasted it as a firetrap.

Coates denounced Nelson as a blackmailer. But he later apologized and rebuilt the opera house. Four years later, he even helped Nelson borrow money to buy a bigger press.

Such graciousness is rare today. The subjects of today's journalism investigations too often are protected by a battery of lawyers, public relations divisions and consultants unheard of in Nelson's time, ready to pounce at the first hint of trouble. Today, even the most inept politician knows how to spread his message through the Internet, talk radio, cable television or mass mailings in a way Nelson would envy.

Yet investigative journalism lives on. In fact, it thrives, despite ever-stiffer opposition, carried forward almost solely by those who invented it – print reporters.

In Kansas City, The Star recently audited cell phone use by public officials; that simple story will save taxpayers nearly $300,000 in 2003. An earlier report revealed numerous federal judges making decisions, illegally, in cases in which they had a personal stake in a corporate litigant. That story led to nationwide reforms endorsed by Chief Justice William Rehnquist. When reporter Karen Dillon discovered that our police department was illegally keeping money seized in drug busts and traffic stops, the U.S. attorney in Kansas City held a press conference to denounce her. He was wrong. The illegal practices stopped. And last year, Dillon went home with a $25,000 investigative reporting prize from Harvard.

The Star is not alone. In newsrooms across Knight Ridder, talented journalists act as the public's watchdog. In Philadelphia, reporter Nancy Phillips helped bring a murderer to justice. In Washington, Knight Ridder's foreign desk exposed the Ivory Coast slave labor behind much of America's chocolate. These investigations can break overnight or take several years. All cost money.

Investigative reporting, in fact, can be bad business, at least in the short term. Scandals involving beloved institutions, from college basketball teams to one's own religion, can make the most loyal readers wince – or cancel their subscriptions. Few businesses like to see their products exposed as shoddy or dangerous by the very paper they support with advertising. And not surprisingly, journalists don't stop reporting at the newsroom door. Good media companies know they'll ultimately have to air their corporate laundry in their own newspaper (if not on their Web site first!).

But the benefit, to taxpayers, to our communities, to democracy itself, is incalculable. It is why the press is constitutionally protected in America – and still rigidly controlled in the darkest corners of the world.

"The only institution whose peculiar privilege, if not obligation, is to survey the whole field and act for the whole community," Nelson once said, "is the free, progressive, vigilant, vigorous newspaper."

Nelson was right 100 years ago. He's still right today.

Mark Zieman
Editor
The Kansas City Star



THE KANSAS CITY STAR.

$1.25 METROPOLITAN EDITION ★★

www.kansascity.com

Sunday, August 4, 2002

KC GOVERNMENT GABFEST RUNS UP TAXPAYERS' BILL

Fighting Iraq, ousting Hussein

With the United States apparently planning a war against Iraq, *The Star* today explores the issues facing American policy-makers and military as they prepare for the march to Baghdad.

A FULL-PAGE PRIMER, A-12

BY THE NUMBERS

About **one in six** Kansas City employees has a cell phone.

Dignity will be the rule Sept. 11

Nation to pause on



Publisher Joe Natoli

San Jose Mercury News

Population (MSA): 1.7 million
Metro Market: 31st largest in U.S.
Penetration (City Zone): 36.8% (Daily)
41.9% (Sunday)

The San Jose Mercury News, the newspaper of Silicon Valley, serves one of the nation's most prosperous and diverse markets. Circulation is concentrated in Santa Clara County, which includes San Jose, California's third-largest city, and Palo Alto, home of Stanford University. As the world leader in technology, Silicon Valley receives nearly one-third of the nation's venture capital and ranks second nationally in exports.

Overall revenue has declined due to the continuing downturn in the technology industry. Help-wanted advertising has been the hardest-hit category, down more than 50% from 2001.

General advertising had a slow start in 2002 but picked up momentum in the second half on the strength of travel, technology and telecommunications. The primary growth strategy in national is the Bay Area Buy – advertising published in both the Mercury News and Contra Costa Times. The combined reach of the two newspapers covers the top demographics in the Bay Area and gives Knight Ridder newspapers a competitive edge in the marketplace. The Bay Area Buy has recorded year-over-year share growth in seven of the top nine general categories.

Mercury News retail advertising has shown growth despite Santa Clara County's slowdown in retail sales. The ability to grow retail revenue in a down market speaks to the strength of the Mercury News' new product launches and focus on active account growth.

Coming off a record year in 2001 when real estate ad revenue increased by 79%, the 2002 results, down by about 5%, were more than respectable.

Mercury News 2002 highlights included:

- Silicon Valley Home – Launched in the second quarter, this monthly part-run magazine produced $1.2 million in new revenue.
- The weekly Guides – Three zoned publications are distributed with the newspaper and through bulk drops in high demographic communities. The Guides contain a variety of local news and advertising.
- SV Wheels – A weekly tabloid designed to be the marketplace for dealers to showcase pre-owned autos.
- Career Fairs – The fairs represent a strategic addition to existing print and online recruitment offerings. A $10 million to $15 million local business in a strong economy, the first two fairs, launched late in 2002, attracted dozens of top-name companies and thousands of job applicants.
- Direct Mail – A new full-service department provides complete print advertising solutions to customers, building advertising share in this growing category.
- EZ-Pay – A key tactic for improving home-delivery retention, various marketing programs enticed subscribers to pay through automatic credit card charge. Nearly 20% of subscribers now use this method of payment.
- The Mercury News was named one of the five best-designed newspapers in the world by the Society for News Design, one of only two U.S. papers to receive this honor.

Job growth in the San Jose Metropolitan Statistical Area (MSA) is expected to be 6.25% between 2002 and 2006, with an additional 60,700 jobs created between now and 2006, according to Economy.com, August 2002.

The population of the San Jose MSA is expected to grow by 7.7% between 2002 and 2007, compared with 4.8% for the United States. In 2002, San Jose had income per capita 59.0% above the U.S. average; by 2007, it is projected to be 64.1% above.

This table presents average unaudited circulation for the San Jose Mercury News for the year ended September 2002 and average audited circulation for the years ended September 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002	2001	2000
Average Circulation			
Daily	**273,990***	276,166	287,383
Sunday	**303,172***	309,520	326,839
Advertising Linage**			
ROP Full-Run			
Retail	**1,070.7**	1,067.7	1,097.0
General	**275.4**	287.9	458.3
Classified	**1,211.6**	1,400.9	1,696.2
Total	**2,557.7**	2,756.5	3,251.5

**2002 pending final audit. **In 000s of six-column inches.*

Letter from the Editor

NEWS STORIES MUST REFLECT DIVERSITY OF OUR MARKETS



Now, *this* is a powerful testimonial from a reader: "As a half white/half Mexican-American teacher... I often have felt the media ignores my reality. Whether it was growing up in Los Angeles or living here in the Bay Area, it's hard to find true diversity (especially not just black and white) fully represented. I feel like I'm actually seeing my reality and my perspective of the world in the Mercury News. As a single, Latino mother, I can see myself in your newspaper."

Readers build relationships with their newspapers for all kinds of reasons. One of the most compelling reasons is the belief that a newspaper cares about people like them.

Reflecting a diverse community – seeing all of the people we serve – in the pages of our newspapers makes sense because:

- It's morally right. Newspapers give voice to the voiceless and have a proud tradition of being advocates for justice and equity – and that means everyone should be represented in our news reports.
- It's a measure of accuracy. A newspaper can't view itself as being fundamentally accurate unless it reflects the entire community, not just parts of it.
- It's about our credibility. The more that people see their communities represented in our pages, the more likely they are to believe our reporting.
- It's vital to our economic success. As America changes, advertisers need to reach growing, diverse audiences and newspapers must be relevant to those audiences.

The Mercury News is among the nation's leaders in diversity in coverage and hiring. More than one-third of our journalists are people of color, compared with the national average at American newspapers of 12 percent.

That broad representation enables us to reflect the community's diversity in everything from the coverage of politics to ethnic cuisine, from cultural traditions to how investing patterns vary across ethnic boundaries.

This commitment to diversity fits Silicon Valley. Our home county is majority-minority. We are home to the largest concentration of Vietnamese in any American city. The Bay Area has more Indo-Americans than any other region. We have the nation's largest Afghan enclave. And one in six babies born here last year were of mixed race.

This is what America will look like in the future – and we're serving its information needs today with the daily Mercury News and our weekly publications, Viet Mercury and Nuevo Mundo.

It's everyone's job at the Mercury News to bring to our pages a passion for the richness of life around us. We crave the authenticity that seeing the whole community brings to our news reports. Diversity makes us more confident in the quality of our journalism.

Some examples from late 2002:

- Business: A three-part series about how immigrants drive an underground economy in East San Jose for Latinos – including a story about one family that has put three children through college thanks to this survival strategy.
- Sports: A front-page story about how an overwhelmingly Asian-American high school has de-emphasized football – for tennis.
- Finance: Investing by Islamic principles – when the religion prohibits collecting interest.
- Features: A food cover story titled *The New Face of Wine,* about an influx of ethnically diverse sommeliers.
- Arts & Entertainment: Pop music writer Brad Kava traveled to Mexico to write about that country's version of the Beatles – a band called El Tri – and ended up playing with the group and touring the country.

A steady diet of stories like these reflects our diverse community. And they help create lasting relationships that can make newspapers successful for years to come.

David M. Yarnold

David Yarnold
Executive Editor
San Jose Mercury News


FELIZ AÑO NUEVO
CHÚC MỪNG NĂM MỚI
HAPPY NEW YEAR
AREA AND AROUND THE WORLD
San Jose Mercury News



Publisher Wes Turner

Fort Worth Star-Telegram

Population (MSA): 1.8 million
Combined Metro Market: 30th largest in U.S.
Penetration (City Zone): 31.3% (Daily)
44.3% (Sunday)

The Fort Worth Star-Telegram serves the western portion of the Dallas/Fort Worth market. The four-county Fort Worth/Arlington portion of that market is the third-largest MSA in Texas and is projected to be one of the nation's eight fastest-growing major metropolitan areas over the next five years in terms of population and households.

In 2002, overall revenue was down, due mainly to continued losses in help-wanted advertising, but operating income increased as a result of aggressive cost-control measures and lower newsprint pricing.

Retail revenue was up slightly with continued growth in inserts and new retailers moving into the market. Total market coverage (TMC) revenue was more than $2.5 million higher than in 2001. General revenue increased marginally, with small gains in travel and telecommunications. National banks and e-commerce were also bright spots. Classified revenue continued down overall as a result of significant losses in help wanted, but automotive and real estate showed gains. Local unemployment held in the 5% to 6% range during the year, but home construction grew by more than 10%.

Circulation revenue was down by more than 3% for the year, with new circulation-building incentives in place. Paid-in-advance subscriptions topped 170,000.

During 2002, the Star-Telegram:

- Focused on "utility" – the usefulness of the paper, as perceived by readers.
- Continued its highly successful, intensely zoned approach to local news, advertising and customer service.
- Celebrated several awards. Wes Turner, the paper's publisher, won the John S. Knight Gold Medal in the James K. Batten Knight Ridder Excellence Awards, and staffers Barry Shlachter and Tom Pennington shared in the Byron B. Harless Award in recognition of their reporting from Afghanistan. For the first time, the Star-Telegram's sports section was named one of the nation's Top 10 both daily and Sunday in the largest circulation category by the Associated Press Sports Editors.

The national economic slowdown finally hit Fort Worth/Arlington at the end of 2001. Although there were significant layoffs at some local manufacturing and telephone call-center companies, and one major grocer – Winn-Dixie – pulled out of the market, many jobs were replaced and the downturn here did not strike with the ferocity predicted by some national publications. The diversified local economy continues to outperform national and state norms in terms of job retention and unemployment rate, with job growth projected to average 2.1% over the next five years.

Across a broad spectrum of aerospace, airlines, business services, telecommunications, technology, financial services and more, Fort Worth/Arlington is ideally positioned for growth as the national economy recovers. Defense contracts alone could bring as many as 13,000 new jobs in 2003. New big-box stores were opened by Great Indoors, Galyan's Trading Company, Ultimate Electronics and Kroger. Brookshire's, GameStop, Eckerd and CVS continued to expand. Fort Worth is also home to such Fortune 500 companies as American Airlines, RadioShack Corporation, D.R. Horton, Inc., home builders, and Burlington Northern Santa Fe Railroad.

Fort Worth/Arlington's population is expected to grow by 9.8% between 2002 and 2007, compared with 4.8% for the United States. In 2002, Fort Worth/Arlington had per capita income 7.1% above the U.S. average; by 2007, it is projected to be 8.3% above the national average. Retail sales are projected to grow by 45.1% over that five-year period, compared with a nationwide increase of 28.3%.

This table presents the average audited circulation for the Star-Telegram for the years ended March 2002, 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002	2001	2000
Average Circulation			
Daily	**228,573**	235,622	239,979
Sunday	**323,373**	331,059	334,601
Advertising Linage*			
ROP Full-Run			
Retail	**831.6**	881.0	994.6
General	**145.8**	145.0	141.4
Classified	**1,331.9**	1,356.4	1,314.2
Total	**2,309.3**	2,382.4	2,450.2

**In 000s of six-column inches.*

Letter from the Editor

PROVIDING USEFUL INFORMATION IS KEY TO BEING VITAL



In the Fort Worth Star-Telegram's six years with Knight Ridder, every company reader-satisfaction study has ranked us at the top of the list. Although we think there are several reasons, one of the most important is our devotion to delivering utility.

Giving readers "the news" is no longer sufficient to win their loyalty or meet their needs. With the Internet and the explosion of cable television and talk radio, it's easy to find out what's going on in the world. While news will always be the main ingredient in newspapers, providing useful information, too, creates a winning combination.

One of our most popular innovations is a page we call "News 2 Use." Most papers devote Page 2A to hard news, or perhaps a detailed index to the rest of the paper. But we use that page for stories about health, personal finance and other topics that help people improve their lives. The stories are written tight, often accompanied by a graphic. The page is read by more than 75 percent of our audience.

Although most newspapers do a decent job of delivering useful information (stock prices, movie and TV schedules, helpful phone numbers and Web site addresses with stories), the Star-Telegram works hard to make *every* story on *every* page as useful as possible.

More than two years ago, we began to urge our journalists to focus on telling readers about WIMTY – What It Means To You. The more we can show our readers that the paper is written for them – no matter who they are – the more loyalty we'll command.

Journalism schools teach reporters that every story should have the key ingredients of five Ws and an H – who, what, when, where, why and how.

Our reporters add an extra ingredient – a U, for utility. Each one is challenged to review his or her story with an eye for adding an element of usefulness. The assigning editor checks as well. As the story moves to the design desk, every layout editor and copy editor tries to spot a usefulness angle that might have been missed. By encouraging a culture that constantly looks for such opportunities, we enhance our potential value to each and every reader, no matter which stories catch their interest.

Of course, some stories in the paper aren't useful, they're just darned interesting. We plan to keep providing those, too!

Jim Witt
Executive Editor
Fort Worth Star-Telegram



Star-Telegram FORT WORTH

'Where The West Begins' W / SW ★★

WWW.DFW.COM

Wednesday, September 11, 2002 50 cents

Today's News

FORT WORTH & REGION

Richland Hills man first case of West Nile here

The 79-year-old is Tarrant County's first person confirmed to have the virus.

IN FORT WORTH:

A daylong observance in Sundance Square is

News 2 Use

YOUR DAILY GUIDE TO HELPFUL INFORMATION

PERSONAL FINANCE

Avoid retirement plan rollover penalties

of the trustee or custodian of the

■ If your company retirement plan holds appreciated employer



Publisher Heath Meriwether

Detroit Free Press

Population (MSA): 4.4 million
Metro Market: 6th largest in U.S.
Penetration
(City Zone and Retail Trading Zone): 15.0% (Free Press)
11.5% (Detroit News)
33.1% (Sunday)

The Detroit Free Press is Michigan's largest and oldest daily newspaper and is sold primarily in the six-county area surrounding Detroit. It covers and is sold throughout the state, in Windsor, Ontario, and in Toledo, Ohio. Its online Web sites are considered authoritative and averaged more than 1 million unique visitors per month in 2002.

The Detroit Free Press is published in combination with The Detroit News by Detroit Newspapers (DN), a joint operating agency formed in 1989 to combine the business operations of the Detroit Free Press, Inc., and The Detroit News, Inc. The profits (or losses) are split equally. The Free Press, owned by Knight Ridder, is a morning paper; The News, owned by Gannett, is an evening paper. On weekends and holidays, they publish combined editions. The Sunday paper ranks 10th in circulation in the nation; the daily Free Press ranks 20th. The Free Press, which grew its circulation by 0.8% in 2002, is Knight Ridder's second-largest daily.

Detroit is home to world headquarters for General Motors and Ford Motor Company, as well as DaimlerChrysler's North American operations. The Michigan economy faces some stiff challenges in the next several months as the nation continues to work through the economic downturn.

Detroit in 2002 had its share of highlights and lowlights. On the positive side, automotive, real estate, preprints and general advertising all showed strong growth throughout 2002, particularly in the second half of the year. Help wanted continued to decline slightly from 2001. Despite losses from major furniture accounts, the closing of Jacobson's and reduced spending from Kmart, retail started to recover in the last quarter. Preprint advertising was especially strong due to Detroit Weekend Direct, produced through a new partnership with ADVO, which is distributed to 1.3 million households in southeast Michigan.

In 2002, the Free Press produced several strong series:

- Reporting on never-disclosed allegations of sexual abuses by priests and former priests prompted reforms within the archdiocese and investigations by local authorities. Several priests were charged with sex crimes, and by year end, one had been convicted.
- Stories on the shockingly high number of homicides among teens 16 and under – Detroit leads the nation in youth homicide rates – *spurred local leaders to convene a summit on preventing violence.* Coverage can be read at www.freep.com/index/tragictoll.htm.
- Michigan child-welfare officials lost track of more than 300 youngsters in state-monitored foster care. The stories prompted state officials to seek public help in finding them. The state Supreme Court ordered all Michigan circuit courts to set up special dockets to account for missing foster children.

Significant market developments included:

- The opening of a new downtown football stadium.
- The scheduled 2003 opening of the new downtown headquarters of Compuware Corporation, the world's eighth-largest software company.
- The continued redevelopment of downtown Detroit, including homes and condominiums that will bring residents and retail.

Circulation has continued to rise as a result of the settlement of the long-term strike that hit the Free Press in 1995. Circulation as of March 30, 2002, was at 68.5% of the prestrike level for the daily Free Press and 66.9% for the combined Sunday paper.

The population of the Detroit Metropolitan Statistical Area is expected to grow by 0.8% between 2002 and 2007, compared with 4.8% for the United States. In 2002, Detroit had per capita income 13.7% above the U.S. average; in 2007, it's projected to be 15.8% above.

This table presents the average audited circulation for the Free Press for the years ended March 2002, 2001 and 2000. Advertising linage amounts are for the fiscal years 2002, 2001 and 2000.

	2002	2001	2000
Average Circulation			
Morning (Detroit Free Press)	**368,020**	365,168	362,841
Evening (The Detroit News)	**241,170**	237,697	239,503
Combined editions:			
Saturday	**548,046**	555,724	581,390
Sunday	**745,018**	743,293	764,391
Advertising Linage*			
ROP Full-Run			
Retail	**383.0**	423.6	487.2
General	**174.8**	162.5	192.5
Classified	**618.5**	609.4	584.1
Total	**1,176.3**	1,195.5	1,263.8

**In 000s of six-column inches. This table provides linage figures for Knight Ridder's share of Detroit Newspapers.*

Letter from the Editor

PERSISTENT REPORTING IMPROVES LIVES OF MICHIGAN'S CHILDREN



More than a decade ago, the Free Press made a commitment to improve the lives of Michigan's children.

We're still at it.

We call our campaign Children First, and we've had several notable successes.

The Free Press was credited early on with spurring creation of the office of the Michigan Children's Ombudsman. And we're being credited now with prompting pending legislation that would toughen the enforcement powers of that office.

Journalism done under the auspices of Children First in 2002 included a powerful look at a resurgence in child homicides in Metro Detroit. When Metro Desk reporters noticed what seemed to be a jump in the number of children killed in acts of violence, they created a database to analyze the numbers. What they found was a sad statistic: Detroit was once again leading the nation in child homicides, as it had a decade before. In one 16-week period, 10 young people age 16 or under were killed. Through early December, we've lost 31 children to violent deaths in the metro area.

Our reporting caused several local agencies and governments to talk about the problem, but they haven't found a meaningful solution to the epidemic of violence.

We were, however, able to bring about meaningful change through our reporting on more than 300 foster kids listed as lost or missing by the state's chief social services agency. Reporters were able to locate several foster children officially listed as missing by the state Family Independence Agency (FIA). Unfortunately, one young girl turned up dead in a swampy field, the victim of murder.

Our aggressive reporting on the state's lousy record-keeping and confusing foster-care policies led to some changes in the way the FIA deals with missing foster child cases. It prompted chief judges in several counties to order a new system for reviewing such cases in family court. We continue to keep a close watch on the state's troubled foster care system.

But Children First is about more than front-page journalism.

It's about fun: Through our Summer Dreams special section each spring, we send thousands of children to summer camps. In the past 10 years, we've raised $8.5 million in private donations and matching-grant funds, growing from 42 camps a decade ago to 103 in 2002.

It's about education: Through a half-million-dollar grant from the Skillman Foundation, we provide our weekly Yak's Corner kids' newspaper to every third-, fourth- and fifth-grade student in Detroit's public, private, parochial and charter schools. Working with Newspaper in Education, we've made Yak's Corner a regular part of classroom curriculum and set out to grow young newspaper readers.

This school year, the first for the pilot program, newspapers are being distributed to 47,075 students each week.

We're terribly proud of what we've accomplished to improve the lives of Michigan's children, but we're not done yet.

In 2003, we'll mark the 10-year anniversary of the Children First campaign with a special report bringing readers up to date on what's been accomplished and what still must be done. Then we'll set about trying to get it accomplished.

Carole Leigh Hutton
Executive Editor
Detroit Free Press



ON GUARD FOR 171 YEARS

OAKLAND FINAL

35 cents

60 cents outside 6-county metro area

Detroit Free Press

WEDNESDAY Dec. 18, 2002

www.freep.com

FREE PRESS SPECIAL REPORT | FIRST OF 3 PARTS

How Michigan loses, fails its foster children

Bush calls for missile defense in 2 years

A FREE PRESS CAMPAIGN
Children First



Publisher Peter Ridder, CFO Victor Fields

The Charlotte Observer

Population (MSA): 1.6 million
Metro Market: 41st largest in U.S.
Penetration (City Zone): 43.9% (Daily)
53.8% (Sunday)

The Charlotte Observer, the largest-circulation daily between Washington, D.C., and Atlanta, serves 22 counties in the central Carolinas, with a primary market area of nine counties. A regional newspaper, it provides local, regional, national and international coverage with emphasis on business, health care, sports and religion.

Significant recent events for The Observer:

- Twenty-three awards from the North Carolina Press Association in 2002, including the sixth Public Service Award in eight years and the most awards of any paper in the state.
- The National Headliner Award for informational graphics, awarded to artist Bill Pitzer.
- "Best in Print" award from the Society of Professional Journalists Green Eyeshade competition for Southeastern states for the series *Grave Secrets.*
- First place in consumer reporting from the National Press Club for the series *On Guard for the Elderly.*
- Eight Associated Press Sports Editors awards, the most of any paper its size.
- "Staff of the Year" recognition from the Atlanta Photojournalism Seminar.
- A silver medal and nine excellence awards from the Society of News Design – bringing the total to 66 in the past five years.
- Ongoing investigations that include *Despair in Milltown,* a yearlong look at the unraveling of the Carolinas' textile economy and a way of life.

The Southeast region struggled economically in 2002. Retail advertising declined. Lower interest rates helped sustain growth in real estate, but recruitment revenue worsened. Auto was also down compared to 2001 figures. In good news, Billy Graham announced the relocation of his 400-employee organization into new facilities in Charlotte late in 2003, and the prestigious culinary school Johnson & Wales University unveiled plans for an $82 million uptown campus to open in 2004.

Mecklenburg County is home to offices for 286 Fortune 500 companies and 399 foreign firms. Corporate headquarters include Duke Energy, Bank of America, Wachovia Corporation, Sonic Automotive, B.F. Goodrich, Nucor, SPX and Family Dollar. The mix includes services, finance, retail and wholesale trade, construction and transportation.

During 2002, The Observer:

- Launched a direct-marketing program that is exceeding budget by *double digits.*
- Introduced a new twice-weekly section covering neighboring Cabarrus County. Heavy promotion and product changes brought increases in circulation, readership and ad revenue.
- Expanded Mortgage Trak, a jointly produced in-paper and online mortgage service, to 12 additional markets, including The Boston Globe and the Atlanta Journal and Constitution.
- Grew nonsubscriber direct-mail distribution by 40,000 households in response to advertisers' needs.
- Began to see results of change in the sales culture through "blocking and tackling" sales training for all reps.

The Charlotte Metropolitan Statistical Area population is projected to grow by 9.8% between 2002 and 2007, compared with the U.S. average of 4.8%. In 2002, the per capita income was 8.3% above the U.S. average; in 2007, it is projected to be 11.4% above.

This table presents average unaudited circulation for The Charlotte Observer for the year ended December 2002 and average audited circulation for the years ended December 2001 and 2000. Advertising linage amounts are for fiscal years 2002, 2001 and 2000.

	2002	2001	2000
Average Circulation			
Daily	**238,800***	238,209	242,125
Sunday	**293,448***	292,609	294,666
Advertising Linage**			
ROP Full-Run			
Retail	**735.0**	769.2	793.4
General	**159.5**	173.9	186.6
Classified	**884.1**	891.1	951.2
Total	**1,778.5**	1,834.2	1,931.2

**2002 pending final audit. **In 000s of six-column inches.*

Letter from the Editor

GOOD NEWSPAPERS UNDERSTAND WHAT MAKES THEIR COMMUNITY TICK



Editor Jennie Buckner, photographer Wendy Yang

The story of Charlotte is a story of growth – and of amazing changes that have come with all the moving vans.

Charlotte was the second-fastest-growing major U.S. city during the 1990s – partly because of aggressive annexation, but also due to a huge flow of newcomers. Mecklenburg County grew by more than a third; Union County, just east, was North Carolina's fastest-growing county – surging by nearly 50 percent. All over our region, little burgs once surrounded by farmland have become bustling suburbs, with acre upon acre of new homes.

In the Observer newsroom, we focus a lot on how growth is changing our region. It's our "master narrative," a phrase journalists use to describe a story that's representative of the place.

Newspapers, the best ones anyway, have a special connection with the communities they serve. They understand what makes their town tick. They reflect a sense of place. That's why editors at Knight Ridder papers give careful thought to the key themes, or master narrative, that define their region. Editors make sure their papers are covering those themes with depth, insight and imagination.

While some folks may think of big banks, NASCAR or churches when they think of Charlotte, none of those defines our region as completely as growth. It's a big, complex story – as sprawling as the landscape that growth is creating. How well our newspaper covers it could affect how livable our region is in the future. For with growth comes troubling trade-offs.

We hope our coverage can help citizens find smart answers to these questions: How do we keep the quality of life that drew so many of us here in the first place? How do we deal with dangerous levels of air pollution we experience in summer? What about the lack of affordable housing? Can we keep our beautiful lakes and rivers clean, given all the waterfront development? What about busting-at-the-seams schools? And the traffic – oh, the traffic!

A team of journalists is focused on these issues: a traffic reporter (who, as "Dr. Traffic," also writes an advice column for commuters), an environment writer, a growth reporter and a writer on demographic change and minority affairs. More than 80 languages are spoken in our increasingly international city, and Latinos are 6.5 percent of the population. Most newcomers are from another state or country.

Reporters think about how growth relates to their beats. Education writers cover conflicts over which neighborhoods will get new schools. Investigative reporters have looked into why ambulances aren't reaching far-flung subdivisions fast enough to save some lives. Government reporters examine demand for city services – and they found one community dangerously short of full-time firefighters. A "Living Here" column, aimed at newcomers, introduces them to people, places and traditions they might want to know about.

Business reporters are all over developers' plans. They tell stories of small businesses with big dreams. And they cover the two big banks that have brought so many new residents and, over the past decade, made Charlotte the nation's second-largest banking center.

We try to help people understand this region's exuberant ambition and its growing pains. Covering Charlotte's age of change is our big challenge – and our bigger opportunity. We're glad to have it.

Jennie Buckner

Jennie Buckner
Editor
The Charlotte Observer



The Charlotte Observer

THURSDAY, NOVEMBER 14, 2002

www.charlotte.com

C D E F • | Price varies by county | 50¢

I-85 lane expansion set to start in January

Road Money

Four Charlotte freeways will soon

U.N. plan accepted

Properties

Knight Ridder has daily newspaper facilities in 28 markets situated in 17 states. These facilities vary in size from 38,600 square feet in State College, Pa., to 2.9 million square feet in Philadelphia. In total, they occupy about 7.9 million square feet. Approximately 1.6 million of the total square footage is leased from others. Virtually all of the owned property is owned in fee. The company owns substantially all of its production equipment, although certain office equipment is leased. The company also owns land for future expansion in Kansas City and Detroit.

Knight Ridder properties are maintained in excellent condition and are suitable for current and foreseeable operations. During the three years ended Dec. 29, 2002, the company spent approximately $68.1 million for additions to property, plant and equipment.

Technology

Knight Ridder continued to put the framework in place for standardization of its advertising, circulation and editorial systems throughout the company in a long-term effort to update technology. Standardization of hardware and software offers many benefits, from the ability to share data across systems to the ability to accurately track ad revenue, for example, by using the same definitions and categories for reporting revenue and linage at every newspaper. It should give the company better information for managing processes at the local level and managing the business all the way up to the corporate level. It should also improve purchasing power and yield cost savings in training and user support.

During 2002, Knight Ridder identified key vendors for advertising, circulation and editorial front end systems. The first advertising system went live at Fort Wayne Newspapers. Installation of advertising systems at Contra Costa, Duluth, Philadelphia, San Jose and St. Paul is in progress; implementation of a circulation system at Charlotte and an editorial system at Kansas City is under way.

Knight Ridder worked with Tribune Co. and Newspaper Services of America, a national sales agency, to establish a standard for delivery of advertising proof-of-publication pages, known as tearsheets, to advertisers. This allows newspapers to provide those pages electronically, giving advertisers faster service and an easy-to-store record. It was implemented in St. Paul in 2002 and will be rolled out to more Knight Ridder newspapers in 2003.

Development, Diversity and Employee Relations

Knight Ridder is a leader in human resources development. The company is dedicated to helping employees realize their full potential through continuous learning.

Opportunities are highlighted in the annual Leadership Development Review process, which assesses the depth of leadership talent. Employees of exceptional promise are recommended for developmental experiences.

Special programs help meet business objectives. Circulation Leadership Development helps circulation managers become more market-driven. Basic selling skills and solid industry-specific training strengthen the partnership between advertising salespeople and their customers. Seminars for assigning editors strengthen skills at the heart of the newsroom. Executive leadership programs, targeted to top executives, are intensive explorations of critical issues directly connected to Knight Ridder's strategic initiatives.

Knight Ridder teaches people to facilitate management, team, advertising sales, and diversity training programs at their newspapers. The Knight Ridder Talent Bank provides the means for employees with particular areas of expertise to share their knowledge at other newspapers.

Knight Ridder has a longstanding commitment to increase the role of women and minorities in its businesses and reflect the diversity of the communities it serves. Managers are evaluated on the progress they make toward significantly increasing the pool of women and minority members who are qualified to fill key positions. The company's diversity initiatives were recognized in 1995–96 by Catalyst, a research organization that works with businesses nationally to help women advance. Knight Ridder was recognized by Working Woman magazine in 1998, 1999 and 2000. In 1999 and 2002, the company was named one of the 50 Best Companies for Asians, African-Americans and Hispanics by Fortune magazine.

A Minority Hiring Program helps fund scholarships, internships and strategic positions. Development and advancement of women and minorities to the highest levels are also supported by Corporate.

Approximately 30% of the company's 18,000 full-time-equivalent employees are represented by approximately 70 local unions and work under multiyear collective bargaining agreements. Individual newspapers that have one or more collective bargaining agreements are in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, St. Paul, San Jose, State College and Wichita. During 2003, there will be negotiations to extend collective bargaining agreements at five newspapers.

Knight Ridder is an equal opportunity employer. Specific policies prohibit discrimination and harassment of any kind, including sexual harassment. Knight Ridder is committed to positive, productive employee relations.

Sources of Information

Population and household figures, including 2007 estimates, are from Claritas, January 2003. Metropolitan Statistical Areas, as defined by the U.S. Office of Management and Budget, are used for newspaper markets unless otherwise indicated.

Newspaper household and circulation data for 2002 are from the latest available annual audit reports from the Audit Bureau of Circulations. If no 2002 audit report has been finalized, the September 2002 Publisher's Statement has been used unless otherwise indicated.

Advertising linage is from company records. Where necessary, certain previously reported statistics have been restated to be consistent with measurement guidelines currently used.

Protecting the Environment

Knight Ridder continues its commitment to protect the environment, the health of its employees and the communities in which it operates. Knight Ridder's businesses – newspaper publishing and online publishing – generate virtually no hazardous waste or materials.

Knight Ridder is widely recognized as an industry model for newsprint recycling. In 2002, 87% of the newsprint used by Knight Ridder newspapers was made up of some recycled fiber; the average content was 57.0% recycled fiber. This translates into an overall recycled newsprint average of 49.7% – exceeding the company's goal of an average of 40% recycled fiber.

During 2002, all of Knight Ridder's newspapers collected and recycled press waste, newspaper returns, silver residue from film processing, scrap film and printing plates.

Water-based or organically based soybean-oil color inks were used at all newspapers, helping to protect the environment. Knight Ridder uses flexographic presses at many of its operations. Flexo printing emits minimal volatile organic compounds and no hazardous air pollutants.

None of the inks used by Knight Ridder contains solvents. The ink wastes are classified as nonhazardous by the Environmental Protection Agency. The newspapers minimize waste and recycle inks.

Biodegradable fountain solutions were used on offset presses. Use of nonsolvent-based cleaning solutions increased. Solvent-based solutions are recycled or blended into alternate fuels.

Knight Ridder has a Statement of Environmental Principles, which may be viewed online at www.knightridder.com/environment. Adopted by the Knight Ridder Board in 1991, it says, in part, "We will assign responsibility for environmental activity oversight to a senior company executive. We will perform periodic reviews and audits to help assure that effective programs and practices are consistent with these principles. Ultimate oversight of our environmental activities will be entrusted to a committee of the Board of Directors."

Equity and Minority-Owned Investments

Knight Ridder has partial ownership interests in a number of companies.

Newspapers: 50% of Detroit Newspapers under a 1989 joint operating agreement with Gannett Co., Inc. The news and editorial functions of the Detroit Free Press and The Detroit News are separate and independent.

49.5% of the voting common stock and 65% of the nonvoting common stock of Seattle Times Company, which publishes newspapers in Seattle and the Northeast.

Newsprint: 33.3%, with Cox Enterprises and Media General, Inc., of SP Newsprint Co., which operates newsprint mills in Georgia and Oregon.

13.5%, with eight partners, of Ponderay Newsprint Company, which operates newsprint mills in Washington. The managing partner, with 40% ownership, is Bowater, Inc.

Electronic Media: 33.3%, with Tribune Co. and Gannett Co., Inc., of CareerBuilder, LLC, the fastest-growing recruitment and career-advancement source for employers, recruiters and job seekers – in print and online.

20.4%, with Gannett Co., Inc., The McClatchy Company, Tribune Co., The Washington Post Company and A. H. Belo Corporation, of Classified Ventures, LLC, which operates a national network of online classified advertising in the real estate and automotive categories.

33.3%, with Gannett Co., Inc., and Landmark Communications, Inc., of InfiNet Company, a Web hosting and application service provider for online publishers.

In addition, Knight Ridder has minority investments in a few Internet-related companies.

Other: 50%, with Tribune Co., of Knight Ridder/Tribune Information Services, Inc., which offers news, photos, graphics, news animations and Web packages to media companies.

50%, with Tribune Co., of Newscom, LLC, which provides online access to news wires, features, graphics and photographic content to the media.

25%, with The New York Times Company, Advance Publications, Inc., and Dow Jones & Company, Inc., of Media Consortium LLC, a purchasing consortium.

28.9% of the voting stock of Newspapers First. It is responsible for selling national advertising and servicing those accounts in 11 of Knight Ridder's largest markets.

The company has no material obligations to these interests except as described in "Note 14 – Commitments and Contingencies," page 74.


1,749
1,813
1,933
2,012
2,183
2,685
2,896
3,034
3,212
2,900
2,842

Distribution of Operating Revenue

From continuing operations, in millions of dollars

Decreased operating expenses, including savings realized through the reduction in FTEs, more than offset a decrease in revenue.

- ☐ OTHER COSTS
- ☐ NEWSPRINT
- ☐ DEPRECIATION & AMORTIZATION
- ☐ OPERATING INCOME
- ☐ LABOR & BENEFITS

Operating Costs and Operating Income

As a percentage of operating revenue

Operating income percentage (profit margin) rose from 15.9% in 2001 to 21.3% in 2002.


Newsprint, Ink & Supplements 12.4%
Operating Income 21.3%
Other Operating Costs 22.3%
Labor & Employee Benefits 39.6%

Financial Contents

Financial Review

11-Year Financial Highlights 46
Management's Discussion and Analysis of Operations 48
Market Price of Common Stock 54
Liquidity and Capital Resources 54

Financial Statements 57

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies 62
Note 2 Income Taxes 64
Note 3 Debt 65
Note 4 Unconsolidated Companies and Joint Ventures 66
Note 5 Business Segments 67
Note 6 Capital Stock 67
Note 7 Work Force Reduction Program 69
Note 8 Related Party Transactions 69
Note 9 Goodwill and Other Intangible Assets 70
Note 10 Acquisitions and Dispositions 71
Note 11 Pension and Other Post-retirement Benefit Plans 71
Note 12 Quarterly Operations 73
Note 13 Comprehensive Income 73
Note 14 Commitments and Contingencies 74
Note 15 Detail of "Other, net" 74

Management's Responsibility for Financial Statements 75

Report of Independent Auditors 75



29.06
29.69
25.44
31.25
39.25
50.19
50.81
58.94
56.88
65.17
61.77

Stock Price

Last closing price of the year

Knight Ridder stock held its value in 2002 despite the worsening economy.

Newspaper Advertising Revenue

In millions of dollars

Retail and general categories showed some growth while classified, particularly help wanted, remained weak.



CLASSIFIED
GENERAL
RETAIL
1,295
1,324
1,414
1,534
1,659
2,061
2,223
2,354
2,508
2,254
2,207
470
502
551
636
725
893
956
998
1,066
883
808
154
150
165
166
184
227
241
290
337
297
300
671
672
698
732
750
941
1,026
1,066
1,105
1,074
1,099

11-YEAR FINANCIAL HIGHLIGHTS

The following information was compiled from the audited consolidated financial statements of Knight Ridder and its subsidiaries. The consolidated financial statements and related notes and discussions for the year ended Dec. 29, 2002 (pages 48 through 74), should be read to obtain a better understanding of this information.

(In thousands, except share data and ratios)	Compound Growth Rate 5-Year	Compound Growth Rate 10-Year	Dec. 29 2002	Dec. 30 2001	Dec. 31 2000
Summary of Operations					
Operating Revenue					
Advertising	1.4%	5.5%	$ 2,206,942	$ 2,254,422	$ 2,507,836
Circulation	(1.3)	1.8	487,732	512,309	523,856
Other	7.3	11.9	146,920	133,478	180,075
Total Operating Revenue	1.1	5.0	2,841,594	2,900,209	3,211,767
Operating Costs					
Labor, newsprint and other operating costs	0.8	4.1	2,111,537	2,253,881	2,355,398
Depreciation and amortization	(3.6)	4.0	124,695	184,573	187,597
Total Operating Costs	0.5	4.1	2,236,232	2,438,454	2,542,995
Operating Income	3.6	9.0	605,362	461,755	668,772
Interest expense	(6.1)	3.7	(74,969)	(100,833)	(116,652)
Other, net	(22.4)	19.4	(81,723)	(53,523)	(26,830)
Income taxes, net	(10.9)	7.3	(166,943)	(122,575)	(210,927)
Income from continuing operations and before cumulative change in accounting principle	(6.6)	7.6	281,727	184,824	314,363
Discontinued BIS operations[1]					
Cumulative effect of changes in accounting principles[2]			(24,279)		
Net Income	(9.0)	20.2	$ 257,448	$ 184,824	$ 314,363
Operating income percentage (profit margin)			21.3%	15.9%	20.8%
Share Data					
Basic weighted-average number of shares			83,066	76,074	75,370
Diluted weighted-average number of shares			84,726	85,694	89,105
Earnings per share					
Basic: Continuing operations and before cumulative change in accounting principle	(5.1)	10.6	$ 3.39	$ 2.33	$ 4.02
Discontinued BIS operations[1]					
Cumulative effect of changes in accounting principles[2]			(0.29)		
Net income	(7.5)	23.4	3.10	2.33	4.02
Diluted: Continuing operations and before cumulative change in accounting principle	(3.2)	10.6	3.33	2.16	3.53
Discontinued BIS operations[1]					
Cumulative effect of changes in accounting principles[2]			(0.29)		
Net income	(5.7)	23.4	3.04	2.16	3.53
Dividends declared per common share[3]	5.0	3.8	1.02	1.00	0.92
Common stock price: High			70.20	65.17	59.81
Low			51.35	52.02	44.13
Close			61.77	65.17	56.88
Shareholders' equity per common share	2.7	5.2	17.87	18.50	18.09
Price/earnings ratio[4]			20.3	30.2	16.1
Other Financial Data					
Treasury Stock Purchases: Number of shares			4,034	2,994	9,049
Cost			$ 257,101	$ 171,795	$ 464,835
Payment of cash dividends			84,832	84,198	81,002
At year end					
Total assets			$ 4,164,658	$ 4,213,376	$ 4,243,526
Total debt			1,560,857	1,623,587	1,672,272
Shareholders' equity			1,461,479	1,560,288	1,541,470
Return on average shareholders' equity[5]			18.6%	11.9%	18.9%
Total debt/total capital ratio			51.6%	51.0%	52.0%

(1) Results of operations of the company's Business Information Services (BIS) Division (discontinued in 1997) and the gains on the sales of BIS companies are presented as "discontinued BIS operations."

(2) For 2002, the cumulative effect of change in accounting principle relates to the implementation of SFAS 142 – Goodwill and Other Intangible Assets by our equity method investee, Career Holdings. For 1995, the cumulative effect of change in accounting principle relates to the implementation of SFAS 116 – Accounting for Contributions Received and Contributions Made. For 1992, the cumulative effect of change in accounting principle relates to the implementation of SFAS 109 – Accounting for Income Taxes and SFAS 106 – Accounting for Postretirement Benefits Other Than Pensions.

Dec. 26 1999	Dec. 27 1998	Dec. 28 1997	Dec. 29 1996	Dec. 31 1995	Dec. 25 1994	Dec. 26 1993	Dec. 27 1992
$ 2,353,520	$ 2,222,597	$ 2,060,772	$ 1,659,336	$ 1,534,761	$ 1,414,343	$ 1,324,312	$ 1,294,944
525,686	533,340	521,135	457,306	444,506	426,799	418,726	406,388
154,569	139,617	103,515	65,913	32,789	91,818	69,689	47,747
3,033,775	2,895,554	2,685,422	2,182,555	2,012,056	1,932,960	1,812,727	1,749,079
2,229,410	2,209,819	2,029,587	1,735,639	1,691,655	1,534,496	1,460,563	1,408,480
182,943	181,112	149,802	113,778	92,134	90,310	90,712	84,144
2,412,352	2,390,931	2,179,389	1,849,417	1,783,789	1,624,806	1,551,275	1,492,624
621,422	504,623	506,033	333,138	228,267	308,154	261,452	256,455
(97,444)	(105,936)	(102,662)	(73,137)	(59,512)	(44,216)	(44,403)	(52,358)
44,037	109,229	290,481	50,208	14,062	1,799	2,987	13,855
(228,076)	(202,285)	(297,348)	(124,829)	(72,861)	(106,493)	(83,281)	(82,496)
339,939	305,631	396,504	185,380	109,956	159,244	136,755	135,456
	60,226	16,511	82,493	57,426	11,656	11,334	10,630
				(7,320)			(105,200)
$ 339,939	$ 365,857	$ 413,015	$ 267,873	$ 160,062	$ 170,900	$ 148,089	$ 40,886
20.5%	17.4%	18.8%	15.3%	11.3%	15.9%	14.4%	14.7%
80,025	78,882	88,475	96,021	99,451	107,888	109,702	108,948
97,460	98,176	101,314	97,420	100,196	108,551	110,663	110,356
$ 4.07	$ 3.70	$ 4.40	$ 1.93	$ 1.11	$ 1.48	$ 1.25	$ 1.24
	0.77	0.19	0.86	0.57	0.10	0.10	0.11
				(0.07)			(0.97)
4.07	4.47	4.59	2.79	1.61	1.58	1.35	0.38
3.49	3.11	3.91	1.90	1.10	1.47	1.24	1.22
	0.62	0.17	0.85	0.57	0.10	0.10	0.10
				(0.07)			(0.95)
3.49	3.73	4.08	2.75	1.60	1.57	1.34	0.37
0.89	0.80	0.80	0.58½	0.74	0.73	0.70	0.70
65.00	59.63	57.13	42.00	33.31	30.50	32.50	32.06
46.00	40.50	35.75	29.88	25.13	23.25	25.31	25.38
58.94	50.81	50.19	39.25	31.25	25.44	29.69	29.06
19.07	17.33	15.65	12.12	11.43	11.58	11.33	10.75
16.9	13.6	12.3	14.3	19.5	16.2	22.2	78.5
3,704	4,725	13,824	6,219	11,509	5,045	1,500	
$ 210,141	$ 255,533	$ 643,375	$ 221,768	$ 319,363	$ 136,977	$ 40,693	$ –
85,526	77,152	78,335	74,262	74,377	77,942	76,787	75,992
$ 4,192,334	$ 4,257,097	$ 4,355,142	$ 2,860,907	$ 2,966,321	$ 2,409,239	$ 2,399,067	$ 2,431,307
1,300,754	1,527,278	1,668,830	821,335	1,013,850	411,504	451,075	580,245
1,780,684	1,662,731	1,551,673	1,131,508	1,110,970	1,224,654	1,243,169	1,181,812
19.7%	22.8%	30.8%	23.9%	14.3%	13.9%	12.2%	12.0%
42.2%	47.9%	51.8%	42.1%	47.7%	25.2%	26.6%	32.2%

(3) On Jan. 28, 1997, the Board of Directors declared a $.20 dividend per share of common stock. The quarterly dividend paid in January in the prior year was paid on Feb. 24, 1997, to shareholders of record as of the close of business on Feb. 12, 1997. Prior to January 1997, the quarterly dividends were historically declared in the prior December.

(4) Price/earnings ratio is computed by dividing closing market price by diluted earnings per share.

(5) Return on average shareholders' equity is computed by dividing net income before the cumulative effect of changes in accounting principles in 2002 and 1992, including the results of discontinued operations in 1988 through 1998, by average shareholders' equity. Average shareholders' equity is the average of shareholders' equity on the first day and the last day of the fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements in this annual report are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated.

Potential risks and uncertainties that could adversely affect the company's ability to obtain these results include, without limitations, the following factors: (a) increased consolidation among major retailers or other events that may adversely affect business operations of major customers and depress the level of local and national advertising; (b) an accelerated economic downturn in some or all of the company's principal newspaper markets that may lead to decreased circulation or decreased local or national advertising; (c) a decline in general newspaper readership patterns as a result of competitive alternative media or other factors; (d) an increase in newsprint costs over the levels anticipated; (e) labor disputes or shortages that may cause revenue declines or increased labor costs; (f) disruptions in electricity and natural gas supplies and increases in energy costs; (g) acquisitions of new businesses or dispositions of existing businesses; (h) increases in interest or financing costs or availability of credit; (i) rapid technological changes and frequent new product introductions prevalent in electronic publishing, including the evolution of the Internet; and (j) acts of war, terrorism, natural disaster or other events that may adversely affect the company's operations or the operations of key suppliers to the company.

Certain amounts in 2000 and 2001 have been reclassified to conform to the 2002 presentation primarily relating to the presentation of the interest rate swaps, goodwill, certain items on the consolidated statement of cash flows and full-run advertising linage.

Glossary of Industry Terms

The following definitions may be helpful when reading Management's Discussion and Analysis of Financial Condition and Results of Operations.

RETAIL Display advertising from local merchants, such as department and grocery stores, selling goods and services to the public.

GENERAL Display advertising by national advertisers that promotes products or brand names on a nationwide basis.

CLASSIFIED Locally placed advertisements listed together and organized by category, such as real estate sales, employment opportunities or automobile sales, and display-type advertisements in these same categories.

FULL-RUN Advertising appearing in all editions of a newspaper.

LINAGE A measure of the volume of space sold as advertising; refers to the number of column-inches in a six-column newspaper layout.

NEWS HOLE The portion of the newspaper designated for editorial (news) content.

NIE (NEWSPAPER IN EDUCATION) A newspaper-sponsored program that recruits business sponsors to underwrite the cost of providing, at a discounted price, papers to be used in local classrooms. Many programs also offer teacher training, ready-made curriculum and special-topic sections geared to particular age groups.

PART-RUN Advertising appearing in select editions or zones of a newspaper's market. Part-run advertising is translated into full-run equivalent linage (referred to as factored) based on the ratio of the circulation in a particular zone to the total circulation of a newspaper.

PREPRINT Advertising supplements prepared by advertisers and inserted into a newspaper.

RECRUITMENT PACKAGES Special help-wanted advertising packages, often combining print and online, that offer a variety of features: in-newspaper advertisements, expanded listings on the Web, online or by-telephone job applications and screening of résumés.

RUN-OF-PRESS (ROP) All advertising printed on Knight Ridder presses and appearing within a newspaper.

SINGLE COPY CIRCULATION Newspapers sold by means other than subscription, such as copies sold by street vendors, in news racks or at stores and other businesses.

SUPPLEMENTS (as in Newsprint, Ink and Supplements) All special sections purchased for distribution in the newspaper, including TV books, Parade magazine and the Sunday comics.

TMC (TOTAL MARKET COVERAGE) PRODUCTS Advertising material packaged, often in a special "jacket," for delivery to nonsubscribing households; especially appealing to advertisers who want high household penetration in specific neighborhoods or ZIP codes.

UNIQUE VISITORS Number of persons who visited a site or network of sites at least once in the month. Visitors to multiple Web sites in a network in a given month are counted only once as a unique visitor for that network. In separate, individual Web site totals, they are counted once as a unique visitor for each site visited.

VERTICALS All the advertising in print and online in a category (for example, recruitment, automotive or real estate). A variety of advertising products are offered within each vertical, ranging from simple classified listings to enhanced services, such as expanded information online, résumé databases or job fairs.

WEB WIDTH The width of the part of a printing press that handles newsprint; this determines the width of the rolls of newsprint used, which affects newsprint consumption.

Critical Accounting Policies and Estimates

GENERAL Management's discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to incentives, bad debts, inventories, investments, intangible assets, income taxes, financing arrangements, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION Revenue recognition varies by source. Advertising revenue is recognized when advertisements are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the related product or service has been delivered. Revenue is recorded net of estimated incentive offerings, including special pricing agreements, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the facts that give rise to the revision become known.

BAD DEBTS The company maintains a reserve account for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The company uses a combination of the percentage-of-sales and the aging-of-accounts-receivable methods to establish allowances for losses on accounts receivable. Payment in advance for some advertising and circulation revenue and credit background checks have assisted the company in maintaining historical bad debt losses at less than 1% of revenue.

EQUITY AND COST METHOD INVESTMENT VALUATION AND ACCOUNTING The company holds minority interests in companies having operations or technology in areas within its strategic focus and records these investments at cost. The company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments. In these cases, an impairment charge could be required in the future.

GOODWILL AND INTANGIBLE IMPAIRMENT The company must assess, at least annually, potential impairment of its goodwill and purchased intangible assets. This asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses estimates of future market growth, forecasted revenue and costs, expected periods the assets will be utilized and appropriate discount rates. Such evaluations of impairment of long-lived assets including goodwill and purchased intangible assets are an integral part of, but not limited to, the company's strategic reviews of the business and operations performed in conjunction with restructuring actions. If the estimated fair value of the asset is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. If these estimates or their related assumptions change in the future, the company may be required to record impairment charges for these assets. The company must also record its share of impairment charges recorded by its equity-method investees.

RESTRUCTURING Due to the slowing economy and the resulting decline in advertising revenue, the company in the second quarter of 2001 announced a work force reduction program affecting the majority of its newspapers. The work force reduction plan eliminated approximately 1,600 positions and the company recorded a pretax expense in June 2001 of $78.5 million in reserves in connection with the restructuring. This expense included estimates pertaining to employee separation costs and the settlement of certain contractual obligations in accordance with the Emerging Issues Task Force (EITF) 94-3 – Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. As of June 29, 2002, the plan was complete and substantially all payments were made.

PENSION AND POST-RETIREMENT BENEFITS The company has significant pension and post-retirement benefit costs and credits that are developed from actuarial valuations. These valuation assumptions include health care cost trend rates, salary growth, long-term return on plan assets, discount rates and other factors. The company's health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The salary growth assumptions reflect the company's long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical results of the portfolio and management's expectation of the current economic environment. The discount rate assumption is based on current investment yields on AA-rated corporate long-term bond yields. Actual results that differ from these assumptions are accumulated and amortized over the future working life of the plan participants. For an explanation of these assumptions, see "Note 11. Pension and Other Post-retirement Benefit Plans" on page 71. While the company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the company's pension and other post-retirement benefits costs and obligations.

SELF-INSURANCE The company is self-insured for the majority of its group health insurance costs. The company relies on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims.

INCOME TAXES The company records incomes taxes in accordance with SFAS 109 – Accounting for Income Taxes. The company maintains a liability to cover the cost of additional tax exposure items on the filing of federal and state income tax returns. The company files a federal consolidated income tax return and state consolidated, combined or separate returns depending upon the state requirements. Each of these filing jurisdictions may audit the tax returns filed and propose adjustments. Adjustments arise from a variety of factors, including different interpretation of statutes and regulations.

LEGAL The company is involved in certain claims and litigation related to its operations, including ordinary routine litigation incidental to its business. See "Note 14. Commitments and Contingencies" on page 74 for further information. Management reviews and determines which liabilities, if any, arising from these claims and litigation could have a material adverse effect on the company's consolidated financial position, liquidity, results of operations or properties. Management assesses the likelihood of any adverse judgments or outcomes as well as potential ranges of probable losses. Determination of the amount of reserves required for these contingencies is made after analysis and discussion with counsel.

Analysis by Segment

The following sections discuss the segment results of the company's principal lines of business, newspapers and online. Online results, which represent approximately 1.9% of consolidated revenue for 2002, are included in the "Other" revenue line of "Total Operating Revenue" and consist primarily of online recruitment and other classified advertising, Web banner advertising and revenue from content syndication.

Newspaper revenue is derived principally from advertising and newspaper sales. Advertising revenue accounted for about 77.7% of consolidated revenue in 2002. This revenue comes from the three basic categories of advertising – retail, general and classified. Newspaper advertising volume is categorized as either run-of-press (ROP) or preprint. Volume for ROP advertising is measured in terms of either full-run or part-run advertising linage. By using part-run advertising, advertisers can target their messages to selected geographically zoned market segments.

Circulation revenue results from the sale of newspapers. Circulation of daily and Sunday newspapers accounted for 17.2% of consolidated revenue in 2002. It is reported at the net wholesale price for newspapers delivered or sold by independent contractors and at the retail price for newspapers delivered or sold by employees and by delivery agents who are paid a delivery fee.

Other revenue is generated from online services, commercial job printing, niche and book publications, newsprint waste sales and other miscellaneous sources.

Summary of Operations

A summary of the company's operations, certain share data and other financial information for the past 11 years is provided on pages 46 and 47. Compound growth rates for the past five- and 10-year periods are also included, if applicable. A review of this summary and of the supplemental information on pages 22 through 24 will provide a better understanding of the following discussion and analysis of operating results and of the financial statements as a whole. The supplemental information contains financial data for the company and information regarding the company's properties, technology and raw materials used in operations.

Consolidated Results of Operations:
For the Fiscal Years Ended Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000

The company's fiscal year ends on the last Sunday of the calendar year. Results for 2002 are for the 52 weeks ended Dec. 29, results for 2001 are for the 52 weeks ended Dec. 30, and results for 2000 are for the 53 weeks ended Dec. 31. The following tables set forth the consolidated results of operations for the periods ended Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000, which are discussed in more detail on pages 51 and 52.

				Change	
(In thousands, except per share amounts)	2002	2001	2000	02–01	01–00
Operating revenue	$ 2,841,594	$ 2,900,209	$ 3,211,767	(2.0)%	(9.7)%
Operating income	605,362	461,755	668,772	31.1%	(31.0)%
Net income before cumulative effect of change in accounting principle of unconsolidated company	281,727	184,824	314,363	52.4%	(41.2)%
Cumulative effect of change in accounting principle of unconsolidated company	(24,279)				
Net income	$ 257,448	$ 184,824	$ 314,363	39.3%	(41.2)%
Net income includes the following expense (income):					
CareerBuilder – LLC conversion	$ 11,304	$ –	$ –		
Cumulative effect of change in accounting principle of unconsolidated company	24,279				
Work force reduction		47,100			
Severance and relocation costs			10,364		
Losses on investments		7,099	10,407		
Goodwill and other intangibles amortization		55,300	55,500		
Gain on sale of building			(5,698)		
Total	$ 35,583	$ 109,499	$ 70,573		
Diluted earnings per share before cumulative effect of change in accounting principle of unconsolidated company	$ 3.33	$ 2.16	$ 3.53	54.2%	(38.8)%
Cumulative effect of change in accounting principle of unconsolidated company – per diluted share	(0.29)				
Diluted earnings per share	$ 3.04	$ 2.16	$ 3.53	40.7%	(38.8)%
Diluted earnings per share includes the following expense (income):					
CareerBuilder – LLC conversion	$ 0.13	$ –	$ –		
Cumulative effect of change in accounting principle of unconsolidated company	0.29				
Work force reduction		0.55			
Severance and relocation costs			0.11		
Losses on investments		0.08	0.12		
Goodwill and other intangibles amortization		0.65	0.62		
Gain on sale of building			(0.06)		
Total	$ 0.42	$ 1.28	$ 0.79		

In 2002, Knight Ridder earned $3.04 per diluted share compared with $2.16 per diluted share in 2001, up $0.88, or 40.7%. Diluted earnings per share for 2002 included charges of $0.13 per share from the conversion of Career Holdings, Inc., from a "C" corporation to a limited liability company (LLC) and $0.29 per share for the cumulative effect of change in accounting principle of Career Holdings, an equity method investee, related to its adoption of SFAS 142. Diluted earnings per share for 2001 included losses on investments of $0.08 per share, work force reduction charges of $0.55 per share and goodwill and other intangibles amortization of $0.65 per share. Diluted earnings per share for 2000 included losses on investments of $0.12 per share, charges for severance and relocation costs of $0.11 per share, a gain on sale of building of $0.06 per share and goodwill and other intangibles amortization of $0.62 per share.

Newspaper Division

OPERATING REVENUE The following table summarizes the results of the Newspaper Division for the periods ended Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000.

			2000		Change	
(In thousands)	**2002**	2001	53 Weeks	52 Weeks	02–01	01–00*
Operating revenue						
Advertising						
Retail	$ 1,098,644	$ 1,073,789	$ 1,104,767	$ 1,081,188	2.3%	(0.7)%
General	300,622	297,033	336,613	331,010	1.2%	(10.3)%
Classified	807,676	883,600	1,066,457	1,052,956	(8.6)%	(16.1)%
Total	2,206,942	2,254,422	2,507,837	2,465,154	(2.1)%	(8.5)%
Circulation	487,732	512,309	523,856	514,053	(4.8)%	(0.3)%
Other	91,617	91,443	136,526	135,364	0.2%	(32.4)%
Total operating revenue	$ 2,786,291	$ 2,858,174	$ 3,168,219	$ 3,114,571	(2.5)%	(8.2)%
Average circulation(1)						
Daily	3,821	3,802	3,906		0.5%	(2.7)%
Sunday	5,162	5,154	5,303		0.2%	(2.8)%
Advertising linage(1)						
Full-run						
Retail	15,970	15,796	18,231		1.1%	(13.4)%
General	2,508	2,565	3,432		(2.2)%	(25.3)%
Classified	18,105	17,901	20,798		1.1%	(13.9)%
Total full-run	36,583	36,262	42,461		0.9%	(14.6)%

**Excluding the 53rd week in 2000 for revenue amounts only*

(1) Circulation and linage statistics are not presented on a 52-week basis.

Compared with 2001, retail advertising revenue increased 2.3% due to a 1.1% full-run ROP linage increase during 2002 and increases in retail preprint (8.3%) and total market coverage (TMC) revenue (37.0%), partially offset by a 3.1% decrease in the full-run average rate. Miami, Contra Costa, Philadelphia and San Jose were responsible for most of the increase, up 5.8%, 6.9%, 2.1% and 4.5%, respectively. From 2000 to 2001, retail advertising revenue decreased 0.7% due to a 13.4% decrease in full-run ROP linage, partially offset by an 8.3% increase in full-run average rate and from TMC revenue, specialized publications and database marketing products. The weak results from 2000 to 2001 were due primarily to consolidations and bankruptcies in most major markets.

General advertising revenue increased 1.2% in 2002 from 2001 due to a 2.5% increase in the average rate and a 42.9% increase in TMC revenue, partially offset by a 2.2% decrease in full-run ROP linage. Miami and Kansas City had the largest increases, up 8.4% and 9.8%, respectively. From 2000 to 2001, general advertising was down 10.3%, on a 52-week basis, due to a 25.3% decrease in full-run ROP linage, partially offset by a 17.4% increase in average rate. In 2001, general advertising saw an 85% decrease in dot-com advertising, which had yielded about $18 million in 2000, as well as a decline in airline and hotel advertising following the Sept. 11, 2001, terrorist attacks. National automotive, finance, pharmaceuticals and computers were only slightly less affected.

Classified advertising revenue decreased 8.6% in 2002 from 2001 due to an average rate decrease of 11.0%, driven by declines in the recruitment category, partially offset by a 1.1% increase in full-run ROP linage. Declines in classified recruitment in the largest markets were responsible, with San Jose down 27.5% and Philadelphia down 11.7%. The automotive, real estate and other categories increased. From 2000 to 2001, classified advertising decreased 16.1% due to a full-run ROP linage decrease of 13.9% and a 5.3% decrease in rate largely due to a decline in the higher-rated recruitment revenue, partially offset by increases in revenue from TMC and specialized publication products.

Circulation revenue decreased 4.8% from 2001 to 2002 due to (a) increased discounting of subscription rates, (b) reduced rates for NIE and (c) price rollbacks, primarily confined to Sunday single copy in five markets. Partially offsetting these discounts was a 0.5% increase in daily circulation and a 0.2% increase in Sunday circulation. The largest decreases were in Kansas City, down 9.6%, and Philadelphia, down 4.7%. From 2000 to 2001, circulation revenue decreased 0.3% on a 2.7% decrease in daily circulation and a 2.8% decrease in Sunday circulation. The company expects circulation revenue to decrease slightly in 2003, with circulation copies to increase slightly.

Other revenue increased 0.2% in 2002 from 2001 due to an increase in earnings from Detroit, partially offset by decreases in commercial printing, specialized publication and event marketing revenue. From 2000 to 2001, other revenue decreased 32.4% due to a decrease in earnings from Detroit and the absence of Professional Exchange, MediaStream and Cable Connection, which were sold in late 2000.

OPERATING COSTS The following table summarizes operating costs for the periods ended Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000.

			2000		Change	
(In thousands)	**2002**	2001	53 Weeks	52 Weeks	02–01	01–00*
Operating costs						
Labor and employee benefits	$ 1,076,976	$ 1,134,584	$ 1,167,216	$ 1,133,601	(5.1)%	0.1%
Newsprint, ink and supplements	364,016	451,547	473,724	465,534	(19.4)%	(3.0)%
Other operating costs	581,121	575,914	605,447	598,339	0.9%	(3.7)%
Depreciation and amortization	113,941	176,029	179,278	179,203	(35.3)%	(1.8)%
Total operating costs	$ 2,136,054	$ 2,338,074	$ 2,425,665	$ 2,376,677	(8.6)%	(1.6)%

**Excluding the 53rd week in 2000*

Labor and employee benefits decreased 5.1% in 2002 from 2001, due primarily to a restructuring charge related to a work force reduction in 2001. Due to the slowing economy and the resulting decline in advertising revenue and increases in the cost per ton of newsprint, the company in the second quarter of 2001 announced a work force reduction program that affected the majority of its newspapers. The work force reduction plan eliminated approximately 1,600 positions through early retirement, voluntary and involuntary buyouts and attrition. As a result, the company incurred pretax charges of approximately $78.5 million related to employee severance costs and benefits during 2001. Excluding this work force reduction charge in 2001, labor and employee benefits increased 2.0%. The increase was a result of health insurance costs, bonuses and incentive costs in 2002 and a 3.3% increase in the average wage rate per employee, partially offset by a 7.0% decrease in the number of full-time equivalents (FTEs). In December 2002, Philadelphia transferred certain severance obligations previously accounted for as post-retirement benefits under a company-sponsored plan to a multi-employer plan. An employer participating in a multi-employer plan recognizes as net pension expense the required contribution each period. Accordingly, upon the transfer, a gain of $15 million was recognized, consisting of the previously recorded $18 million post-retirement obligation at the date of transfer, net of a required $3 million contribution. Excluding the 2001 work force reduction charge, labor and employee benefits decreased 6.8% in 2001 from 2000, due to a 7.2% decrease in FTEs and an 11.8% decrease in bonus and incentive costs, partially offset by a 1.5% increase in the average wage rate per employee.

Newsprint, ink and supplements expense decreased 19.4% in 2002 from 2001 due to a 20.4% decline in the average cost per ton of newsprint, a 5.4% decline in the cost of ink and supplements and a 2.5% decrease in consumption. The decline in newsprint consumption was due primarily to decreases in classified employment advertising linage and commercial printing, and a decrease in the average web width of some newspapers. The 3.0% decrease in the cost of newsprint, ink and supplements in 2001 from 2000 was due primarily to a 13.2% decrease in consumption and a 7.7% decrease in ink and supplements, offset by a 10.4% increase in the average cost per ton. The decline in newsprint consumption in 2001 from 2000 resulted from a decrease in advertising linage and a decrease in average circulation. Over the past two years, the average cost per ton of newsprint has been at a historically low price. It is expected that as the U.S. economy improves, the average cost *per ton of newsprint will likely increase.*

Other operating costs increased 0.9% in 2002 from 2001. From 2000 to 2001, other operating costs decreased 3.7% due primarily to a decrease in circulation promotion, advertising and promotion expense, contribution expense and travel expense.

Depreciation and amortization decreased 35.3% in 2002 from 2001 due to the adoption of SFAS 142 at the beginning of 2002. Not amortizing goodwill and indefinite lived intangibles caused an increase in operating income of $60.9 million, and an increase in net income of $55.3 million, or $.65 per share, in 2002. Excluding the effect of the adoption of SFAS 142, depreciation and amortization expense decreased 1.1%. From 2000 to 2001, depreciation and amortization expense decreased 1.8% due primarily to a $3.9 million write-down of presses in 2000.

Online Division

ONLINE ACTIVITIES During the first quarter of 2000, the company consolidated all of its Internet operations under a wholly owned subsidiary, Knight Ridder Digital (KRD). Previously, Knight Ridder's Internet activities were reported and managed as a part of the company's newspaper operations. KRD coordinates all of Knight Ridder's online efforts, including the Web sites previously operated by the newspapers. KRD operates and manages the Real Cities Network, which consists of all Knight Ridder Web sites and those of several media affiliates.

OPERATING REVENUE AND COSTS The following table summarizes operating revenue and costs for the periods ended Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000.

				Change	
(In thousands)	**2002**	2001	2000	02–01	01–00
Operating revenue	$ 55,303	$ 42,035	$ 43,548	31.6%	(3.5)%
Operating costs					
Labor and employee benefits	27,087	31,859	38,993	(15.0)%	(18.3)%
Other operating costs	31,935	38,877	47,956	(17.9)%	(18.9)%
Depreciation and amortization	5,154	2,801	2,620	84.0%	6.9%
Total operating costs	64,176	73,537	89,569	(12.7)%	(17.9)%
Operating loss	$ (8,873)	$ (31,502)	$ (46,021)	71.8%	31.5%
Average monthly unique visitors	6,738	5,923	4,109	13.8%	44.1%

Revenue for the online division was up 31.6%, driven by increases in recruitment packages, recruitment and other upsell, and content syndication. Reach for Knight Ridder Digital properties, defined as the percentage of all online users in the nation who used any of Knight Ridder Digital's Web sites, increased from 5.1% in 2001 to 5.3% in 2002. Average monthly unique visitors increased from 5.9 million in 2001 to 6.7 million in 2002. From 2000 to 2001, revenue decreased 3.5% due primarily to a 23.4% decrease in banners and sponsorship advertisements, partially offset by an increase in revenue from CareerBuilder and Classified Ventures products and from an increase in nonrecruitment upsell revenue.

The cost of labor and employee benefits decreased 15.0% in 2002 from 2001 due to a 32.4% reduction in FTEs. Other operating costs decreased in 2002 from 2001 due to focused efforts to achieve significant reductions in hosting service costs, content and wire service costs, promotion-related expenses and other administrative costs. Depreciation and amortization expense increased in 2002 from 2001 due to the launch in early 2002 of a single digital platform (a shared content-management and Web-serving database for all of the Knight Ridder Digital Web sites) and the new Knight Ridder Digital offices. From 2000 to 2001, labor and employee benefits decreased due to an 18.9% reduction in FTEs. From 2000 to 2001, other operating costs decreased primarily as a result of lower promotion-related expenses and reduction in outside services and administrative costs. Depreciation and amortization expense increased from 2000 to 2001 due to the acquisition and development of technical *equipment and software.*

Knight Ridder Non-Operating Items

Interest expense decreased $25.9 million, or 25.7%, in 2002 from 2001. The decrease was due to lower weighted-average interest rates and a decline in the average debt balance. Interest expense decreased $15.8 million, or 13.6%, in 2001 from 2000 as a result of a lower weighted-average interest rate. During 2002, interest rates have been at historically low rates and it is anticipated that, as the U.S. economy improves, interest rates will increase, resulting in higher interest expense for the company.

For the year, losses from equity investments rose to $62.3 million from $16.1 million in 2001, an increase of $46.2 million. The largest single item differentiating the two years was a decline of $37.0 million from the newsprint mill investments, reflecting the substantial decline in the price of newsprint versus 2001. In 2001 the company earned approximately $23 million from the ownership share in the two mills; in 2002 it lost approximately $14 million.

Two additional significant expenses relate to the investment in CareerBuilder, LLC. They were: (a) a $7.5 million charge in the first quarter for severance expense and other costs resulting from the relocation of offices and abandonment of certain assets, and (b) an $18 million charge ($.13 per share after tax) associated with the conversion of CareerBuilder from a corporation into a limited liability company. During the third quarter, Career Holdings was converted from a "C" corporation to a limited liability company (LLC). The conversion resulted in a taxable gain to Career Holdings to the extent the fair value of its assets was greater than the tax basis on the date of the conversion. There was no "book" or GAAP basis gain upon this conversion. Accordingly, Career Holdings recorded a tax expense and owes taxes of approximately $36.0 million. Knight Ridder recorded its 50% share of this expense as part of the loss from equity investments.

Career Holdings' conversion to an LLC also triggered the recognition of a tax loss for Knight Ridder. Since the acquisition of its interest in Career Holdings, Knight Ridder has recorded tax benefits in the form of deferred taxes for its share of the losses arising from Career Holdings' operating results. The conversion allows Knight Ridder to recognize these losses for income tax purposes because the conversion is treated as a sale of the stock of Career Holdings for its fair market value. This generated a capital loss for Knight Ridder, which can be carried back and applied against taxes paid by Knight Ridder in prior years. This will result in a tax refund claim of approximately $36.0 million when Knight Ridder files its income tax returns for 2002. Because the company had previously recorded the impact of these losses for financial statement reporting, the recognition of the tax loss will not impact Knight Ridder's GAAP earnings or the effective tax rate reflected in the financial statements. Following the conversion to an LLC, Knight Ridder's share of Career Holdings' operating results will be included in Knight Ridder's consolidated tax returns. Unlike "C" corporations, which are separate entities subject to income tax, LLCs generally are not taxable entities, and their operating results are included in those of its members.

The unfavorable non-operating items were slightly offset by an increase in earnings of the Seattle Times Company and the ongoing operations of Career Holdings. From 2000 to 2001, equity in losses of unconsolidated companies and joint ventures increased $7.6 million due to a full year of losses from Career Holdings (acquired in the third quarter of 2000), offset slightly by an increase in earnings from newsprint paper mills.

The "Other, net" line within "Other income (expense)" on the consolidated statement of income for the fiscal years ended 2002, 2001 and 2000 is summarized in the table below.

(In millions)	**2002**	2001	2000
Realized gain on sale of Cadabra, Inc.	$ –	$ –	$ 57.0
Realized gain on sale of Prio, Inc.			107.0
Realized losses on sales of marketable securities	(4.3)	(11.9)	(14.0)
Other-than-temporary impairment of GoTo.com, Inc. InfoSpace, Inc. and Webvan Group, inc.			(156.0)
Other-than-temporary impairment of cost-basis Internet-related investments	(3.1)	(16.8)	(16.0)
Realized gain on other asset sales			15.3
Other	(2.1)	(2.0)	(2.6)
Total	$ (9.5)	$ (30.7)	$ (9.3)

During the first quarter of 2000, the company completed the sale of two Internet-related investments that resulted in gains. The first involved the exchange of shares of Cadabra, Inc. for shares of GoTo.com, Inc., resulting in a pretax gain of approximately $57 million. The second transaction involved the exchange of shares in Prio, Inc. for shares of InfoSpace, Inc., resulting in a pretax gain of approximately $107 million. Subsequently, during 2000, the company realized a pretax loss of $14 million on the sale of a portion of the GoTo.com shares. Also, in the fourth quarter of 2000, the company assessed the market value of its remaining GoTo.com, InfoSpace, Inc., and Webvan Group, inc. investments and concluded that, due to weak economic conditions, they had experienced other-than-temporary declines. As a result, during the fourth quarter of 2000, the company recorded a pretax loss in market values of approximately $156 million for the GoTo.com and InfoSpace, Inc. investments and $16.0 million for other Internet-related investments. Additionally, the company recognized gains on other asset sales of $15.3 million primarily related to the sales of Cable Connection, MediaStream and a building in Philadelphia.

In the first quarter of 2001, the company sold holdings in InfoSpace, Inc., AT&T, Webvan and other smaller Internet-related investments, realizing an aggregate pretax loss of approximately $11.9 million. Additionally, the company recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $16.8 million in 2001.

On Jan. 8, 2002, the company sold its holdings in MatchNet plc, realizing proceeds of $651,000 and recording an aggregate pretax loss of approximately $4.3 million. Additionally, the company recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $3.1 million in 2002. As of Dec. 29, 2002, the carrying value of the remaining cost-basis investments was $1.6 million.

Acquisitions and Dispositions

In August 2000, Career Holdings, LLC, a company jointly controlled by Knight Ridder Digital and Tribune Co., acquired CareerBuilder, Inc., and CareerPath.com, Inc. In the CareerBuilder acquisition, a wholly owned subsidiary of Career Holdings made a tender offer for all of CareerBuilder's common stock at a price of $8 per share in cash. The tender offer, which began on July 25, 2000, and expired on Aug. 21, 2000, was followed by the merger of the subsidiary into CareerBuilder on Aug. 24, 2000. The CareerPath.com acquisition was accomplished by the merger of a wholly owned subsidiary of Career Holdings into CareerPath.com on Aug. 31, 2000. The total purchase price for the CareerBuilder and CareerPath.com acquisitions was approximately $250 million. In November 2001, Career Holdings acquired Headhunter.net, an online recruitment and career development business, for $9.25 per share in cash, or approximately $217 million. The acquisition was funded by capital contributions from both Knight Ridder and Tribune Co. The company's share was $108.5 million. On Oct. 2, 2002, the company and Tribune Co. each sold one-third of their interest in CareerBuilder to Gannett Co. Inc., for $98.2 million. The company's share of the proceeds was approximately $49 million. The sale price was also the company's carrying value and no gain or loss was recorded on the sale. The company, through Knight Ridder Digital, currently owns a 33.3% interest in Career Holdings.

On Aug. 22, 2000, the company sold Cable Connection for approximately $8.5 million in cash, less an $86,000 working capital adjustment and recorded a $5.8 million pretax gain on the sale. Professional Exchange was sold on Sept. 25, 2000, for $5 million cash and the company recorded a $1.5 million loss. On Jan. 1, 2001, the company sold MediaStream for $3.6 million, consisting of $3.35 million in cash and a $250,000 note receivable. The company recorded a $1.7 million pretax gain on the sale. On Jan. 8, 2002, the company sold all of its holdings in MatchNet plc stock, realizing proceeds of $651,000 and recording an aggregate pretax loss of approximately $4.3 million.

KRI Stock

Knight Ridder common stock is listed on the New York Stock Exchange under the symbol KRI and the Frankfurt Stock Exchange under the symbol KRI1.

The company has applied to discontinue listing on the Frankfurt Stock Exchange due to nominal trading volume. During calendar year 2002, there were a total of 30 trades with a total volume of 1,760 shares and this low volume does not warrant continued listing.

The stock is also traded on exchanges in Philadelphia, Chicago, Boston, San Francisco, Los Angeles and Cincinnati and through the Intermarket Trading System. Options are traded on the Philadelphia Exchange.

The company's 81,612,051 shares outstanding on Feb. 27, 2003, were held in all 50 states by 8,223 shareholders of record.

Market Price of Common Stock

The last closing price of the company's common stock prior to the preparation of this report was $63.03 on Feb. 27, 2003.

The average stock trading volume for the years 2002, 2001 and 2000 was 407,000, 406,000 and 398,000 shares per day, respectively. The following table presents the high and low sale price of the company's common stock by fiscal quarter for the two most recent fiscal years:

	2002		2001	
	High	Low	High	Low
1st Quarter	$ 69.69	$ 60.90	$ 60.48	$ 52.02
2nd Quarter	70.20	60.50	59.04	52.02
3rd Quarter	64.00	51.35	63.32	53.76
4th Quarter	63.86	52.10	65.17	53.77

Treasury Stock Purchases

The table below is a summary of treasury stock purchases by Knight Ridder since 1993:

	Stock Purchased	Cost (in 000s)	Average Price per Share
2002	4,033,531	$ 257,101	$ 63.74
2001	2,993,567	171,795	57.39
2000	9,048,895	464,835	51.37
1999	3,704,378	210,141	56.73
1998	4,725,000	255,533	54.08
1997	13,824,300	643,375	46.54
1996	6,219,100	221,768	35.66
1995	11,508,600	319,363	27.75
1994	5,044,600	136,977	27.15
1993	1,500,000	40,693	27.13

Dividends

The following table summarizes the cash dividends declared on the company's common stock for each quarter of 2000, 2001 and 2002, and the total cash dividends declared on common stock for the years ended Dec. 31, 2000, Dec. 30, 2001, and Dec. 29, 2002 (in cents per share, except total cash dividend amounts):

	2002	2001	2000
1st Quarter	$ 0.25	$ 0.25	$ 0.23
2nd Quarter	0.25	0.25	0.23
3rd Quarter	0.25	0.25	0.23
4th Quarter	0.27	0.25	0.23
Total	$ 1.02	$ 1.00	$ 0.92
Total cash dividends (in millions)	$ 84.8	$ 84.2	$ 81.0

Liquidity and Capital Resources

Cash flow from operations is the company's primary source of liquidity. Management is focused on growing cash flow and managing cash effectively. In addition, the company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility.

The company's financial position remained strong throughout 2002, with cash and cash equivalents and short-term investments of $39.3 million at Dec. 29, 2002, compared with $37.3 million at Dec. 30, 2001. During 2002, cash flows from operating activities were used to fund treasury stock purchases of $257.1 million, common stock dividends of $84.8 million and debt reduction of $112.9 million. During 2001, cash flows from operating activities were used to fund treasury stock purchases of $171.8 million. In addition, the company paid dividends of $84.2 million during 2001.

Cash provided by operating activities was $426.4 million in 2002, compared with $452.3 million in 2001. The decrease was due to $151.3 million in cash contributions in excess of pension and other post-retirement benefit plan expenses, partially offset by higher net income (due primarily to the prior year work force reduction after-tax charge of $47.1 million), and increases in non-cash charges to earnings from the provision for deferred taxes and the cumulative effect of a change in accounting principle. Cash provided by operating activities was $452.3 million in 2001, compared with $399.5 million in 2000. The increase was due partially to a reduction of the funding required for a health and welfare trust, an increase in distributions relative to earnings from equity investments and the timing of payments on certain current assets and liabilities.

At Dec. 29, 2002, working capital was $72.4 million, compared with $55.5 million at Dec. 30, 2001. The increase in working capital from 2001 to 2002 was due primarily to a decline in accrued federal and state income taxes of $30.8 million, partially offset by a decline in prepaid expenses of $13.7 million. At Dec. 30, 2001, working capital was $55.5 million, compared with $67.7 million at Dec. 31, 2000. The decrease in working capital from 2000 to 2001 was due primarily to a decline in accounts receivable of $24.7 million and inventories of $9.5 million and an increase in accrued income taxes of $13.9 million, partially offset by a decline in short-term borrowings of $39.7 million.

During 2002, cash required for investing activities was primarily for the purchase of $70.0 million of property, plant and equipment, partially offset by proceeds from the sale of investments, principally the company's one-third interest in CareerBuilder, LLC. During 2001, cash required for investing activities was primarily for the purchase of $94.6 million of property and equipment and $123.6 million for acquisition of businesses, including Headhunter.net, Inc., in November 2001, partially offset by proceeds of $21.0 million from the sale of investments.

The company invests excess cash in short-term investments, depending on projected cash needs from operations, capital expenditures and other business purposes. The company supplements internally generated cash flow with a combination of short- and long-term borrowings. Average outstanding commercial paper during the year was $471.1 million, with an average effective interest rate of 1.4%. At Dec. 29, 2002, the company's $895 million revolving credit agreement, which supports the commercial paper and the letters of credit outstanding, had remaining availability of $423.0 million. The revolving credit facility matures in 2006.

During the second quarter of 2001 and the first quarter of 2002, the company entered into certain interest rate swap agreements. The company entered into such agreements to manage interest rate exposure by achieving a desired proportion of fixed-rate versus variable-rate debt. The swap agreements expire at various dates in 2005, 2007, 2009 and 2011 and effectively convert an aggregate principal amount of $500 million of fixed-rate long-term debt into variable-rate borrowings. The variable interest rates are based on the three- or six-month London InterBank Offering Rate (LIBOR), plus a rate spread. For the year ended Dec. 29, 2002, the weighted-average variable interest rates under these agreements were 4.1% versus the fixed rates of 8.1%. The fair value of the swap agreements at Dec. 29, 2002, and Dec. 30, 2001, totaled $58.8 million and $9.6 million, respectively, recorded on the balance sheet as other noncurrent assets, with the offsetting adjustment to the carrying value of the long-term debt.

The company does not trade or engage in hedges for investment purposes.

At year end, the company's short- and long-term debt was rated by the three major credit-rating agencies listed below. There was no change from the prior year:

	Short-Term Debt	Long-Term Debt
Moody's	P1	A2
Standard & Poor's	A-1	A
Fitch	F1	A

Management believes the company has adequate access to the debt capital markets to meet its short- and long-term capital needs. Such access includes the company's $895 million revolving credit facility and term loan agreement, which support its commercial paper, and its $200 million extendable commercial notes. The company's future ability to borrow funds and the interest rates on those funds could be adversely impacted by a decrease in its debt ratings and by negative conditions in the debt capital markets.

During 2002, the company repurchased 4.0 million common shares at a total cost of $257.1 million and an average cost of $63.74 per share. At year end, authorization remained to purchase 1.5 million shares. On Jan. 28, 2003, the Board authorized the repurchase of an additional 6 million shares. The company will repurchase these shares opportunistically over time in the market.

The company's operations have historically generated strong positive cash flow, which, along with the company's commercial paper program, revolving credit lines and ability to issue public debt, has provided adequate liquidity to meet short- and long-term cash requirements, including requirements for working capital and capital expenditures.

The capital spending program includes normal replacements, productivity improvements, capacity increases, building construction and expansion and purchase of printing press equipment. Over the past three years, capital expenditures have totaled $272.6 million for additions and improvements to properties.

Additions to property, plant and equipment decreased by $24.6 million to $70.0 million in 2002 from $94.6 million in 2001. Expenditures in 2002 included $30.4 million for a new production plant in Kansas City scheduled for completion in 2006, $3.7 million for a new advertising system in Philadelphia, $3.7 million for a new combined advertising system for San Jose and Contra Costa and $3.1 million for Wichita's press project, scheduled for completion in 2003. The press replacement projects are expected to significantly improve reliability, speed, print quality and page and color capacity, and reduce waste.

The following table summarizes the company's contractual obligations and commercial commitments as of Dec. 29, 2002 (in thousands):

		Payments Due By Period			
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 1,145,806	$ –	$ 108,773	$ 111,298	$ 925,735
Commercial paper[a]	415,051	39,849		375,202	
Operating leases	96,902	23,254	33,382	20,449	19,817
Total contractual obligations	$ 1,657,759	$ 63,103	$ 142,155	$ 506,949	$ 945,552

		Payments Due By Period			
Other Commercial Commitments	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit[b]	$ 56,500	$ 56,500			
Guarantees[c]	16,200	16,200			
Total commercial commitments	$ 72,700	$ 72,700			

(a) Commercial paper is supported by an $895 million revolving credit facility which matures on June 15, 2006.

(b) In connection with the company's insurance program, letters of credit are required to support certain projected workers' compensation obligations.

(c) The company guarantees 13.5% of the debt of Ponderay Newsprint Company, a newsprint mill investment. For the years ended Dec. 29, 2002, and Dec. 30, 2001, these guarantees totaled $16.2 million and $17.2 million, respectively.

The company is a one-third partner of SP Newsprint Co. In November 2002, SP amended and restated its credit agreement with certain of its lenders. The agreement stipulates that should SP's consolidated liquidity fall below $5 million, it would be in default of its covenant. The company, along with the other partners, would then be required to make an equity contribution in sufficient amount to cure the default. The company's contribution is limited to approximately $6.7 million. The obligation ends when SP first meets certain conditions including, but not limited to, predetermined leverage and fixed-charge coverage ratios and certain liquidity requirements. The company also has a demand obligation to SP Newsprint Co. for $6.7 million. The obligation arose in August 1985 in connection with an advance to Knight Ridder (and the other partners) by SP. SP has the right to request repayment of these funds at any time for any reason. The advance has been reflected as a reduction in the investment on the company's Balance Sheet and no interest expense is associated with the obligation.

Market Risk

BORROWINGS By balancing the mix of variable- versus fixed-rate borrowings, the company manages the interest-rate risk of its debt. "Note 3. Debt" on page 65 of this report includes information related to the contractual interest rates and fair value of the individual borrowings. In 2001 and 2002, the company entered into interest rate swap agreements to manage interest rate exposure by achieving a desired proportion of fixed-rate versus variable-rate debt. The agreements involve the receipt of fixed-rate interest payments in exchange for floating-rate interest payments over the life of the agreement. As a result, changes in the fair value of the interest rate swaps are offset by changes in the fair value of the swapped debt and no net gain or loss is recognized in earnings. The company accounts for its interest rate swap agreements as fair value hedges. The fair value of the swaps at Dec. 29, 2002, and Dec. 30, 2001, were $58.8 million and $9.6 million, respectively. There was no ineffectiveness associated with the swaps during fiscal year 2002. The company does not trade or engage in hedging for speculative or trading purposes and hedging activities are transacted only with highly rated financial institutions, reducing the exposure to credit risk.

A hypothetical 10% increase in interest rates would increase interest expense associated with variable-rate borrowings by approximately $1.3 million. The fair value of the company's fixed-rate long-term debt is sensitive to changes in interest rates. A hypothetical 10% increase in interest rates would decrease the fair value of the fixed-rate debt and interest rate swaps by $50.9 million. This change in fair value of debt obligations excludes commercial paper and other short-term variable-rate borrowings because changes in interest rates would not significantly affect the fair value of such instruments.

NEWSPRINT The company, excluding Detroit, consumed approximately 645,000 metric tons of newsprint in 2002. This represents 13.0% of the company's 2002 total operating expenses. Under the caption "Newsprint" on page 24 of this report, the company has included information on its suppliers, the long-term purchase agreements used to manage the related risk of price increases, and natural hedges the company has in place through its investment in newsprint mills.

COLLECTIVE BARGAINING AGREEMENTS About 30% of the company's approximately 18,000 FTEs are represented by approximately 68 local unions and work under multi-year collective bargaining agreements. Individual newspapers that have one or more collective bargaining agreements are in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, St. Paul, San Jose, State College and Wichita. These agreements are renegotiated in the years in which they expire. During 2003, there will be negotiations to extend collective bargaining agreements at five newspapers. In 2001, all labor contracts in Philadelphia were negotiated and ratified by all unions, extending the contracts for another six years.

Effect of Changing Prices

The Consumer Price Index, a widely used measure of the impact of changing prices, has increased only moderately in recent years, up between 2% and 3% each year since 1991. Historically, when inflation was at higher levels, the impact on the company's operations was not significant.

The principal effect of inflation on the company's operating results is to increase costs. Subject to normal competitive conditions, the company generally has demonstrated the ability to raise sales prices to offset these cost increases.

Consolidated Balance Sheet (In thousands, except share data)

	Dec. 29, 2002	Dec. 30, 2001
ASSETS		
Current Assets		
Cash and short-term cash investments	$ 39,330	$ 37,287
Accounts receivable, net of allowances of $21,085 in 2002 and $23,811 in 2001	377,779	391,788
Inventories	43,931	43,240
Prepaids	21,716	35,464
Other current assets	56,397	27,792
Total Current Assets	539,153	535,571
Investments and Other Assets		
Equity in unconsolidated companies and joint ventures	301,680	393,777
Other	262,611	193,685
Total Investments and Other Assets	564,291	587,462
Property, Plant and Equipment		
Land and improvements	99,665	99,605
Buildings and improvements	498,581	492,576
Equipment	1,312,611	1,301,826
Construction and equipment installations in progress	45,344	43,772
Total	1,956,201	1,937,779
Less accumulated depreciation	(990,159)	(922,453)
Net Property, Plant and Equipment	966,042	1,015,326
Goodwill and Other Intangible Assets		
Goodwill	1,748,229	1,748,229
Newspaper mastheads	284,284	284,284
Other, less accumulated amortization of $43,050 in 2002 and $36,236 in 2001	62,659	42,504
Total Goodwill and Other Intangible Assets, net	2,095,172	2,075,017
Total Assets	$4,164,658	$4,213,376
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 116,382	$ 110,333
Accrued expenses and other liabilities	113,718	112,946
Accrued compensation and amounts withheld from employees	118,823	107,842
Federal and state income taxes		30,844
Deferred revenue	77,946	77,368
Short-term borrowings and current portion of long-term debt	39,849	40,699
Total Current Liabilities	466,718	480,032
Noncurrent Liabilities		
Long-term debt	1,521,008	1,582,888
Deferred federal and state income taxes	295,641	255,266
Post-retirement benefits other than pensions	120,767	136,134
Employment benefits and other noncurrent liabilities	295,754	197,448
Total Noncurrent Liabilities	2,233,170	2,171,736
Minority Interests in Consolidated Subsidiaries	3,291	1,320
Commitments and Contingencies (Note 14)		
Shareholders' Equity		
Common stock, $.02 1/12 par value; shares authorized – 250,000,000; shares issued – 81,817,410 in 2002 and 84,012,749 in 2001	1,705	1,750
Additional capital	1,027,719	984,830
Retained earnings	549,509	575,649
Accumulated other comprehensive loss	(103,667)	
Treasury stock, at cost; 223,833 shares in 2002 and 34,757 shares in 2001	(13,787)	(1,941)
Total Shareholders' Equity	1,461,479	1,560,288
Total Liabilities and Shareholders' Equity	$4,164,658	$4,213,376

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income (In thousands, except per share data)

Year Ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Operating Revenue			
Advertising			
Retail	$ 1,098,644	$ 1,073,789	$ 1,104,766
General	300,622	297,033	336,613
Classified	807,676	883,600	1,066,457
Total	2,206,942	2,254,422	2,507,836
Circulation	487,732	512,309	523,856
Other	146,920	133,478	180,075
Total Operating Revenue	2,841,594	2,900,209	3,211,767
Operating Costs			
Labor and employee benefits	1,124,484	1,177,554	1,220,221
Newsprint, ink and supplements	353,331	440,782	460,463
Other operating costs	533,722	635,545	674,714
Depreciation and amortization	124,695	184,573	187,597
Total Operating Costs	2,136,232	2,438,454	2,542,995
Operating Income	705,362	461,755	668,772
Other Income (Expense)			
Interest expense	(74,969)	(100,833)	(116,652)
Interest expense capitalized	718	1,961	2,230
Interest income	381	938	1,553
Equity in earnings (losses) of unconsolidated companies and joint ventures	(62,262)	(16,095)	(8,506)
Minority interests in earnings of consolidated subsidiaries	(11,103)	(9,675)	(12,814)
Other, net	(9,457)	(30,652)	(9,293)
Total	(156,692)	(154,356)	(143,482)
Income before income taxes and cumulative effect of change in accounting principle of unconsolidated company	448,670	307,399	525,290
Income taxes	166,943	122,575	210,927
Net income before cumulative effect of change in accounting principle of unconsolidated company	281,727	184,824	314,363
Cumulative effect of change in accounting principle of unconsolidated company	(24,279)		
Net Income	$ 257,448	$ 184,824	$ 314,363
Earnings Per Share – before cumulative effect of change in accounting principle of unconsolidated company			
Basic	$ 3.39	$ 2.33	$ 4.02
Diluted	3.33	2.16	3.53
Cumulative effect of change in accounting principle of unconsolidated company			
Basic	$ (0.29)	$ –	$ –
Diluted	(0.29)		
Net Income Per Share			
Basic	$ 3.10	$ 2.33	$ 4.02
Diluted	3.04	2.16	3.53
Average Shares Outstanding (000s)			
Basic	83,066	76,074	75,370
Diluted	84,726	85,694	89,105

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows (In thousands)

Year Ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Cash Provided by Operating Activities			
Net income	$ 257,448	$ 184,824	$ 314,363
Noncash items deducted from (included in) income:			
Depreciation	115,669	111,717	111,124
Amortization of goodwill		53,015	52,993
Amortization of other intangible assets	6,814	14,769	15,574
Amortization of other assets	2,204	5,072	7,906
Cumulative effect of change in accounting principle	24,279		
Losses (gains) on sales, exchange and write-down of investments	7,435	30,191	19,401
Provision (benefit) for deferred taxes	103,932	(8,414)	(8,759)
Provision for bad debts	19,862	31,958	27,070
Minority interests in earnings of consolidated subsidiaries	11,103	9,675	12,814
Other items, net	2,278	1,929	15,200
Cash items not deducted from (included in) income:			
Distributions in excess of earnings from investees	57,418	32,519	1,505
Contributions (in excess of) lower than pension and other post-retirement benefit plan expenses	(151,300)	8,810	(13,746)
Change in certain assets and liabilities:			
Accounts receivable	(5,853)	(7,248)	(20,767)
Inventories	(691)	9,126	(13,548)
Other assets	28,010	(10,353)	(97,390)
Accounts payable	19,316	(11,189)	(21,160)
Federal and state income taxes	(53,117)	15,969	3,976
Other liabilities	(18,453)	(20,116)	(7,074)
Net Cash Provided by Operating Activities	426,354	452,254	399,482
Cash Required for Investing Activities			
Proceeds from sales of investments	51,333	21,038	40,058
Purchases of investments			(5,000)
Proceeds from sale of building			15,694
Acquisition of businesses	(17,810)	(123,627)	(194,476)
Additions to property, plant and equipment	(70,012)	(94,587)	(107,956)
Other items, net		311	23,685
Net Cash Required for Investing Activities	(36,489)	(196,865)	(227,995)
Cash Required for Financing Activities			
Net increase (decrease) in commercial paper, net of unamortized discount	(112,097)	(316,675)	367,557
Proceeds from issuance of long-term debt		297,107	
Repayment of long-term debt	(850)	(40,000)	(40,000)
Payment of cash dividends	(84,832)	(84,198)	(81,002)
Issuance of common stock to employees	77,216	76,512	29,679
Purchase of treasury stock	(257,101)	(171,795)	(464,835)
Other items, net	(10,158)	(20,714)	24,691
Net Cash Required for Financing Activities	(387,822)	(259,763)	(163,910)
Net increase (decrease) in cash	2,043	(4,374)	7,577
Cash and short-term cash investments at beginning of year	37,287	41,661	34,084
Cash and short-term cash investments at end of year	$ 39,330	$ 37,287	$ 41,661
Supplemental Cash Flow Information			
Noncash investing activities			
Securities received on the sale of investees	$ –	$ –	$ 195,624
Write-down of Internet-related investments	(3,086)	(16,800)	(167,827)
Unrealized gains (net of tax) on investments available for sale		1,301	(43,385)
Noncash financing activities			
Conversion of preferred stock held by Disney to common stock			
Preferred stock		(1,111)	(263)
Additional capital		(416,530)	(98,872)
Issuance of common stock upon conversion of preferred stock			
Common stock		231	55
Additional capital		417,410	99,080

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity (In thousands, except share data)

	Preferred Shares	Common Shares	Treasury Shares
Balance at Dec. 26, 1999	1,374,100	79,654,493	(42,510)
Issuance of common shares under stock option plan		447,453	
Issuance of common shares under stock purchase plan		344,800	
Conversion of preferred shares	(263,600)	2,636,000	
Issuance of treasury shares to nonemployee directors			3,696
Purchase of treasury shares			(9,048,895)
Retirement of treasury shares		(9,046,700)	9,046,700
Tax benefits arising from employee stock plans			
Comprehensive income:			
Net income			
Change in unrealized gains on securities available for sale, net of tax of $28,923			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 31, 2000	1,110,500	74,036,046	(41,009)
Issuance of common shares under stock option plan		1,603,450	
Issuance of common shares under stock purchase plan		264,015	
Conversion of preferred shares	(1,110,500)	11,105,000	
Issuance of treasury shares to nonemployee directors			4,057
Purchase of treasury shares			(2,993,567)
Retirement of treasury shares		(2,995,762)	2,995,762
Tax benefits arising from employee stock plans			
Comprehensive income:			
Net income			
Change in unrealized losses on securities available for sale, net of tax of $868			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 30, 2001	–	84,012,749	(34,757)
Issuance of common shares under stock option plan		1,418,183	
Issuance of common shares under stock purchase plan		223,267	
Issuance of treasury shares to nonemployee directors			4,666
Purchase of treasury shares			(4,033,531)
Retirement of treasury shares		(3,839,789)	3,839,789
Tax benefits arising from employee stock plans			
Issuance of options to employees of equity-method investee			
Comprehensive income:			
Net income			
Additional minimum pension liability, net of tax of $61,935			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 29, 2002	–	81,817,410	(223,833)

See Notes to Consolidated Financial Statements.

	Preferred Stock	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	$ 1,374	$ 1,659	$ 938,969	$ 798,971	$ 42,084	$ (2,373)	$ 1,780,684
		9	14,672				14,681
		7	14,991				14,998
	(263)	55	208				
			(18)			206	188
						(464,835)	(464,835)
		(188)	(53,345)	(409,531)		464,737	1,673
			4,105				4,105
				314,363			314,363
					(43,385)		(43,385)
							270,978
				(81,002)			(81,002)
	$ 1,111	$ 1,542	$ 919,582	$ 622,801	$ (1,301)	$ (2,235)	$ 1,541,470
		33	63,294				63,327
		6	13,179				13,185
	(1,111)	231	880				
			4			226	230
						(171,795)	(171,795)
		(62)	(24,053)	(147,778)		171,893	
			11,944				11,944
				184,824			184,824
					1,301		1,301
							186,125
				(84,198)			(84,198)
	$ –	$ 1,750	$ 984,830	$ 575,649	$ –	$ (1,941)	$ 1,560,288
		30	64,829				64,859
		5	12,352				12,357
			30			260	290
						(257,101)	(257,101)
		(80)	(47,236)	(197,679)		244,995	
			11,789	(1,077)			10,712
			1,125				1,125
				257,448			257,448
					(103,667)		(103,667)
							153,781
				(84,832)			(84,832)
	$ –	$ 1,705	$1,027,719	$ 549,509	$ (103,667)	$ (13,787)	$1,461,479

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company reports on a fiscal year ending on the last Sunday in the calendar year. Results are for the 52 weeks ended Dec. 29, 2002, the 52 weeks ended Dec. 30, 2001, and the 53 weeks ended Dec. 31, 2000.

The **basis of consolidation** is to include in the consolidated financial statements all the accounts of Knight Ridder and its more-than-50%-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated.

Revenue recognition varies by source. Advertising revenue is recognized when advertisements are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the related product or service has been delivered.

Investments in entities in which Knight Ridder has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Knight Ridder also accounts for its 13.5% investment in Ponderay Newsprint Company under the equity method since the company exercises significant influence, as defined by the **Accounting Principles Board (APB) 18**, over the operating and fiscal policies of Ponderay. The company records its share of earnings as income and increases the investment by the equivalent amount. Dividends and losses are recorded as a reduction in the investment.

The investment caption "**EQUITY IN UNCONSOLIDATED COMPANIES AND JOINT VENTURES**" in the Consolidated Balance Sheet represents the company's equity in the net assets of Detroit Newspapers; Seattle Times Company and subsidiaries; Newspapers First, a company responsible for the sales and servicing of general, retail and classified advertising accounts for a group of newspapers; SP Newsprint Co. and Ponderay Newsprint Company, two newsprint mill partnerships; InfiNet Company, a joint venture that provides Web-hosting services; CareerBuilder, LLC, a company in the business of providing recruitment services through the Internet; Classified Ventures, LLC, an online classified listings service; and Newscom, LLC, a company that provides online access to news wires, features, graphics and photographic content to the media.

The company owns a 50% equity interest in **Detroit Newspapers (DN)**, a joint operating agency between Detroit Free Press, Inc., a wholly owned subsidiary of Knight Ridder, and The Detroit News, Inc., a wholly-owned subsidiary of Gannett Co., Inc. In 1989, business operations of the Detroit Free Press and The Detroit News were transferred to DN under a joint operating agreement that expires in 2089. The company shows its share of revenue and expenses as a net amount in the "Other revenue" line.

The company owns 49.5% of the voting common stock and 65% of the nonvoting common stock of the **Seattle Times Company**; 28.9% *of the voting stock of* **Newspapers First**; *a 33.3% equity share of* **CareerBuilder**; *a 20.4% equity interest in* **Classified Ventures**; *a 50% equity* interest in **Newscom, LLC**; a 13.5% partnership interest in **Ponderay Newsprint Company**; a 50% partnership interest in **Knight Ridder/Tribune Information Services, Inc.**; and 33.3% of the voting stock of **InfiNet Company**. It is a one-third partner in the **SP Newsprint Co.**

The company owns a 55% equity interest in **Fort Wayne Newspapers, Inc.**, and consolidates 100% of its revenue and expenses. The minority shareholders' interest in the net income of this subsidiary has been reflected as an expense in the Consolidated Statement of Income in the caption "Minority interests in earnings of consolidated subsidiaries." Also included in this caption is a contractual minority interest resulting from a joint operating agreement that runs through 2021 between The Miami Herald Publishing Co. and Cox Newspapers, Inc., covering the publication of The Herald and The Miami News, which ceased publication in 1988. The related effects are included in the Consolidated Balance Sheet caption "Minority Interests in Consolidated Subsidiaries."

"**CASH AND SHORT-TERM INVESTMENTS**" includes currency and checks on hand, demand deposits at commercial banks, overnight repurchase agreements of government securities and investment-grade commercial paper. Cash and short-term investments are recorded at cost. Due to the short-term nature of these marketable securities, cost approximates market value.

Most of the company's "**ACCOUNTS RECEIVABLE**" is from advertisers and newspaper subscribers. Credit is extended based on the evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and are written off against an allowance account at the time they are deemed uncollectible. The company uses a combination of the percentage-of-sales and the aging-of-accounts-receivable methods to establish allowances for losses on accounts receivable. Credit losses have historically been within management's expectations.

"**INVENTORIES**" are priced at the lower of cost (first-in, first-out FIFO method) or market value. Most of the inventory is newsprint, ink and other supplies used in printing newspapers. Newsprint inventory varies from approximately a 30-day to a 45-day supply, depending on availability and market conditions. Damaged newsprint is generally returned to the manufacturer or supplier within 30 days for full credit. Obsolete inventory is generally not a factor. The price of newsprint has varied significantly over the past three years; however, the company is able to mitigate price volatility through its newsprint mill investments.

"**OTHER ASSETS**" includes investments in companies in which Knight Ridder owns less than a 20% interest and which are recorded at the lower of cost or estimated fair value. These investments are reviewed for appropriate classification at the time of purchase and re-evaluated as of each balance sheet date. Investments available for sale are carried on the balance sheet at fair market value, with the unrealized gains/losses (net of tax) reported as "**ACCUMULATED OTHER COMPREHENSIVE LOSS**," a separate component of shareholders' equity. Upon the sale of an investment, the gain/loss is calculated based on the original cost less the proceeds from the sale. Investments are classified as "held to maturity" *when the company has the positive intent and ability to hold the investment to maturity. As of Dec. 29, 2002, and Dec. 30, 2001,* the company held no "held to maturity" investments.

"**PROPERTY, PLANT AND EQUIPMENT**" is recorded at cost, and the provision for depreciation for financial statement purposes is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Type of Asset	Depreciation or Amortization Period
Buildings and improvements	*10 to 40 years*
Machinery, equipment and fixtures	3 to 25 years
Automobiles and trucks	3 to 8 years
Software	3 to 7 years, not to exceed the remaining useful life of the related hardware

The company capitalizes interest costs as part of the cost of constructing major facilities and equipment. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred.

"**GOODWILL AND OTHER INTANGIBLE ASSETS**" In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142 – **GOODWILL AND OTHER INTANGIBLE ASSETS**. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be *amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001.*

With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company has applied the new accounting rules beginning Dec. 31, 2001.

The company completed the initial evaluation of its goodwill and other intangible assets during the second quarter of 2002 and no impairment was indicated. However, the company owns 50% of Career Holdings, parent company of CareerBuilder, which completed its evaluation of goodwill in the second quarter of 2002. The company records its investments in Career Holdings under the equity method of accounting. The company reflected its share of Career Holdings' impairment of goodwill, $24.3 million, or $.29 per diluted share, arising from its adoption of SFAS 142 in the second quarter ended June 30, 2002, as a year-to-date cumulative effect of a change in accounting principle consistent with Career Holdings' characterization of the write-down. As of Oct. 1, 2002, the company performed its annual evaluation of goodwill and other intangibles and again no impairment was indicated. The company will reassess the carrying value of its goodwill and intangible assets each year as of Oct. 1, unless indicators of impairment become apparent earlier.

"**DEFERRED REVENUE**" arises as a normal part of business from advance subscription payments for newspapers. Revenue is recognized in the period in which it is earned.

"**SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM DEBT**" includes the carrying amounts of commercial paper and other short-term borrowings with original maturities of less than one year that management does not intend to refinance, and the portion of long-term debt payable within 12 months. The carrying amounts of short-term borrowings approximate fair value. "**LONG-TERM DEBT**" represents the carrying amounts of debentures, notes payable, other indebtedness with maturities longer than one year and commercial paper backed by a revolving credit agreement that management intends to refinance at maturity. Fair values, disclosed in "Note 3. Debt" on page 65 of this report, are estimated using the discounted cash flow analysis based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

In accordance with SFAS 144 – **ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF**, the company reviews long-lived assets and related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. To date, no such impairment has been indicated. If a review indicates that the carrying value of these assets would not be recoverable as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates used contain management's best estimates, using appropriate and customary assumptions and projections.

The company accounts for stock-based compensation plans using the intrinsic value method in accordance with APB Opinion 25 – **ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES** and discloses the general and pro forma financial information required by SFAS 123 and SFAS 148.

In December 2002, the FASB issued SFAS 148 – **ACCOUNTING FOR STOCK-BASED COMPENSATION – TRANSITION AND DISCLOSURE**. SFAS 148 amends SFAS 123 – **ACCOUNTING FOR STOCK-BASED COMPENSATION**, to provide alternative methods of transition for a voluntary change to the fair-value for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after Dec. 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after Dec. 15, 2002.

Disclosures required by SFAS 123 and SFAS 148 are as follows:

Option Value Information[a]	**2002**	2001	2000
Fair value per option[b]	$ 11.65	$ 10.53	$ 11.29
Valuation assumptions			
Expected option term (years)	4.3	3.0	4.0
Expected volatility	21.4%	21.0%	20.0%
Expected dividend yield	1.6%	1.6%	1.8%
Risk-free interest rate	3.0%	4.3%	6.1%

(a) Weighted averages of option grants during each period

(b) Estimated using Black-Scholes option pricing model under the valuation assumptions indicated

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the 15% discount in market value under the Employee Stock Purchase Plan is treated as compensation expense for pro forma purposes. The company's 2002, 2001 and 2000 GAAP and pro forma information follows (in thousands, except for earnings per share data):

	2002	2001	2000
GAAP net income	$ 257,448	$ 184,824	$ 314,363
GAAP basic earnings per share	3.10	2.33	4.02
GAAP diluted earnings per share	3.04	2.16	3.53
Pro forma net income	$ 242,408	$ 162,922	$ 301,820
Pro forma basic earnings per share	2.92	2.04	3.85
Pro forma diluted earnings per share	2.86	1.90	3.39

The pro forma effect on net income is not necessarily representative of the effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Under SFAS 128 – **EARNINGS PER SHARE (EPS)**, "**BASIC EARNINGS PER SHARE**" is computed by dividing net income attributable to common stock (net income less preferred stock dividends) by the weighted-average number of common shares outstanding. Net income attributable to common shares (net of preferred stock dividends) was $257.4 million in 2002, $177.3 million in 2001 and $303.0 million in 2000. "**DILUTED EARNINGS PER SHARE**" is computed by dividing net income by the weighted-average number of common and common equivalent shares outstanding.

The following table sets forth the calculation of basic and diluted weighted-average shares outstanding (in thousands):

	2002	2001	2000
Basic weighted-average shares outstanding	83,066	76,074	75,370
Effect of dilutive securities:			
Assumed conversion of convertible preferred stock		8,272	12,597
Treasury stock effect of outstanding stock options	1,660	1,348	1,138
Diluted weighted-average shares outstanding	84,726	85,694	89,105

Under SFAS 130 – REPORTING COMPREHENSIVE INCOME, the company presents unrealized gains or losses on the company's available-for-sale securities as an element of "ACCUMULATED OTHER COMPREHENSIVE INCOME," a separate component of shareholders' equity. See "Note 13. Comprehensive Income" on page 73 of this report.

The company is a newspaper company with products in print and online. It maintains operations and local management in the markets it serves, including the metropolitan areas of Philadelphia, Miami, San Jose, Kansas City, Fort Worth, Detroit and Charlotte. Revenue is earned through the sale of advertising and circulation and related activities. Newspapers are distributed in print through local distribution channels, as well as online through Knight Ridder Digital's Real Cities Network (see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations: Online Division" on page 52 of this report).

The company reports its online operations as a reportable business segment separate from its newspaper operations pursuant to SFAS 131. See "Note 5. Business Segments" on page 67 of this report.

The company has entered into interest rate swap agreements for interest rate risk exposure management purposes. In accordance with SFAS 133 – ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, the company accounts for its interest rate swap agreements as fair value hedges. The fair value of the swaps at Dec. 29, 2002, and Dec. 30, 2001, was $58.8 million and $9.6 million, respectively. There was no ineffectiveness associated with the swaps during fiscal years 2002 and 2001. The company does not trade or engage in hedging for investment purposes. In certain circumstances, the company may use derivatives to hedge certain exposures.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in 2000 and 2001 have been reclassified to conform to the 2002 presentation primarily relating to the presentation of the interest rate swaps, goodwill, certain items on the Consolidated Statement of Cash Flows and full-run advertising linage.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 143 – ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. Under these rules, a liability for a long-lived asset retirement obligation should be recognized in the period in which it is incurred and should be initially measured at its fair value. Changes in the liability due to the passage of time are recognized as operating expenses in the income statement and referred to as accretion expenses. SFAS 143 is required to be implemented for fiscal years beginning after June 15, 2002. The impact of adopting SFAS 143, if any, would be recognized as a cumulative effect of a change in accounting principle during the first quarter ending March 30, 2003. The company is currently evaluating the impact of SFAS 143; however, the adoption of SFAS 143 is not expected to have a material impact on the company's consolidated financial statements.

In June 2002, the FASB issued SFAS 146 – ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS 146 requires recording costs associated with exit or disposal activities at fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after Dec. 31, 2002. The company does not expect the adoption of SFAS 146 to have a material effect on its financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 – GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after Dec. 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after Dec. 15, 2002. The company evaluated the effects of FIN 45 and the additional disclosures are included herein as they relate to the company's ownership interest in SP and Ponderay. See "Note 3. Debt" on page 65 of this report and "Note 14. Commitments and Contingencies" on page 74 of this report. The company has certain existing guarantees prior to the effective date of FIN 45. If these agreements are modified, the company would have to record a liability on its Balance Sheet for the fair market value of its guarantee.

NOTE 2. INCOME TAXES

The company's income tax expense is determined under the provisions of SFAS 109 – ACCOUNTING FOR INCOME TAXES, which requires the use of the liability method in adjusting previously deferred taxes for changes in tax rates. Substantially all of the company's earnings are subject to domestic taxation. No material foreign income taxes or credit earned have been included in reported earnings.

Federal, state and local income taxes (benefits) consist of the following (in thousands):

	2002		2001		2000	
	Current	Deferred	Current	Deferred	Current	Deferred
Federal income taxes	$ 45,218	$ 98,825	$ 113,810	$ (6,306)	$ 191,635	$ (3,241)
State and local income taxes	17,793	5,107	17,179	(2,108)	28,051	(5,518)
Total	$ 63,011	$ 103,932	$ 130,989	$ (8,414)	$ 219,686	$ (8,759)

Cash payments of income taxes for the years 2002, 2001 and 2000 were $114.4 million, $112.6 million and $209.9 million, respectively.

The differences between income tax expense for continuing operations shown in the financial statements and the amounts determined by applying the federal statutory rate of 35% in each year are as follows (in thousands):

	2002	2001	2000
Federal statutory income tax	$ 157,034	$ 107,590	$ 183,851
State and local income taxes, net of federal benefit	14,885	9,796	14,664
Statutory rate applied to nondeductible amortization of the excess of cost over net assets acquired		15,863	16,018
Tax settlements and other, net	(4,976)	(10,674)	(3,606)
Total	$ 166,943	$ 122,575	$ 210,927

The deferred tax asset and liability at the fiscal year end consist of the following components (in thousands):

	2002	2001
Deferred Tax Asset		
Post-retirement benefits other than pensions (including amounts related to partnerships in which the company participates)	$ 73,339	$ 78,624
Minimum pension liability	61,935	
Accrued interest	8,507	8,248
Other nondeductible accruals	53,854	55,680
Gross deferred tax asset	197,635	142,552
Deferred Tax Liability		
Depreciation and amortization	343,910	352,754
Compensation and benefit accruals	55,337	(727)
Equity in partnerships and investees	63,512	13,004
Other	9,372	10,020
Gross deferred tax liability	472,131	375,051
Net deferred tax liability	$ 274,496	$ 232,499

The components of deferred taxes included in the Consolidated Balance Sheet are as follows (in thousands):

	2002	2001
Current asset	$ 21,145	$ 22,767
Noncurrent liability	295,641	255,266
Net deferred tax liability	$ 274,496	$ 232,499

In addition, the company has a deferred tax asset of $6.5 million related to capital loss carry forwards which has been offset entirely by a valuation allowance.

NOTE 3. DEBT

Debt consisted of the following (in thousands):

	Dec. 29, 2002	Dec. 30, 2001
Commercial paper due at various dates through March 10, 2003, at an effective interest rate of 1.39% as of Dec. 29, 2002, and 4.62% as of Dec. 30, 2001[a]	$ 415,051	$ 527,148
Debentures due on April 15, 2009, bearing interest at 9.875%, net of unamortized discount of $1,040 in 2002 and $1,205 in 2001	198,960	198,795
Debentures due on Nov. 1, 2027, bearing interest at 7.15%, net of unamortized discount of $4,876 in 2002 and $5,073 in 2001	95,124	94,927
Debentures due on March 15, 2029, bearing interest at 6.875%, net of unamortized discount of $3,192 in 2002 and $3,314 in 2001	296,808	296,686
Notes payable due on Nov. 1, 2007, bearing interest at 6.625%, net of unamortized discount of $1,105 in 2002 and $1,333 in 2001	98,895	98,667
Notes payable due on June 1, 2011, bearing interest at 7.125%, net of unamortized discount of $2,438 in 2002 and $2,723 in 2001	297,562	297,277
Senior notes payable due on Dec. 15, 2005, bearing interest at 6.3%, net of unamortized discount of $295 in 2002 and $395 in 2001	99,705	99,605
Notes payable, other		850
Fair market value of interest-rate swaps	58,752	9,632
Total debt	1,560,857	1,623,587
Less amounts payable in one year	39,849	40,699
Total long-term debt	$ 1,521,008	$ 1,582,888

(a) Commercial paper is supported by an $895 million revolving credit facility, which matures on June 15, 2006. Interest payments during 2002 and 2001 were $75.2 million and $118.4 million, respectively.

During the second quarter of 2001 and the first quarter of 2002, the company entered into certain interest rate swap agreements. The company entered into such agreements to manage interest rate exposure by achieving a desired proportion of fixed-rate versus variable-rate debt. The swap agreements expire at various dates in 2005, 2007, 2009 and 2011 and effectively convert an aggregate principal amount of $500 million of fixed-rate, long-term debt into variable rate borrowings. The variable interest rates are based on three or six month LIBOR, plus a rate spread. For the year ended Dec. 29, 2002, the weighted-average variable interest rates under these agreements were 4.1% versus the fixed rates of 8.1%. The fair value of the swap agreements at Dec. 29, 2002, and Dec. 30, 2001, totaled $58.8 million and $9.6 million, respectively, and were recorded on the Balance Sheet as other non-current assets, with an offsetting adjustment to the carrying value of the long-term debt.

In accordance with SFAS 133, changes to the fair market value of interest rate swap agreements (due to movements in the benchmark interest rate) are recorded as adjustments to the carrying value of long-term debt with an offsetting adjustment to other non-current assets.

The company guarantees 13.5% of the debt of Ponderay Newsprint Company's credit facility. The guarantee arose in April 2000 when Ponderay restated its credit agreement with a bank consortium that replaced a facility used to finance construction of a newsprint mill. The company guarantees the portion of the credit facility that matures in April 2006. The guarantee could be triggered by Ponderay's failure to meet any or all of its bank covenants, at which time the company could be liable for the full portion of its guarantee. The company accounts for these guarantees as off-balance sheet instruments, which for the years ended Dec. 29, 2002, and Dec. 30, 2001, totaled $16.2 million and $17.6 million, respectively.

The company is a one-third partner of SP Newsprint Co. In November 2002, SP amended and restated its credit agreement with certain of its lenders. The agreement stipulates that should SP's consolidated liquidity fall below $5 million, it would be in default of its covenant. The company, along with the other partners, would then be required to make an equity contribution in sufficient amount to cure the default. The company's contribution is limited to approximately $6.7 million. The obligation ends when SP first meets certain conditions including, but not limited to, predetermined leverage and fixed-charge coverage ratios and certain liquidity requirements. The company also has a demand obligation to SP Newsprint Co. for $6.7 million. The obligation arose in August 1985 in connection with an advance to Knight Ridder (and the other partners) by SP. SP has the right to request repayment of these funds at any time for any reason. The advance has been reflected as a reduction in the investment on the company's Balance Sheet and no interest expense is associated with the obligation.

The carrying amounts and fair values of debt as of Dec. 29, 2002, are as follows (in thousands):

	Carrying Amount	Fair Value
Commercial paper	$ 415,051	$ 415,051
9.875% Debentures	198,960	251,986
7.15% Debentures	95,124	108,257
6.875% Debentures	296,808	321,106
6.625% Notes payable	98,895	112,321
7.125% Notes payable	297,562	339,983
6.3% Senior notes payable	99,705	109,236
Fair market value of interest-rate swaps	58,752	58,752
Total	$ 1,560,857	$ 1,716,692

The following table presents the approximate annual maturities of debt, net of discounts and net of the fair market value of the interest rate swaps, for the years after 2002 (in thousands):

2003	$ 39,849
2004	
2005	99,705
2006	375,202
2007	98,895
2008 and thereafter	888,454
Total	$ 1,502,105

NOTE 4. UNCONSOLIDATED COMPANIES AND JOINT VENTURES

Summary financial information for the company's unconsolidated companies and joint ventures accounted for under the equity method is as follows (in thousands):

	2002	2001	2000
Current assets	$ 308,005	$ 308,822	$ 307,945
Property, plant and equipment and other assets	1,685,431	1,769,702	1,627,313
Current liabilities	269,076	235,452	192,030
Long-term debt and other noncurrent liabilities	620,976	579,473	669,911
Net sales	1,423,174	1,319,245	1,393,426
Gross profit	102,589	168,219	103,469
Net income (loss)	(193,790)	(4,584)	9,832
Company's share of:			
Net assets	301,680	393,777	304,486
Net loss	$ (62,262)	$ (16,095)	$ (8,506)

In 1989, the Detroit Free Press and The Detroit News began operating under a joint operating agreement as Detroit Newspapers (DN). Balance sheet and net sales amounts for DN at Dec. 29, 2002, Dec. 30, 2001, and Dec. 31, 2000, are included in the preceding table, and the net assets contributed to DN are included in "Equity in unconsolidated companies and joint ventures" in the Consolidated Balance Sheet. Excluding DN, net sales of the unconsolidated companies and joint ventures were $1,009.8 million in 2002, $904.3 million in 2001 and $936.8 million in 2000. Excluding DN, the company's investment in unconsolidated subsidiaries includes $289.9 million of net assets accumulated since the investment dates. Dividends and cash distributions received from unconsolidated companies and joint ventures, excluding DN, were $7.4 million in 2002, $3.4 million in 2001 and $9.5 million in 2000.

NOTE 5. BUSINESS SEGMENTS

Financial data for the company's segments are as follows (in thousands):

	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Operating revenue			
Newspapers	$ 2,786,291	$ 2,858,174	$ 3,168,219
Online	55,303	42,035	43,548
Total	$ 2,841,594	$ 2,900,209	$ 3,211,767
Operating income			
Newspapers	$ 650,237	$ 520,100	$ 742,554
Online	(8,873)	(31,502)	(46,021)
Corporate	(36,002)	(26,843)	(27,761)
Total	$ 605,362	$ 461,755	$ 668,772
Depreciation and amortization			
Newspapers	$ 113,941	$ 176,029	$ 179,278
Online	5,154	2,801	2,620
Corporate	5,600	5,743	5,699
Total	$ 124,695	$ 184,573	$ 187,597
Assets			
Newspapers	$ 3,673,374	$ 3,719,023	$ 3,875,799
Online	118,743	239,032	130,810
Corporate	372,541	255,321	236,917
Total	$ 4,164,658	$ 4,213,376	$ 4,243,526
Capital Expenditures			
Newspapers	$ 66,654	$ 81,696	$ 89,228
Online	2,284	11,130	4,341
Corporate	1,074	1,761	14,387
Total	$ 70,012	$ 94,587	$ 107,956

The only significant unusual items were work force reduction charges of $78.5 million in 2001 and $17.2 million in 2000, solely related to the newspaper segment.

NOTE 6. CAPITAL STOCK

The company has 20 million shares of preferred stock authorized and available for future issuance.

In 1997, the Board of Directors authorized 1,758,242 shares of Series B preferred stock, $1.00 par value per share, and issued 1,754,930 preferred shares in connection with the acquisition of four newspapers that were indirectly owned by The Walt Disney Company. Each share of Series B preferred stock was convertible into 10 shares of common stock. During 2000, 263,600 shares of preferred stock were converted into approximately 2.6 million common shares. During 2001, the remaining balance of 1,110,500 shares of preferred stock was converted into approximately 11.1 million common shares.

The Series B preferred stock, each share of which was convertible into 10 shares of common stock, and shares of common stock issuable upon exercise of stock options are included in the diluted earnings per share calculation, but excluded from the basic earnings per share calculation. The 2001 and 2000 diluted earnings per share calculations include 8,272,458 and 12,596,170 weighted-average shares of Series B convertible preferred stock, respectively. There were no weighted-average shares included in the diluted earnings per share calculations for the Series B convertible preferred stock in 2002. The 2002, 2001 and 2000 diluted earnings per share calculations also include 1,651,438, 1,347,968 and 1,138,199 weighted-average shares of common stock issuable upon exercise of stock options, respectively.

The company has a shareholder rights agreement. The agreement grants each holder of a common share a right, under certain conditions, to purchase from the company a unit consisting of one one-hundredth of a share of preferred stock at a price of $150, subject to adjustment. The rights provide that in the event the company is a surviving corporation in a merger, each holder of a right will be entitled to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. In the event the company engages in a merger or other business combination transaction in which the company is not the surviving corporation, the rights agreement provides that proper provision shall be made so that each holder of a right will be entitled to receive, upon the exercise thereof at the then-current exercise price of the right, common stock of the acquiring company having a value equal to two times the exercise price of the right. No rights certificates will be distributed until 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the company's outstanding common stock, or 10 business days following the commencement of a tender offer or exchange offer for 20% or more of the company's outstanding stock. Until such time, the rights are evidenced by the common share certificates of the company. The rights are not exercisable until distributed and will expire on July 10, 2006, unless earlier redeemed or exchanged by the company.

The company has the option to redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. The company's Board of Directors has reserved 1,500,000 preferred shares for issuance upon exercise of the rights.

The Employee Stock Purchase Plan provides for the sale of common stock to employees of the company and its subsidiaries at a price equal to 85% of the market value at the end of each purchase period. Participants under the plan received 226,267 shares in 2002, 264,015 shares in 2001 and 344,800 shares in 2000. The purchase price of shares issued in 2002 under this plan ranged from $51.86 to $57.29, and the market value on the purchase dates of such shares ranged from $61.01 to $67.40.

The Employee Stock Option Plan provides for the issuance of nonqualified stock options and incentive stock options. Options are issued at prices not less than fair market value at date of grant. Options granted vest in one year or three years from the date of grant. Options vesting over three years vest annually in three equal installments. Options expire no later than 10 years from the date of grant. The option plan provides for the discretionary grant of stock appreciation rights (SARs) in tandem with previously granted options, which allow a holder to receive in cash, stock or combinations thereof the difference between the exercise price and the fair market value of the stock at date of exercise. Shares of common stock relating to options outstanding under this plan are reserved at the date of grant.

Proceeds from the issuance of shares under the Employee Stock Purchase Plan and the Employee Stock Option Plan are included in shareholders' equity and do not affect income.

Transactions under the Employee Stock Option Plan are summarized as follows:

		Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding Dec. 26, 1999		7,263,311	$ 44.75
2000:	Exercised	(448,447)	32.75
	Expired	(26,849)	55.45
	Forfeited	(237,571)	53.66
	Granted	3,578,075	54.64
Outstanding Dec. 31, 2000		10,128,519	$ 48.59
2001:	Exercised	(1,604,985)	39.51
	Expired	(99,867)	54.83
	Forfeited	(568,307)	55.17
	Granted	2,144,250	61.57
Outstanding Dec. 30, 2001		9,999,610	$ 52.39
2002:	Exercised	(1,416,183)	45.79
	Expired	(23,133)	55.62
	Forfeited	(235,125)	58.38
	Granted	2,115,327	62.32
Outstanding Dec. 29, 2002		10,440,496	$ 55.15

The company also maintains a Compensation Plan for Nonemployee Directors. The purpose of the plan is to attract and retain the services of qualified individuals who are not employees of the company to serve as members of the Board of Directors. Part of the compensation plan includes the issuance of stock options. Options vest in three equal installments over a three-year period and expire no later than 10 years from the date of grant. In 1997, there were 200,000 shares authorized for issuance under the plan. The expiration dates for these options range from Dec. 16, 2007 to Dec. 12, 2011.

Transactions under the Compensation Plan for Nonemployee Directors are summarized as follows:

		Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding Dec. 26, 1999		68,000	$ 52.82
2000:	Exercised		
	Expired		
	Forfeited		
	Granted	32,000	54.81
Outstanding Dec. 31, 2000		100,000	$ 53.46
2001:	Exercised		
	Expired		
	Forfeited		
	Granted	32,000	62.25
Outstanding Dec. 30, 2001		132,000	$ 55.59
2002:	Exercised	(2,000)	51.72
	Expired		
	Forfeited		
	Granted	28,000	62.16
Outstanding Dec. 29, 2002		158,000	$ 56.80

The following table summarizes information about stock options outstanding under the Employee Stock Option Plan and the Compensation Plan for Nonemployee Directors at Dec. 29, 2002:

	Outstanding			Exercisable	
Stock Options Outstanding Exercise Price Range	Shares	Average Life[a]	Average Exercise Price	Shares	Average Exercise Price
$24.56 – $39.31	1,075,350	3.0	$ 33.92	1,075,350	$ 33.92
45.91 – 51.72	1,650,425	5.6	50.52	1,619,435	50.56
52.31 – 54.81	2,651,154	8.0	54.74	2,050,220	54.76
56.33 – 58.88	1,258,289	7.0	57.91	1,228,291	57.94
58.91 – 62.16	1,940,917	9.9	61.99	54,541	59.20
62.20 – 68.31	2,022,361	8.8	62.62	689,827	62.86
Total	10,598,496	7.5	$ 55.18	6,717,664	$ 51.86

(a) Average contractual life remaining in years

At year end 2002, options with an average exercise price of $51.86 were exercisable on 6.7 million shares; at year end 2001, options with an average exercise price of $48.56 were exercisable on 6.3 million shares.

In 1997, shareholders approved a Long-Term Incentive Plan. Under the plan, an executive's ability to receive a stock award is contingent upon and related directly to the total return received by shareholders on their investment (TSR) in the company's stock over a three-year period, compared to the return received by holders of stock in the other peer companies. The plan provides that none of the shares will vest unless the company's TSR is positive during this performance period. If the condition is met, 15% of the shares will vest if the company's TSR is equal to the peer group median and 100% of the shares will vest if the company's TSR is at the 90th percentile of the peer TSR or higher. Vesting of shares will be between 15% and 100% for TSR performance between the median and the 90th percentiles.

The plan originally covered a three-year performance period from Jan. 1, 1997, through Dec. 31, 1999. The initial performance period ended on Dec. 31, 1999, and no shares vested because the company did not meet the specified performance targets. The plan was extended for an additional three-year period beginning on Jan. 1, 2000, and ending on Dec. 31, 2002, with an initial grant of 342,012 restricted shares to participants. The grant of such shares was restricted, as the vesting of these shares was triggered upon the achievement of certain performance goals as described above. As of Dec. 29, 2002, there were 343,707 shares included as contingently issuable. The company accrued compensation expense for the plan, over the performance period, when it was probable that performance goals would be met. Total compensation expense recognized in 2002 was approximately $6.4 million and the total accrual related to the plan was approximately $21.7 million, which was included in accrued compensation at Dec. 29, 2002. In accordance with the plan, 100% of the shares vested and the company issued shares to participants in January 2003.

Due to the financial downturn in the Internet industry and other severe market conditions negatively affecting the company's wholly-owned subsidiary, Knight Ridder Digital, the company's compensation and corporate governance committee approved a program in 2001 to allow all Knight Ridder Digital optionholders to voluntarily surrender their options granted under the Knight Ridder Digital 2000 Stock Option Plan in exchange for a commitment by Knight Ridder Digital to grant in the future new options to purchase the same number of shares of Knight Ridder Digital common stock covered by the surrendered option at an exercise price based on the fair market value on the new date of grant. At the time the exchange program was approved, the fair market value of the shares was below the option exercise price.

In accordance with the program, the new grant could occur no earlier than six months and one day from the end of a specified waiting period during which an optionholder could elect to participate in the program. Vesting credit was accorded to the replacement options based on the actual vesting of the existing options earned as of the date of cancellation. During the period following the surrender and cancellation of the existing options and prior to the grant of new options, no options vested. In March 2001, the company's officers (in addition to most of the Knight Ridder Digital employees) surrendered for cancellation all existing options held by them. Replacement options were granted on Oct. 3, 2001, at $1.18 per share, the fair market value of the underlying Knight Ridder Digital shares on the new date of grant. The Knight Ridder Digital Stock Option Plan was terminated in 2002 and all outstanding options were cancelled.

At Dec. 29, 2002, shares of the company's authorized but unissued common stock were reserved and available for issuance as follows:

	Shares
Employee Stock Option Plan	4,845,389
Employees Stock Purchase Plan	861,935
Nonemployee Directors Plan	40,000
Total	5,747,324

See "Note 1. Summary of Significant Accounting Policies" on page 62 of this report for the pro forma information, as required by SFAS 123 and SFAS 148 regarding net income and earnings per share, as if the company had accounted for its stock options under the fair value method of that statement.

The following table sets forth the computation of basic and diluted earnings per share in accordance with GAAP (in thousands, except per share data):

	2002	2001	2000
Income before cumulative effect of change in accounting principle of unconsolidated company	**$ 281,727**	$ 184,824	$ 314,363
Cumulative effect of change in accounting principle of unconsolidated company	**(24,279)**		
Net Income	**257,448**	184,824	314,363
Less dividends on preferred stock		7,550	11,351
Net Income attributable to common stock	**$ 257,448**	$ 177,274	$ 303,012
Average Shares Outstanding (Basic)	**83,066**	76,074	75,370
Effect of dilutive securities:			
Weighted average preferred stock, as converted		8,272	12,597
Stock Options	**1,660**	1,348	1,138
Average Shares Outstanding (Diluted)	**84,726**	85,694	89,105
Earnings Per Share – Before cumulative effect of change in accounting principle of unconsolidated company			
Basic	**$ 3.39**	$ 2.33	$ 4.02
Diluted	**3.33**	2.16	3.53
Cumulative effect of change in accounting principle of unconsolidated company			
Basic	**$ (0.29)**	$ –	$ –
Diluted	**(0.29)**		
Net Income Per Share			
Basic	**$ 3.10**	$ 2.33	$ 4.02
Diluted	**3.04**	2.16	3.53

NOTE 7. WORK FORCE REDUCTION PROGRAM

Due to the slowing economy and the resulting decline in advertising revenue, the company announced in the second quarter of 2001 a work force reduction program affecting the majority of its newspapers. The work force reduction plan eliminated approximately 1,600 positions through early retirement programs as well as voluntary and involuntary buyouts and attrition. As a result of this plan, the company incurred charges of $78.5 million, or $47.1 million net of tax, related to employee severance costs and benefits during the second quarter of 2001 in accordance with EITF 94-3 – **LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY**. As of June 29, 2002, the plan was complete, substantially all pay outs were made and there was no significant remaining accrual related to this work force reduction program in the company's Consolidated Balance Sheet as of Dec. 29, 2002.

NOTE 8. RELATED PARTY TRANSACTIONS

The company has regular transactions in the normal course of business with CareerBuilder, LLC, and Classified Ventures, LLC. At Dec. 29, 2002, the company owned 33.3% of CareerBuilder and 20.4% of Classified Ventures. In 2002, the company recorded $26.4 million in sales related to CareerBuilder and $7.1 million related to Classified Ventures. The company also had expenses related to services provided by CareerBuilder and Classified Ventures of $3.0 million and $5.2 million, respectively, for the year ended Dec. 29, 2002. The company has ongoing purchase commitments with SP and Ponderay, its two newsprint mill partnership investments. For the years ended Dec. 29, 2002, and Dec. 30, 2001, the company paid SP $62.8 million and $57.7 million, respectively, and paid Ponderay $20.9 million and $21.1 million, respectively.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142 – GOODWILL AND OTHER INTANGIBLE ASSETS. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company has applied the new accounting rules beginning Dec. 31, 2001.

The company completed the initial evaluation of its goodwill and other intangible assets during the second quarter of 2002 and no impairment was indicated. As of Oct. 1, 2002, the company performed its annual evaluation of goodwill and other intangibles and again no impairment was indicated. All goodwill and indefinite-lived intangible assets are reported by the newspaper segment.

The company owned 50% of Career Holdings, parent company of CareerBuilder, when it completed its evaluation of goodwill in the second quarter of 2002. The company records its investments in Career Holdings under the equity method of accounting. The company reflected its share of Career Holdings' impairment of goodwill, $24.3 million, or $.29 per diluted share, arising from its adoption of SFAS in the second quarter ended June 30, 2002, as a year-to-date cumulative effect of a change in accounting principle consistent with Career Holdings' characterization of the write-down. No further impairment was identified as a result of Career Holdings' annual evaluation of goodwill and other intangible assets. The company will reassess the carrying value of its goodwill and intangible assets each year as of Oct. 1, unless indicators of impairment become apparent earlier.

The following table shows a 2002, 2001 and 2000 net income comparison had SFAS 142 been applied at the beginning of fiscal year 2000 (in thousands, except per share amounts):

	2002	2001	2000
Net Income before cumulative effect of change in accounting principle of unconsolidated company	$ 281,727	$ 184,824	$ 314,363
Cumulative effect of change in accounting principle of unconsolidated company	(24,279)		
Goodwill and other intangibles amortization		55,300	55,500
Adjusted Net Income	$ 257,448	$ 240,124	$ 369,863
Basic Earnings per Share before cumulative effect of change in accounting principle of unconsolidated company	$ 3.39	$ 2.33	$ 4.02
Cumulative effect of change in accounting principle of unconsolidated company	(0.29)		
Goodwill and other intangibles amortization		0.73	0.74
Adjusted Basic Earnings per Share	$ 3.10	$ 3.06	$ 4.76
Diluted Earnings per Share before cumulative effect of change in accounting principle of unconsolidated company	$ 3.33	$ 2.16	$ 3.53
Cumulative effect of change in accounting principle of unconsolidated company	(0.29)		
Goodwill and other intangibles amortization		0.65	0.62
Adjusted Diluted Earnings per Share	$ 3.04	$ 2.81	$ 4.15

Goodwill and other intangible assets, along with their weighted average life, at Dec. 29, 2002, consisted of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net Amount	Weighted-Average Life
Intangible assets continuing to be amortized:				
Advertiser lists	$ 43,558	$ 22,275	$ 21,283	12.2
Subscriber lists	33,651	20,341	13,310	9.5
Other	702	434	268	10.0
Total	$ 77,911	$ 43,050	$ 34,861	11.0
Goodwill and other intangible assets not being amortized:				
Goodwill			$ 1,748,229	
Newspaper mastheads			284,284	
Intangible pension asset			26,969	
Other			829	
Total			2,060,311	
Total goodwill and other intangible assets			$ 2,095,172	

Application of the nonamortization provisions of the statement resulted in an increase in net income of $55.3 million ($.65 per diluted share) for the year ended Dec. 29, 2002. Estimated annual aggregate amount of amortization of other intangible assets expense will be approximately $6.8 million for 2003 through 2006 and $4.1 million for 2007.

In 2002, the company reclassified $21.6 million from other assets into goodwill and other intangible assets no longer being amortized. The change resulted from certain newspaper routes that had indefinite lives and were more appropriately classified in goodwill. The change was reflected in the 2001 Balance Sheet to make all years presented more comparable.

Also during 2002, the defined benefit pension plans sponsored by the company were affected by losses in asset returns as well as increased benefit obligations due to declines in interest rates. As a result, at Dec. 29, 2002, the accumulated benefit obligation exceeded the fair value of plan assets for many of the company's pension plans. SFAS 87 – EMPLOYER ACCOUNTING FOR PENSION PLANS required recognition of an additional minimum liability for those deficient plans and, as a part of the transaction, the company recorded, as an intangible pension asset, an increase in goodwill and other intangible assets no longer being amortized of $27.0 million in December 2002.

A summary of the balances of goodwill, newspaper mastheads and other identified intangible assets as of Dec. 30, 2001 and Dec. 29, 2002 and the transactions for the fiscal year ended Dec. 29, 2002 were (in thousands):

	Dec. 30, 2001	Addition of Intangible Pension Asset	Amortization of Other Intangibles	Dec. 29, 2002
Goodwill	$ 1,748,229	$ –	$ –	$ 1,748,229
Newspaper mastheads	284,284			284,284
Other	42,504	26,969	(6,814)	62,659
Total	$ 2,075,017	$ 26,969	$ (6,814)	$ 2,095,172

NOTE 10. ACQUISITIONS AND DISPOSITIONS

In August 2000, Career Holdings, a company jointly controlled by Knight Ridder Digital and Tribune Co., acquired CareerBuilder, Inc., and CareerPath.com, Inc. In the CareerBuilder acquisition, a wholly owned subsidiary of Career Holdings made a tender offer for all of CareerBuilder's common stock at a price of $8 per share in cash. The tender offer, which began on July 25, 2000, and expired on Aug. 21, 2000, was followed by the merger of the subsidiary into CareerBuilder on Aug. 24, 2000. The CareerPath.com acquisition was accomplished by the merger of a wholly owned subsidiary of Career Holdings into CareerPath.com on Aug. 31, 2000. The total purchase price for the CareerBuilder and CareerPath.com acquisitions was approximately $250 million.

In November 2001, Career Holdings acquired Headhunter.net, an online recruitment and career development business, for $9.25 per share in cash, or approximately $217 million. The company's share was $108.5 million.

On Oct. 2, 2002, the company and Tribune Co. each sold one-third of their interest in CareerBuilder to Gannett Co., Inc., for $98.2 million. The company's share of the proceeds was approximately $49 million. The sale price was also the company's carrying value and no gain or loss was recorded on the sale. The company, through Knight Ridder Digital, currently owns a 33.3% interest in Career Holdings.

On Aug. 22, 2000, the company sold Cable Connection for approximately $8.5 million in cash, less an $86,000 working capital adjustment, and recorded a $5.8 million pretax gain on the sale. The Professional Exchange, LLC was sold on Sept. 25, 2000, for $5 million cash and the company recorded a $1.5 million loss. On Jan. 1, 2001, the company sold MediaStream, Inc., for $3.6 million, consisting of $3.35 million in cash and a $250,000 note receivable. The company recorded a $1.7 million pretax gain on the sale.

On Jan. 8, 2002, the company sold all of its holdings in MatchNet plc stock, realizing proceeds of $651,000 and recording an aggregate pretax loss of approximately $4.3 million.

NOTE 11. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

A summary of the components of net periodic benefit cost for the defined benefit plans and post-retirement benefit plans (other benefits) is presented here, along with the total amounts charged to pension expense for multi-employer union defined benefit plans, defined contribution plans and other agreements (in thousands):

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Defined benefit plans:						
Service cost and plan expenses	$ 38,670	$ 69,297	$ 42,324	$ 2,955	$ 1,686	$ 1,271
Interest cost	83,600	81,235	75,897	11,526	8,625	8,186
Expected return on plan assets	(109,091)	(110,251)	(102,917)	(730)	(739)	(702)
Recognized net actuarial (gain) loss	(5,455)	(11,954)	(10,508)	224	3,939	(519)
Amortization of prior service cost	5,468	6,524	6,733	(4,103)	(4,104)	(4,104)
Amortization of transition asset		227	(3,128)			
Settlement charge				(7,817)		
Net expense	13,192	35,078	8,401	2,055	9,407	4,132
Multi-employer union plans	13,247	11,500	11,218			
Defined contribution plans	11,920	11,789	12,534			
Other	2,273	1,731	1,413			
Net periodic benefit cost	$ 40,632	$ 60,098	$ 33,536	$ 2,055	$ 9,407	$ 4,132

Service cost in 2002, 2001 and 2000 included approximately $6.7 million, $35.6 million and $15.0 million, respectively, related to accelerating the retirement of certain employees under the work force reduction program and settlement cost related to the termination of a plan for which benefits were replaced by a multi-employer pension plan.

Weighted-average assumptions used each year in accounting for defined benefit plans and post-retirement benefits were:

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate as of year end	6.75%	7.5%	7.75%	6.75%	7.5%	7.5%
Return on plan assets	9.0	9.0	9.0	6.5	6.5	6.5
Rate of compensation increase	3.8	4.1	4.3	4.5	4.5	4.5
Medical trend rate:						
Projected				10.0	5.5	5.5
Reducing to this percentage through 2009				5.0	5.5	5.5

The assumed health-care-cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components in 2002	$ 872	$ (873)
Effect on post-retirement benefit obligation as of Dec. 29, 2002	$ 6,507	$ (5,662)

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the company's benefit plans (excluding liabilities of Detroit Newspapers that are reported net in the Consolidated Balance Sheet under the caption "Equity in unconsolidated companies and joint ventures") (in thousands):

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Change in benefit obligation						
Benefit obligation at beginning of year	$1,124,854	$ 1,063,691	$ 940,990	$ 133,621	$ 121,995	$ 120,819
Service cost	35,558	64,520	40,717	2,955	1,685	1,271
Interest cost	83,600	81,235	75,897	11,526	8,625	8,186
Plan participants' contributions				1,901	1,428	1,297
Amendments	15,752	428	3,820			
Actuarial loss (gain)	113,261	14,583	54,912	37,770	14,239	3,272
Benefits paid	(63,808)	(99,604)	(52,645)	(20,523)	(14,351)	(12,850)
Effect of plan settlement	(19,341)			(10,755)		
Benefit obligation at end of year	$1,289,876	$ 1,124,853	$ 1,063,691	$ 156,495	$ 133,621	$ 121,995
Change in plan assets						
Fair value of plan assets at beginning of year	$1,079,956	$ 1,197,963	$ 1,171,546	$ 10,891	$ 11,803	$ 11,623
Actual return on plan assets	(86,868)	(24,954)	65,878	733	935	1,027
Company contributions	138,039	24,598	15,573	17,753	11,077	10,706
Plan participants' contributions				1,901	1,428	1,297
Benefits paid and administrative costs	(66,643)	(117,652)	(55,034)	(20,523)	(14,351)	(12,850)
Effect of plan settlement	(19,341)			(10,755)		
Fair value of plan assets at end of year	$1,045,143	$ 1,079,955	$ 1,197,963	$ –	$ 10,892	$ 11,803
Funded status of plan (underfunded)	$ (244,733)	$ (44,898)	$ 134,272	$ (156,495)	$ (122,729)	$ (110,192)
Unrecognized net actuarial (gain) loss	310,833	(4,222)	(177,783)	39,976	(5,977)	(16,292)
Unrecognized prior service cost	34,564	31,598	43,369	(3,878)	(7,982)	(12,085)
Unrecognized transition obligation (asset)	(63)	(63)	306			
Net prepaid (accrued) benefit cost	$ 100,601	$ (17,585)	$ 164	$ (120,397)	$ (136,688)	$ (138,569)

With the concurrence of the Philadelphia Guild employees, the company transferred certain severance obligations formerly accounted for as post-retirement benefits under the company-sponsored plan to a multi-employer pension plan. Concurrent with the transfer, the company contributed $3 million to the multi-employer plan. An employer participating in a multi-employer plan recognizes as net pension expense the required contribution each period and a liability solely for any contributions due and unpaid. Accordingly, upon the transfer the company recognized a gain of $15 million, consisting of the previously recorded $18 million post-retirement benefit obligation for the Guild plan at the date of the transfer, net of the $3 million contribution.

The Retirement Plan for the Los Angeles Newspaper Guild Employees of Press-Telegram Publications, Inc., (LA Guild Plan) terminated as a result of the sale of the assets of the Long Beach Press-Telegram in December 1997. All of the LA Guild Plan's assets were transferred to the LA Guild Plan's annuity provider to be distributed to participants. As of the end of 2002, all assets of the LA Guild Plan were distributed. All expenses relating to the LA Guild Plan termination were fully reserved as of the end of 1997.

In addition, a benefit improvement under the San Jose Mercury News, Inc., Amended Retirement Plan Covering Employees Represented by the San Jose Newspaper Guild resulted in an increase in pension benefit obligation of $6.0 million and an annual increase in pension expense of approximately $1.5 million over the next 14 years as well as in the current year.

Amounts recognized in the Consolidated Balance Sheet consist of:

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Prepaid benefit cost	$ 148,509	$ 63,428	$ 51,926			
Accrued benefit liability	(47,908)	(81,013)	(51,762)	$ (120,397)	$ (136,688)	$ (138,569)
Additional minimum liability	(192,572)	(7,852)	(9,282)			
Intangible pension asset	26,969	7,852	9,282			
Accumulated other comprehensive income	103,667					
Deferred tax asset	61,936					
Net prepaid (accrued) benefit cost	$ 100,601	$ (17,585)	$ 164	$ (120,397)	$ (136,688)	$ (138,569)

During 2002, the defined benefit pension plans sponsored by the company were affected by losses in asset returns as well as increased benefit obligations due to the decline in interest rates. As a result, at Dec. 29, 2002, the accumulated benefit obligation exceeded the fair value of plan assets for many of the company's pension plans. SFAS 87 requires recognition of an additional minimum liability for those deficient plans and, as a result, the company recorded an other comprehensive income item of $103.7 million, net of taxes in December 2002.

Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2002	2001	2000
Projected benefit obligation	$ 1,157,580	$ 94,074	$ 122,878
Accumulated benefit obligation	1,056,481	78,129	106,057
Fair value of plan assets	912,676	42,840	79,552
Unfunded accumulated benefit obligation	$ 143,805	$ 35,289	$ 26,505

Employee Labor Arrangements

About 30% of the company's approximately 18,000 full-time-equivalent employees are represented by approximately 68 local unions and work under multi-year collective bargaining agreements. Individual newspapers that have one or more collective bargaining agreements are in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, St. Paul, San Jose, State College and Wichita. These agreements are renegotiated in the years in which they expire. During 2003, there will be negotiations to extend collective bargaining agreements at five newspapers. In 2001, all labor contracts in Philadelphia were extended for another six years.

NOTE 12. QUARTERLY OPERATIONS (Unaudited)

The company's largest source of revenue, retail advertising, is seasonal and tends to fluctuate with retail sales in markets served. Historically, retail advertising is higher in the second and fourth quarters. General advertising, while not as seasonal as retail, is lower during the summer months.

Classified advertising revenue in the past has been a reflection of the overall economy and has not been significantly affected by seasonal trends. The following table summarizes the company's quarterly results of operations (in thousands, except per share data):

		Quarter			
Description		First	Second	Third	Fourth
2002	Operating revenue	$678,212	$715,104	$688,990	$759,288
	Operating income	120,830	157,463	142,826	184,243
	Net income before cumulative change in accounting principle of unconsolidated company	51,768	76,794	56,536	96,629
	Cumulative effect of change in accounting principle of unconsolidated company[(a)]	(24,279)			
	Net income	27,489[(b)]	76,794	56,536	96,629
	Earnings per share				
	Basic	0.62	0.92	0.68	1.18
	Diluted	0.60	0.90	0.67	1.16
	Cumulative change in accounting principle of unconsolidated company:				
	Basic	(0.29)			
	Diluted	(0.28)			
	Net income per share:				
	Basic	0.33	0.92	0.68	1.18
	Diluted	0.32	0.90	0.67	1.16
	Dividends declared per common share	0.25	0.25	0.25	0.27
2001	Operating revenue	$735,398	$738,437	$693,122	$733,252
	Operating income	116,509	52,632	123,896	168,718
	Net income	40,737	13,426[(c)]	55,685	74,976
	Earnings per share				
	Basic: Net income	0.52	0.15	0.71	0.91
	Diluted: Net income	0.47	0.15	0.65	0.88
	Dividends declared per common share	0.25	0.25	0.25	0.25
2000	Operating revenue	$758,567	$806,168	$769,234	$877,798
	Operating income	145,423	179,712	154,837	188,800
	Net income (loss)[(d)]	160,855	96,273	76,106	(18,871)
	Earnings per share				
	Basic: Net income (loss)	2.03	1.23	0.99	(0.29)
	Diluted: Net income (loss)	1.74	1.08	0.87	(0.29)
	Dividends declared per common share	0.23	0.23	0.23	0.23

(a) Includes cumulative effect of change in accounting principle of unconsolidated company of $24.3 million.

(b) Includes after-tax charge of $11.3 million related to the CareerBuilder LLC conversion.

(c) Includes after-tax work force reduction costs of $47.1 million.

(d) Includes after-tax gain of $92 million related to InfoSpace, Inc.'s acquisition of Prio, Inc., and GoTo.com, Inc.'s acquisition of Cadabra, Inc., in the first quarter and an after-tax gain of $5.7 million on sale of a building in Philadelphia in the second quarter. Includes after-tax severance costs of $10.4 million and after-tax loss of $103.3 million on the write-down of investments, primarily in InfoSpace, Inc., and GoTo.com, Inc., in the fourth quarter.

NOTE 13. COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income for 2002, 2001 and 2000 as shown in the Statement of Shareholders' Equity (in thousands):

	2002	2001	2000
Net income	$ 257,448	$ 184,824	$ 314,363
Total gains on securities available for sale, net of taxes		(5,584)	(144,559)
Minimum pension liability adjustment	(103,667)		
Less: reclassification adjustment for realized gains, net of taxes		6,885	101,174
Change in accumulated comprehensive income	(103,667)	1,301	(43,385)
Comprehensive income	$ 153,781	$ 186,125	$ 270,978

During 2002, the defined benefit pension plans sponsored by the company were affected by losses in asset returns as well as increased benefit obligations due to the decline in interest rates. As a result, at Dec. 29, 2002, the accumulated benefit obligation exceeded the fair value of plan assets for many of the company's pension plans. SFAS 87 requires recognition of an additional minimum liability for those deficient plans and, as a result, the company recorded an other comprehensive income item of $103.7 million, net of taxes in December 2002.

NOTE 14. COMMITMENTS AND CONTINGENCIES

At Dec. 29, 2002, the company had lease commitments currently estimated to aggregate approximately $96.9 million that expire from 2003 through 2051 as follows: $23,254,000 in 2003; $19,221,000 in 2004; $14,161,000 in 2005; $10,926,000 in 2006; $9,523,000 in 2007; and $19,817,000 in 2008 and thereafter.

Payments under the lease contracts were $25.9 million in 2002, $25.2 million in 2001 and $23.1 million in 2000.

In connection with the company's insurance program, letters of credit totaling $56.5 million are required to support certain projected workers' compensation obligations.

The company's wholly owned subsidiary MediaStream, Inc., was named a defendant in two class action lawsuits that have since been consolidated with a similar lawsuit. In the first two lawsuits, free-lance authors alleged that their copyrights were infringed when their works were made available on the defendant's databases. The plaintiffs asked to be certified as class representatives of all similarly situated free-lance authors. The plaintiffs later added Knight Ridder to their lawsuit and made reference to Knight Ridder Digital.

The two lawsuits were initially stayed pending U.S. Supreme Court disposition of *New York Times Company et al. v. Tasini et al.* In June 2001, the Supreme Court ruled that the defendants in *Tasini* were not entitled to republish articles electronically without the author's separate permission. The judge in the MediaStream case ordered mediation, which began in November 2001.

The plaintiffs seek actual damages, statutory damages and injunctive relief. Knight Ridder and MediaStream intend to contest liability and oppose class certification. Existing indemnity agreements from various content providers could mitigate MediaStream's potential exposure. Management is currently unable to predict whether an unfavorable outcome is likely or the magnitude of any potential loss.

Various libel and copyright infringement actions and environmental and other legal proceedings that have arisen in the ordinary course of business are pending against the company and its subsidiaries. In the opinion of management, the ultimate liability to the company and its subsidiaries as a result of all legal proceedings will not be material to its financial position or results of operations on a consolidated basis.

Debt Guarantees

The company guarantees 13.5% of the debt of Ponderay Newsprint Company's credit facility. The guarantee could be triggered by Ponderay's failure to meet any or all of its bank covenants, at which time the company could be liable for the full portion of its guarantee. The company accounts for these guarantees as off-Balance Sheet instruments. For the year ended Dec. 29, 2002, and Dec. 30, 2001, the guarantees totaled $16.2 million and $17.6 million, respectively.

The company is a one-third partner of SP Newsprint Co. In November 2002, SP amended and restated its credit agreement with certain of its lenders. The agreement stipulates that should SP's consolidated liquidity fall below $5 million, it would be in default of its covenant. The company, along with the other partners, would then be required to make an equity contribution in sufficient amount to cure the default. The company's contribution is limited to approximately $6.7 million. The obligation ends when SP first meets certain conditions including, but not limited to, predetermined leverage and fixed-charge coverage ratios and certain liquidity requirements. The company also has a demand obligation to SP Newsprint Co. for $6.7 million. The obligation arose in August 1985 in connection with an advance to Knight Ridder (and the other partners) by SP. SP has the right to request repayment of these funds at any time for any reason. The advance has been reflected as a reduction in the investment on the company's Balance Sheet and no interest expense is associated with the obligation.

NOTE 15. DETAIL OF "OTHER, NET"

The "Other, net" line within other income (expense) on the Consolidated Statement of Income for the fiscal years ended 2002, 2001 and 2000 is summarized in the table below:

(In millions)	2002	2001	2000
Realized gain on sale of Cadabra, Inc.	$ –	$ –	$ 57.0
Realized gain on sale of Prio, Inc.			107.0
Realized losses on sales of marketable securities	(4.3)	(11.9)	(14.0)
Other-than-temporary impairment of GoTo.com, Inc., InfoSpace, Inc., and Webvan Group, inc.			(156.0)
Other-than-temporary impairment of cost-basis Internet-related investments	(3.1)	(16.8)	(16.0)
Realized gain on other asset sales			15.3
Other	(2.1)	(2.0)	(2.6)
Total	$ (9.5)	$ (30.7)	$ (9.3)

During the first quarter of 2000, the company completed the sale of two Internet-related investments that resulted in gains. The first involved the exchange of shares of Cadabra, Inc., for shares of GoTo.com, Inc., resulting in a pretax gain of approximately $57 million. The second transaction involved the exchange of shares in Prio, Inc., for shares of InfoSpace, Inc., resulting in a pretax gain of approximately $107 million. Subsequently, during 2000, the company realized a pretax loss of $14 million on the sale of a portion of the GoTo.com, Inc., shares. Also, in the fourth quarter of 2000, the company assessed the market value of its remaining GoTo.com, InfoSpace, Inc., and Webvan Group, inc., shares and concluded that, due to weak economic conditions, these investments had experienced other-than-temporary declines. As a result, the company recorded a pretax loss on the declines in market values of approximately $156 million for the GoTo.com and InfoSpace investments and $16.0 million for other Internet-related investments during the fourth quarter of 2000. Additionally, the company recognized gains on other asset sales of $15.3 million primarily related to the sale of a building in Philadelphia and sales of Cable Connections and MediaStream.

The company sold holdings in InfoSpace, AT&T, Webvan and other smaller Internet-related investments in the first quarter of 2001, realizing an aggregate pretax loss of approximately $11.9 million. Additionally, the company recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $16.8 million in 2001.

On Jan. 8, 2002, the company sold its holdings in MatchNet plc, realizing proceeds of $651,000 and recording an aggregate pretax loss of approximately $4.3 million. Additionally, the company recorded other-than-temporary declines in a number of other cost-basis Internet-related investments of $3.1 million in 2002.

Management's Responsibility for Financial Statements

SHAREHOLDERS:

The consolidated financial statements and other financial information were prepared by management in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods. The manner of presentation, the selection of accounting policies and the integrity of the financial information are the responsibility of management. Some of the amounts included in the financial statements are estimates based on management's best judgment of current conditions and circumstances.

To fulfill its responsibilities, management has developed and continues to maintain a system of internal accounting controls. We believe the controls in use provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that the financial records are reliable for preparing the financial statements and maintaining accountability for assets. We regularly evaluate the effectiveness of these controls. These systems are augmented by written policies, organizational structures providing for division of responsibilities, qualified financial officers at each operating unit, careful selection and training of financial personnel and a program of internal audits. There are, however, inherent limitations in any control system, in that the cost of maintaining a control system should not exceed the benefits to be derived.

The Audit Committee of the Board of Directors is composed of outside directors who meet the independence requirements of the New York Stock Exchange. The committee meets periodically with management, internal auditors and independent auditors, both separately and together, to review and discuss the auditors' findings and other financial and accounting matters. Both the independent and internal auditors have free access to the committee.

The consolidated financial statements have been audited by the company's independent auditors, and their report is presented below. The selection of the independent auditors by the Board of Directors, based on a recommendation by the Audit Committee, is ratified each year at the annual meeting of shareholders.

P. Anthony Ridder
Chairman and Chief Executive Officer

Gary Effren
Senior Vice President and
Chief Financial Officer

Report of Independent Auditors

TO SHAREHOLDERS OF KNIGHT-RIDDER, INC.

We have audited the accompanying consolidated balance sheets of Knight-Ridder, Inc., as of Dec. 29, 2002, and Dec. 30, 2001, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended Dec. 29, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knight-Ridder, Inc., at Dec. 29, 2002, and Dec. 30, 2001, and the consolidated results of its operations and cash flows for each of the three years in the period ended Dec. 29, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, the company changed its accounting for goodwill and intangible assets in 2002.

Ernst & Young LLP

San Jose, California
Jan. 21, 2003

This Is Knight Ridder

Knight Ridder is a communications company engaged in newspaper publishing, news and information services, electronic retrieval services, and graphics and photo services. It publishes 31 daily newspapers in the United States that reach 8.3 million readers every day, and 68 affiliated Real Cities regional Web sites.

KNIGHT RIDDER STRATEGY

VISION With technology enabling a constant flow of new products and services, and consumers demanding ever-increasing value, **Knight Ridder will be pre-eminent in news, information and advertising in its markets.** We will do this by developing our own high-value products and services to complement our traditional businesses. In our markets, we will grow reader and advertising share every year; we will reach a majority of adults every day; and we will have the dominant share of local online consumer and advertiser business. We will grow revenue, profit and economic value added.

VALUES Our historic mission, to inform our communities, is a privilege, responsibility and source of competitive strength. We will be worthy of its First Amendment protection. Our commitment to our customers and to the people of Knight Ridder is fundamental to our success. We will reflect the diversity of the audiences we serve, including viewpoints and cultures, in our content and in our work forces.

THE COMPANY

Knight-Ridder, Inc., was formed in 1974 by a merger between Knight Newspapers, Inc., and Ridder Publications, Inc.

In 1903, Charles Landon Knight purchased the Akron Beacon Journal. Knight Newspapers was founded by John S. Knight, who inherited the Beacon Journal from his father in 1933. Ridder Publications was founded in 1892 when Herman Ridder acquired the German-language Staats-Zeitung in New York. Both groups flourished, each taking its stock public in 1969. The merger created a company with operations coast to coast.

Knight-Ridder, Inc., was incorporated in Ohio in 1974. The company was reincorporated in Florida in 1976. Knight-Ridder, Inc., which does business under the name Knight Ridder, is headquartered in San Jose, Calif. For a list of operating units, see page 82.

The Knight Ridder Promise

To assure that Knight Ridder remains a landmark company whose social contributions and corporate prosperity withstand the test of time, we are pledged to provide enduring value to our customers, people, shareholders and communities. Our future rests with all of you.

Therefore, we make these promises...

TO OUR CUSTOMERS We promise to be passionate about serving you. To our readers, we promise content that matters to your daily lives – honest, fair, interesting and useful news, information and advertising. To our advertisers, we promise reach and results to help you succeed.

TO OUR PEOPLE We promise to help you develop, to show you respect, to reward you fairly, to provide a workplace in which individual differences are valued. We promise the opportunity to contribute to an ennobling enterprise that is dedicated to preserving the vigor of our democracy.

TO OUR SHAREHOLDERS We promise an attractive return that is competitive with peer companies, and a commitment to sound financial practices, consistent economic growth and innovative responses to market opportunities.

TO OUR COMMUNITIES We promise to foster economic and social health through good citizenship, through volunteer and financial support for causes that enhance the community's quality of life, and by providing valuable news, information and advertising to the citizens we serve.

Board of Directors*

P. Anthony Ridder, 62, Chairman and CEO, and chairman of the Management Committee of Knight Ridder; a director since 1987. Member of Executive and Environmental committees. B.A., economics, University of Michigan, 1962.



Kathleen Foley Feldstein, 61, President of Economics Studies, Inc., a private consulting firm; a director since 1998. Member of Audit and Nominating committees. Ph.D., economics, Massachusetts Institute of Technology, 1977; B.A., Russian literature, Radcliffe College, 1962.



Thomas P. Gerrity, 61, Professor and former dean of The Wharton School of the University of Pennsylvania; a director since 1998. Member of Environmental and Nominating committees. Ph.D., management, Massachusetts Institute of Technology, 1970; M.S., electrical engineering, MIT, 1964; B.S., electrical engineering, MIT, 1963.



Ronald D. Mc Cray, 45, Vice president/associate general counsel and secretary of Kimberly-Clark Corporation, a global producer of tissue, personal care and health care products; a director since January 2003. J.D., Harvard Law School, 1983; B.A., government, Cornell University, 1979.



Pat Mitchell, 60, President and CEO, Public Broadcasting Service, the nation's only noncommercial television network; a director since 2002. Member of Nominating Committee. Honorary doctorate of arts and letters, Emerson College, 2001; M.A., English, University of Georgia, 1968; B.A., English/drama, University of Georgia, 1965.





M. Kenneth Oshman, 62, Chairman and CEO of Echelon Corporation, the leading provider of networks connecting everyday devices to each other and the Internet; a director since 1996. Member of Compensation/Corporate Governance and Nominating committees. Ph.D., electrical engineering, Stanford University, 1967; M.S., electrical engineering, Stanford, 1965; B.S., electrical engineering, Rice University, 1963; B.A., electrical engineering, Rice, 1962.



Vasant Prabhu, 43, Executive vice president/CFO and president/E-Commerce of Safeway, Inc., a food and drug retailer; a director since January 2003. Member of Audit Committee. M.B.A. in marketing and finance, University of Chicago, 1983; B.S., engineering, Indian Institute of Technology, 1981.



Gonzalo F. Valdes-Fauli, 56, Retired vice chairman, Barclays Capital (Latin America), and former CEO, Barclays Group Latin America, international banking; a director since 1992. Chair of Audit Committee and member of Environmental Committee. Master's in international finance, Thunderbird Graduate School for International Management, 1970; B.S., economics, Spring Hill College, 1968.



John E. Warnock, 62, Co-founder and co-chairman of Adobe Systems, Inc., a leading software development firm; a director since 2001. Member of Audit Committee. Ph.D., electrical engineering (computer science), 1969, University of Utah; M.S., mathematics, 1964, University of Utah; B.S., mathematics and philosophy, 1961, University of Utah; honorary degree, science, University of Utah, 1997.



Randall L. Tobias, 60, Chairman emeritus of Eli Lilly and Company, a pharmaceuticals manufacturer; a director since 1994. Member of Executive and Compensation/Corporate Governance and Environmental committees. B.S., business, Indiana University, 1964.

**Ages as of Feb. 1, 2003*

Management Committee*

P. Anthony Ridder, 62, Chairman of the Management Committee since 1995; Knight Ridder chairman and CEO since 1995. Served as president 1989 to 1995; president of the Newspaper Division 1986 to 1995. Served as publisher, San Jose Mercury News, 1977 to 1986; general manager 1975 to 1977. B.A., economics, University of Michigan, 1962.



Jerry Ceppos, 56, Vice president/news since 1999. Oversees news operations of Knight Ridder's 31 daily newspapers; responsible for the Knight Ridder Washington Bureau and the content of Knight Ridder/Tribune Information Services. Served as vice president and executive editor, San Jose Mercury News, 1995 to 1999; managing editor 1983 to 1995; various editing positions 1981 to 1983. B.S., journalism, University of Maryland, 1969.



Mary Jean Connors, 50, Senior vice president/human resources since 1996; vice president/human resources 1989 to 1996. Oversees human resources for Knight Ridder; manages annual strategy and goal-setting. Served as vice president/human resources, Philadelphia Newspapers, Inc., 1988 to 1989; assistant to the senior vice president/news, Knight Ridder, 1988; assistant managing editor/personnel, The Miami Herald, 1985 to 1988. Stanford Executive Program, Stanford University, 1999; B.A., English, Miami University in Oxford, Ohio, 1973.



Gary R. Effron, 46, Senior vice president/CFO since 2001. Oversees all finance functions of the company and helps develop strategy and evaluate business opportunities. Served as vice president/controller 1995 to 2001; assistant vice president/assistant treasurer 1993 to 1995; assistant to the vice president/finance and treasurer 1989 to 1993; director of corporate accounting 1986 to 1989; business manager, Viewdata Corporation of America, 1984 to 1986. M.B.A., University of Miami, 1989; B.S., accounting, Rider College, 1978; CPA.





Steven B. Rossi, 53, President/Newspaper Division since 2001. Responsible for all Knight Ridder newspaper operations. Also directly oversees newspapers in Akron, Charlotte, Columbia, Contra Costa, Detroit, Fort Worth, Kansas City, Lexington, Miami, Philadelphia, St. Paul and San Jose; publishers report to him. Served as senior vice president/operations, Knight Ridder, 1998 to 2001; executive vice president and general manager, Philadelphia Newspapers, Inc., 1992 to 1998. M.B.A., The Wharton School of the University of Pennsylvania, 1974; B.A., economics, Ursinus College, 1971.



Hilary Schneider, 41, Vice president since April 2002 and president and CEO of Knight Ridder Digital. Heads the company's Internet operations and helps lead the company's interactive strategies and investments. Served as CEO, Red Herring Communications, 2000 to 2002; president and CEO, Times Mirror Interactive, 1999 to 2000; general manager, The Baltimore Sun Company, 1998 to 1999; various positions, Baltimore Sun, 1992 to 1998; director of business development, Times Mirror Corporation, 1990 to 1992; vice president/corporate finance, Drexel Burnham Lambert, Inc., 1986 to 1990. M.B.A., Harvard Business School, 1986; B.A., economics, Brown University, 1982.



Joseph (Chip) Visci, 49, Vice president/operations since 2000. Oversees operations for newspapers in Aberdeen, Belleville, Biloxi, Bradenton, Columbus, Duluth, Fort Wayne, Grand Forks, Macon, Monterey, Myrtle Beach, San Luis Obispo, State College, Tallahassee, Wichita and Wilkes-Barre; publishers report to him. Served as assistant to the chairman and CEO, Knight Ridder, 1996 to 2001; managing editor, Detroit Free Press, 1996, and in various newsroom positions 1978 to 1996. Stanford Executive Program, Stanford University, 2002; M.A., journalism, Ohio State University, 1977; B.A., journalism, Ohio Wesleyan University, 1975.



Gordon Yamato, 47, Vice president and general counsel since 2000. Manages companywide legal affairs. Served as vice president, general counsel and corporate secretary at Liberate Technologies, 1999 to 2000; partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP, in Palo Alto and San Jose, 1988 to 1999; associate 1983 to 1988. J.D., Santa Clara University School of Law, 1980; B.A., economics and political science, University of California, Davis, 1977.

**Ages as of Feb. 1, 2003*

Officers*

Marshall W. Anstandig, 54, Vice president/senior labor and employment counsel since 1998. Advises and assists Knight Ridder and its companies on legal matters related to labor relations and employment law. Served as partner in the law firm of Brown & Bain, P.A., 1996 to 1998; judge pro tem, Arizona Court of Appeals, 1996 to 1997; managing partner in the law firm of Bryan Cave in Phoenix, 1990 to 1996. J.D., Detroit College of Law, Michigan State University, 1974; B.A., political science, Hope College, 1971.



Arden Dickey, 49, Vice president/circulation and regional call centers since May 2002. Oversees circulation operations at all newspapers and directly manages Knight Ridder's two regional customer service centers. Served as assistant vice president/ circulation and regional call centers, Knight Ridder, 2000 to 2002; vice president/circulation, The Miami Herald Publishing Co., 1992 to 2000; circulation director, Knight Ridder, 1997; various circulation roles, The Miami Herald Publishing Co., 1971 to 1992. M.B.A., University of Miami, 1987; B.B.A., corporate management, Florida Atlantic University, 1985.





Lynda Hauswirth, 40, Assistant vice president/ taxation since 1998. Responsible for all tax-related items, including income, sales/use and property taxes, tax planning and research; assists individual companies with audits and filing requirements. Served as senior tax manager, Ernst & Young LLP, 1996 to 1998; senior associate, BDO Seidman, 1995 to 1996; various other tax positions 1987 to 1995. B.S., business administration/accounting, University of Vermont, 1983; CPA.

Virginia Dodge Fielder, 54, Vice president/ research since 1989. Responsible for market research for Knight Ridder; consults with the newspapers on local research projects. Served as vice president/news and circulation research 1986 to 1989; director/news and circulation research 1981 to 1985; editorial research manager, Chicago Sun-Times, 1979 to 1981. Ph.D., mass communications, Indiana University, 1976; M.A., journalism, Indiana University, 1974; B.A., psychology, Transylvania University, 1970.





Polk Laffoon IV, 57, Vice president/corporate relations since 1994 and corporate secretary since 1999. Oversees the investor relations, public and media relations and corporate secretary functions, including contact with the financial community. Served as assistant to the president 1992 to 1994; assistant circulation director/distribution, The Miami Herald, 1991 to 1992. Served as director and vice president/ investor relations, Taft Broadcasting Co., 1982 to 1987. M.B.A., marketing, The Wharton School of the University of Pennsylvania, 1970; B.A., English, Yale University, 1967.

Steve Hannah, 44, Vice president/technology since 2000. Responsible for creating the vision for technology while setting the standards in implementing new technology. Served as vice president/ technology and CIO, Gazette Communications, 1996 to 2000; director of management information systems 1993 to 1996; computer services manager, Journal/Sentinel, Inc., 1986 to 1993. B.A., business administration, Eastern Michigan University, 1982.





Adrienne Lilly, 32, Assistant vice president/ assistant general counsel since 2001; assistant general counsel since 1999. Assists in the management of companywide legal affairs. Served as corporate, commercial and securities lawyer at Fredrikson & Byron, P.A., in Minneapolis, 1995 to 1999. J.D., University of California at Berkeley, Boalt Hall School of Law, 1995; B.A., history, University of Notre Dame, 1992.



Tally C. Liu, 51, Vice president/internal audit since June 2002. Oversees the internal audit function for Knight Ridder and its subsidiary companies; reports directly to the Audit Committee of the Knight Ridder Board of Directors on these matters. Served as senior vice president/finance and operations, Knight Ridder Digital, 2000 to 2002; vice president/finance, Knight Ridder, 1990 to 2000. Served as vice president and CFO, San Jose Mercury News, 1987 to 1990. Advanced Management Program, Harvard Business School, 1998; M.B.A., Florida Atlantic University, 1977; B.S., business administration, National Chen-Chi University, 1973; CPA.

Officers*

Larry D. Marbert, 49, Vice president/production and facilities since 1998. Oversees capital investments in facilities and manufacturing systems; tracks and promotes advances in newspaper production technology and acts as an internal consultant. Served as vice president/technology, Knight Ridder, 1994 to 1998; senior vice president/operations, Philadelphia Newspapers, Inc., 1991 to 1994; vice president/operations research and planning 1988 to 1991; vice president/production 1986 to 1988. M.S., management science, Auburn University, 1977; B.S., University of North Carolina, business administration, 1976.



Bryan Monroe, 37, assistant vice president/news since October 2002. Oversees news operations of some daily newspapers; helps set overall news direction. Served as deputy managing editor/local news, visuals and technology, San Jose Mercury News, to 2002; various newsroom management roles, 1991 to 2002; assistant project director, Knight Ridder 25/43 Project, Boca Raton News, 1989 to 1991; director/graphics and photography, The (Myrtle Beach, S.C.) Sun News, 1987 to 1989. Nieman fellow, Harvard University, 2002; B.A., communications, University of Washington in Seattle, 1987.



Larry Olmstead, 45, Vice president/staff development and diversity since September 2002. Oversees recruiting, training and diversity. Served as assistant vice president/news, Knight Ridder, 2001 to 2002; managing editor, The Miami Herald, 1996 to 2001; Knight Ridder assistant vice president/human resources/diversity 1993 to 1996; special projects editor, The New York Times, 1993. Attended George Washington University.



Mike Petrak, 44, Vice president/marketing since 2001. Oversees planning and implementation of strategic marketing initiatives, including sales, branding efforts, reader and advertising research, new product initiatives and database marketing across the company. Served as executive vice president and general manager of The Kansas City Star, 1997 to 2001; vice president of marketing and advertising, 1994 to 1997. M.B.A., marketing, University of Iowa, 1982; B.A., journalism, University of Iowa, 1980.





Margaret Randazzo, 35, Vice president and controller since 2001. Responsible for all financial reporting, corporate accounting and risk management. Served as vice president and CFO of the Fort Worth Star-Telegram, 1998 to 2001, and financial planning manager, 1996 to 1998; manager, Audit and Business Advisory Division of Arthur Andersen LLP, 1990 to 1996. B.B.A., accounting, University of Oklahoma, 1990; CPA.



Steven J. Stein, 49, Vice president/human resources/compensation and benefits since 2000. Oversees benefits, compensation and human resources information systems and payroll, and works with companies on succession planning, organizational development and employee research activities. Served as assistant vice president/human resources 1995 to 2000; vice president/human resources for Knight Ridder Business Information Services, 1989 to 1995; director/human resources, Knight Ridder, 1983 to 1989. Ph.D., psychology, University of Florida, 1981; B.A., psychology, George Washington University, 1974.



Byron Traynor, 45, Vice president/shared services since June 2002. Leads the Knight Ridder Shared Services Center (SSC), which consolidates all purchasing and strategic sourcing activities and all financial, general ledger, accounts payable and fixed assets transactions for all Knight Ridder companies. Served as a partner at Andersen Business Consulting, 1996 to 2002. B.S., accounting, Auburn University, 1980; CPA.

**Ages as of Feb. 1, 2003*

Shareholder Services

COMPANY HEADQUARTERS / EMPLOYEES

The company is headquartered in San Jose, Calif., and employs about 18,000 people.

Corporate Headquarters
Knight Ridder
Suite 1500
50 West San Fernando Street
San Jose, CA 95113
408-938-7700

PUBLICATIONS / INFORMATION

We are pleased to honor requests for copies of our annual report. The annual report contains substantially all of the information required by Form 10-K except for certain miscellaneous schedules and information. Shareholders may request a free copy by calling 408-938-7878. To view the annual report, proxy, press releases, earnings releases, statistical reports and SEC filings, visit our Web site at www.knightridder.com.

For other information, please contact:
Polk Laffoon IV
Vice President/Corporate Relations
and Corporate Secretary
408-938-7838
Fax: 408-938-7813

For information concerning stock certificates, dividend checks or lost certificates, please contact:
Sharon Orlando
Manager, Shareholder Services and Records
408-938-7713
Fax: 408-938-0255

ANNUAL MEETING

Shareholders of Knight Ridder are invited to attend the annual meeting of shareholders at 9:30 a.m. on April 22, 2003, at the Fairmont Hotel, 170 South Market Street, San Jose, CA.

KRI STOCK

Knight Ridder common stock is listed on the New York Stock Exchange under the symbol KRI and on the Frankfurt Stock Exchange under the symbol KRI1.

The stock also is traded on exchanges in Philadelphia, Chicago, Boston, San Francisco, Los Angeles and Cincinnati and through the Intermarket Trading System. Options are traded on the Philadelphia Exchange and the American Stock Exchange.

Knight Ridder stock split two-for-one in 1996, 1983 and 1978. Knight Newspapers, Inc., stock split two-for-one in 1972. At year end, the company's 81.8 million common shares were held in all 50 states by 8,302 shareholders of record.

STOCK TRANSFER AGENT

The Bank of New York is the stock transfer agent, registrar and dividend disbursing agent and maintains shareholder accounting records. The agent will respond to questions on change of ownership, lost stock certificates, consolidation of accounts and change of address. Direct inquiries to:

The Bank of New York
Shareholder Relations Dept.
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
email: shareowner-svcs@bny.com
www.stockbny.com

DIVIDEND REINVESTMENT

Knight Ridder offers a dividend reinvestment plan that automatically reinvests shareholder dividends for the purchase of additional shares of stock. For more information or to join the plan, contact:

The Bank of New York
Dividend Reinvestment Dept.
P.O. Box 1958
Newark, NJ 07101-1958
800-524-4458
email: shareowner-svcs@bny.com
www.stockbny.com

EMPLOYEE STOCK PURCHASE

Employees with questions may call 800-524-4458 for shares held by The Bank of New York and 800-838-0908 for shares held by E*Trade.

MEDIA ANALYSTS WHO FOLLOW KNIGHT RIDDER

Peter Appert
Goldman Sachs
45th Floor
555 California Street
San Francisco, CA 94104

Doug Arthur
Morgan Stanley
12th Floor
1585 Broadway
New York, NY 10036

Edward Atorino
Blaylock & Partners
12th Floor
609 Fifth Avenue
New York, NY 10017

Steve Barlow
Prudential Securities
17th Floor
1 New York Plaza
New York, NY 10292

Bill Bird
Smith Barney
28th Floor
388 Greenwich Street
New York, NY 10013

Bill Drewry
Credit Suisse First Boston
Suite 3650
1201 Peachtree Street NE
Atlanta, GA 30309

Lauren Fine
Merrill Lynch
World Financial Center
20th Floor
250 Vesey Street
New York, NY 10080

Paul Ginocchio
Deutsche Bank Securities, Inc.
11th Floor
31 West 52nd Street
New York, NY 10019

Kevin Gruneich
Bear, Stearns & Co., Inc.
33rd Floor
383 Madison Avenue
New York, NY 10179

Michael Kupinski
A.G. Edwards & Sons
One North Jefferson Avenue
St. Louis, MO 63103

Fred Searby IV and
Barton Crockett
J.P. Morgan Chase & Co.
10th Floor
277 Park Avenue
New York, NY 10172

Brian Shipman
UBS Warburg
9th Floor
1285 Avenue of the Americas
New York, NY 10019

Christa Sober
Thomas Weisel Partners
35th Floor
1 Montgomery Street
San Francisco, CA 94104

Kevin Sullivan
Lehman Bros.
18th Floor
745 Seventh Avenue
New York, NY 10019

Knight Ridder Operations

KNIGHT RIDDER

50 West San Fernando Street
San Jose, CA 95113
408-938-7700
www.knightridder.com

DAILY NEWSPAPERS

Aberdeen (S.D.) American News
Akron (Ohio) Beacon Journal
Belleville (Ill.) News-Democrat
The (Biloxi, Miss.) Sun Herald
Bradenton (Fla.) Herald
The Charlotte (N.C.) Observer
The (Columbia, S.C.) State
Columbus (Ga.) Ledger-Enquirer
Contra Costa (Calif.) Times
Detroit Free Press
Duluth (Minn.) News Tribune
The (Fort Wayne, Ind.) News-Sentinel
Fort Worth Star-Telegram
Grand Forks (N.D.) Herald
The Kansas City Star
Lexington (Ky.) Herald-Leader
The Macon (Ga.) Telegraph
(Miami) el Nuevo Herald
The Miami Herald
The Monterey County (Calif.) Herald
The (Myrtle Beach, S.C.) Sun News
Olathe (Kan.) News
Philadelphia Daily News
The Philadelphia Inquirer
St. Paul (Minn.) Pioneer Press
San Jose Mercury News
The (San Luis Obispo, Calif.) Tribune
(State College, Pa.) Centre Daily Times
Tallahassee (Fla.) Democrat
The Wichita (Kan.) Eagle
(Wilkes-Barre, Pa.) Times Leader

NONDAILY NEWSPAPERS

AgWeek
Alameda (Calif.) Journal
The (Belton, Mo.) Star-Herald
Berkeley (Calif.) Voice
The (Cambria, Calif.) Cambrian
The (Cass County, Mo.) Democrat-Missourian
The (El Cerrito, Calif.) Journal
Florida Keys Keynoter
Highland (Ill.) News Leader
Lee's Summit (Mo.) Journal
Mansfield (Texas) News-Mirror
The (Marissa-New Athens, Ill.) Journal-Messenger
(Morro Bay, Calif.) Sun-Bulletin
The (North Oakland, Calif.) Montclarion
The (O'Fallon, Ill.) Legal Reporter
O'Fallon (Ill.) Progress
The (Piedmont, Calif.) Piedmonter
The (Pinckneyville, Ill.) Democrat
The (Pittston, Pa.) Sunday Dispatch
(Scott AFB, Ill.) Base News
Sparta (Ill.) News-Plaindealer
The (Tavernier, Fla.) Reporter

OTHER OPERATIONS

Knight Ridder Digital, San Jose, Calif.

EQUITY AND MINORITY-OWNED INVESTMENTS

CareerBuilder, LLC
Classified Ventures, LLC
Detroit Newspapers
InfiNet Company
Knight Ridder/Tribune Information Services, Inc.
Media Consortium LLC
Newscom, LLC
Newspapers First
Ponderay Newsprint Company
Seattle Times Company
SP Newsprint Co.



Index

Accounting changes 64
Accounting policies 62
Acquisitions, divestitures 53, 71
Advertising
  Graph 45
  Outlook 6
  Revenue 1, 4, 6, 46, 51
  Volume 1, 51
  Volume by newspaper 25
Assets 1, 46
Balance sheet 57
Business Segment Information 50, 67
Capital spending 55
  Graph 5
  Outlook 9
Cash 1, 54, 57, 58, 62
Cash flows from operations 4, 54, 58, 59
Circulation 1, 3, 7, 51
  By newspaper 25
  Outlook 4, 7
  Revenue 1, 7, 51
Costs 46, 51, 52, 58
  Graphs 44
  Outlook 3, 9
Debt 1, 46, 52, 57, 58, 65
  Rating 55
Depreciation/Amortization 1, 9, 46, 57, 62
Discussion and Analysis of Operations 48
Dividends 1, 46, 60, 73, 81
  Graph 7
Earnings per share 1, 4, 46, 58, 63
  Graph 3
Employees 42
Environment 43
FAS disclosures 62, 70
Financial highlights
  2002 1
  11-Year 46
Footnotes 45
Glossary 48
Goodwill 49, 57, 62, 70
History 76
Income statement 58
Income tax 46, 57, 58, 64
  Outlook 9
Interest expense 46, 52, 58, 65
  Outlook 9
Investments 43, 57, 62, 66
Joint operating agreements
  Detroit 38, 62, 66
  Fort Wayne 62
Joint ventures 43, 57, 62, 66
Knight Ridder Digital 3, 5, 8, 22, 52
  Graphs 22, 23
Liabilities 57
Net income 1, 46, 58, 73
  Graph 4
Newspapers 24, 51
  List 82
Newsprint
  Consumption 1, 24
  Costs 4, 52
  Graph 24
  Investments 43, 62
  Outlook 9
Online 3, 5, 8, 22, 52
Operating cash flows 4, 54, 58, 59
Operating costs 46, 51, 52, 58
  Graphs 44
  Outlook 3, 9
Operating income 1, 46, 58, 73
  Graph 44
Operating profit margin 1, 5, 46
Operating revenue 1, 46, 58, 73
  Graphs 3, 44
Pension and other post-retirement
  benefit plans 71
Price/earnings ratio 46
Quarterly operations 73
Ratios
  Equity per share 46
  Price/earnings 46
  Return on equity 46
  Total debt/total capital 46
Retirement plans 71
Return on equity 1, 46
  Graph IFC
Revenue recognition 49
Seattle Times Company 62
Shareholders' equity 1, 46, 57, 60
Stock
  Dividend reinvestment 81
  Dividends 1, 46, 60, 73, 81
    Graph 7
  Issuance of new shares 60, 67
  Listings 81
  Options 60, 67
  Ownership 81
  Preferred 67
  Price history 46, 54
    Graph 45
  Repurchases 5, 8, 54, 60
    Graph 4
  Shares outstanding 1, 46, 67
  Splits 81
Strategy 3, 76
Values statement 76
Work force reduction 69
Working capital 55

Photography Credits

Cover	Cindy Charles
Page 2	Cindy Charles
Page 12, 13	Norman Ng, The Kansas City Star
Page 16	John Duchneskie, The Philadelphia Inquirer
Page 17	Michael Perez, The Philadelphia Inquirer
Page 20	John Fitzhugh, The Sun Herald
Page 21	Allison Long, Tallahassee Democrat
Page 26	William F. Steinmetz, The Philadelphia Inquirer
Page 27	Michael Perez, The Philadelphia Inquirer
Page 28	Jennifer Midberry, Philadelphia Daily News
Page 29, 30	Carl Juste, The Miami Herald
Page 31	Roberto Koltun, el Nuevo Herald
Page 32, 33	David Eullitt, The Kansas City Star
Page 34, 35	Patrick Tehan, San Jose Mercury News
Page 36, 37	Ralph Lauer, Fort Worth Star-Telegram
Page 38	Sylwia Kapuscinski, Detroit Free Press
Page 39	J. Kyle Keener, Detroit Free Press
Page 40	Laura Mueller, The Charlotte Observer
Page 41	Christopher A. Record, The Charlotte Observer
Page 77-80	Tom Tracy, Jay Good

Design: RKC!
(Robinson Kurtin Communications! Inc)
Financial Typography: Moveable Inc.
Printing: Hennegan

Printed on recycled paper

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LOCAL NEWS
Wachovia, Prudential merge brokerages
10:10 a.m. Wachovia Corp. and Prudential Financial Inc. are combining retail brokerage forces to form one of the nation's largest providers of financial advisory services.
RICK ROTHACKER / Staff Writer
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